         As filed with the Securities and Exchange Commission.
                                              '33 Act Registration No. 333-12369
                                              '40 Act Registration No. 811-07821

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                ACT OF 1933                             [X]


                          PRE-EFFECTIVE AMENDMENT NO. 2


                                       and

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940                   [X]


                          PRE-EFFECTIVE AMENDMENT NO. 2


                               NATIONWIDE DCVA-II
                           (Exact Name of Registrant)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

   GORDON E. MCCUTCHAN, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)

================================================================================

     The Registrant elects to register an indefinite number of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940.

     Approximate date of proposed public offering: (Upon the effective date of this Registration Statement)

     The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



                                    1 of 88

                               NATIONWIDE DCVA-II
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4



N-4   ITEM                                                                                   PAGE
Part A  INFORMATION REQUIRED IN A PROSPECTUS
      Item    1.  Cover page..............................................................    3
      Item    2.  Definitions ............................................................    4
      Item    3.  Synopsis or Highlights .................................................   15
      Item    4.  Condensed Financial Information ........................................   N/A
      Item    5.  General Description of Registrant, Depositor, and Portfolio Companies...   16
      Item    6.  Deductions and Expenses ................................................   17
      Item    7.  General Description of Variable Annuity Contracts.......................   19
      Item    8.  Annuity Period .........................................................   23
      Item    9.  Death Benefit ..........................................................   23
      Item   10.  Purchases and Contract Value ...........................................   20
      Item   11.  Redemptions ............................................................   22
      Item   12.  Taxes ..................................................................   28
      Item   13.  Legal Proceedings ......................................................   29
      Item   14.  Table of Contents of the Statement of Additional Information............   29

Part B  INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
      Item   15.  Cover Page .............................................................   36
      Item   16.  Table of Contents ......................................................   36
      Item   17.  General Information and History ........................................   36
      Item   18.  Services ...............................................................   36
      Item   19.  Purchase of Securities Being Offered ...................................   37
      Item   20.  Underwriters ...........................................................   37
      Item   21.  Calculation of Performance .............................................   37
      Item   22.  Annuity Payments .......................................................   41
      Item   23.  Financial Statements ...................................................   42

Part C  OTHER INFORMATION
      Item   24.  Financial Statements and Exhibits ......................................   67
      Item   25.  Directors and Officers of the Depositor  ...............................   68
      Item   26.  Persons Controlled by or Under Common Control with the Depositor or
                  Registrant .............................................................   70
      Item   27.  Number of Contract Owners ..............................................   79
      Item   28.  Indemnification ........................................................   79
      Item   29.  Principal Underwriters .................................................   79
      Item   30.  Location of Accounts and Records .......................................   81
      Item   31.  Management Services ....................................................   81
      Item   32.  Undertakings ...........................................................   81




                                    2 of 88

                        NATIONWIDE LIFE INSURANCE COMPANY

                                   Home Office
                                 P. O. Box 16766
                              One Nationwide Plaza
                              Columbus, Ohio 43216
                      1-800-545-4730 (TTY: 1-800-848-0833)

                    GROUP FLEXIBLE FUND RETIREMENT CONTRACTS
                         ISSUED BY NATIONWIDE DCVA-II OF
                        NATIONWIDE LIFE INSURANCE COMPANY

     The Group Flexible Fund Retirement Contracts (the "Contract" or "Contracts") described in this prospectus are designed for use in connection with supplemental deferred compensation plans for employees of tax exempt entities. Such Plans will generally qualify for favorable tax treatment under Sections 401, 403(b) or 457 of the Internal Revenue Code ("Code"), but may also include other nonqualified deferred compensation plans. Contracts will be issued only to fund deferred compensation plans to employers who are exempt from taxation. The employees generally are not subject to tax until Distributions are received from the Plan. Purchase Payments made at any time by or on behalf of any Participant must be at least $20 per month. The assets of Code Section 457 Plans are part of the general assets of the Owner, provided however that the Owner must hold all such Plan assets for the exclusive benefit of the Beneficiaries. Rights and privileges under the Contracts may be exercised by the Owner to the extent such rights are not specifically reserved in the Plan for Participants as a group or as individuals. The Owner may not take any action inconsistent with the rights of the Plan's Participants. The Participants in such Plans have a contractual claim against the Owner for the benefits promised by such Plans.

     Purchase Payments are allocated to Nationwide DCVA-II (the "Variable Account"). The Variable Account is a unit investment trust with 41 Sub-Accounts of unit values, each reflecting investment results of a different management investment company. Amounts equivalent to the obligations of Nationwide Life Insurance Company (the "Company") under each Sub-Account will be invested in the specified management investment company (see "Appendix of Participating Underlying Mutual Funds").

     This prospectus provides you with the basic information you should know about the Group Flexible Fund Retirement Contracts issued by the Variable Account before investing. You should read it and keep it for future reference. A Statement of Additional Information dated May 1, 1997 containing further information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from the Company by calling the number listed above, or writing P. O. Box 16766, One Nationwide Plaza, Columbus, Ohio 43216.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE STATEMENT OF ADDITIONAL INFORMATION, DATED MAY 1, 1997, IS INCORPORATED HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE 27 OF THIS PROSPECTUS.

                   THE DATE OF THIS PROSPECTUS IS MAY 1, 1997.

                                    3 of 88

                                GLOSSARY OF TERMS



ACCUMULATION UNIT- A statistical index measuring the net investment results of each Sub-Account of the Variable Account. It is the unit of measurement used to determine Contract Value and each Participant Account Value.


ACTUARIAL RISK FEE- A charge made for mortality and expense risk and administration of the Variable Account. It is computed on a daily basis at a maximum annual rate of Up to 1.50% of the average Variable Account value.


BENEFICIARY- The person named in the application to receive certain benefits under the Contract upon the death of the designated annuitant. The Beneficiary can be changed by the Owner as set forth in the Contract.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

CONTINGENT BENEFICIARY- The person named on the application to be the alternate Beneficiary if the Beneficiary is not living at the time of the death of the designated annuitant.

CONTRACT- The group flexible fund retirement contract issued by the Company to the Owner under which the Company invests Purchase Payments made by the Owner and assists the Owner in making Retirement Income Payments at specified dates.

CONTRACT ANNIVERSARY- An anniversary of the date of issue of the Contract.

CONTRACT DATE- The date shown as the Contract Date in the Contract.

CONTRACT MAINTENANCE CHARGE- The maximum Contract Maintenance Charge is $15 per Participant per year to reimburse the Company for certain administrative expenses relating to the maintenance of individual Participant records and the mailing of periodic statements to Participants.

CONTRACT VALUE- The sum of the value of all Variable Account Accumulation Units attributable to the Contract plus any amount held under the Contract in the General Account.

CONTRACT YEAR- Each period starting with either (1) the Contract Date or (2) a Contract Anniversary. The Contract Year ends immediately prior to the next Contract Anniversary.

DISTRIBUTION- Any payment by the Company of part or all of the Contract Value under the Contract.

DISTRIBUTION PERIOD- The period during which payments are distributed from a Participant Account.

GENERAL ACCOUNT- This is an account comprised of all assets of the Company other than those in any segregated asset account.

GROUP FIXED CONTRACT- The Company's Group Fixed Fund Retirement Contract or Group Fixed Tax Deferred Annuity Contract.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INITIAL TRANSFER AMOUNT- The initial amount transferred by the Owner from another investment vehicle which is the initial Purchase Payment under the Contract.

OPTIONAL RETIREMENT INCOME FORMS- The method for making annuity payments. Several forms are available under the Contract.

OWNER- The employer or other entity to which the Contract is issued.

PARTICIPANT- An eligible employee, member, or other person who is entitled to benefits under the Plan. Such persons are determined and reported to the Company by the Owner.

PARTICIPANT ACCOUNT- An account established by the Company for each Participant in which all financial transactions occurring with respect to a Participant, under this Contract, other than the purchase and payment of an annuity made from the Company's General Account, are recorded.

PARTICIPANT ACCOUNT YEAR- For each Participant, the Participant Account Year is each one year period starting with either the Participant Effective Date or a Participant Anniversary.

                                    4 of 88

PARTICIPANT ANNIVERSARY- An anniversary of the Participant Effective Date.

PARTICIPANT EFFECTIVE DATE- For each Participant, the Participant Effective Date is the first date Accumulation Units are credited to the Participant's Account on behalf of such Participant under the Contract.

PLAN- A retirement plan which receives favorable tax treatment under the provisions of the Code. The Plan document is referred to in the Contract as the Plan.

PURCHASE PAYMENT- A deposit of new value into the Contract. The term "Purchase Payment" does not include transfers among the Sub-Accounts.

RETIREMENT COMMENCEMENT DATE- The date upon which Retirement Income Payments commence.

RETIREMENT INCOME PAYMENTS- Periodic distributions from a Participant Account made by the Company to the Owner during the Distribution Period.

RETIRED PARTICIPANT- A Participant for whom payments under an Optional Retirement Income Form are being made.

SUB-ACCOUNT- A separate and distinct division of the Variable Account, to which specific Underlying Mutual Fund shares are allocated and for which Accumulation Units are separately maintained.

UNDERLYING MUTUAL FUND- The registered management investment company, specified in the Contract application, in which the assets of a Sub-Account of the Variable Account will be invested.

VALUATION DATE- Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is a sufficient degree of trading of the Variable Account's Underlying Mutual Fund shares that the current net asset value of its Accumulation Units might be materially affected.

VALUATION PERIOD- The period of time commencing at the close of business of the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- Nationwide DCVA-II, a segregated investment account established by the Company in which amounts equivalent to the Company's obligations under the Contract are held for all Participants, and for those Participants during retirement who have annuitized.

                                    5 of 88

                                TABLE OF CONTENTS

GLOSSARY OF TERMS...............................................................................2
SUMMARY OF CONTRACT EXPENSES....................................................................5
UNDERLYING MUTUAL FUND ANNUAL EXPENSES..........................................................6
SYNOPSIS.......................................................................................13
CONDENSED FINANCIAL INFORMATION...............................................................N/A
NATIONWIDE LIFE INSURANCE COMPANY..............................................................14
NATIONWIDE DCVA-II.............................................................................14
         Voting Rights.........................................................................14
PERIODIC REPORTS...............................................................................14
VARIABLE ACCOUNT CHARGES AND OTHER DEDUCTIONS..................................................15
         Contingent Deferred Sales Charge......................................................15
         Contract Maintenance Charge...........................................................15
         Mortality Risk Charge, Expense Risk And Administration Charge.........................16
         Premium Taxes and Other Expenses......................................................16
         Experience Credits....................................................................16
DESCRIPTION OF THE CONTRACTS...................................................................17
         A.   General..........................................................................17
              Purpose of the Contracts.........................................................17
              Modification of the Contract.....................................................17
              Contract Rights and Privileges and Assignments...................................17
              Exchange Privilege...............................................................17
              Suspension and Termination.......................................................18
         B.   Participant Account Values.......................................................18
              Application of Purchase Payments.................................................18
              Variable Account Accumulation Units..............................................19
              Crediting Accumulation Units.....................................................19
              Allocation of Purchase Payments..................................................19
              Valuation of an Account..........................................................19
         C.   Redemption of Participant Accounts (Termination).................................20
         D.   Distribution of Participant Accounts (Retirement Period).........................20
              Retirement Income Payments.......................................................20
              Election of Income Form and Date.................................................20
              Allocation of Retirement Income..................................................21
              Fixed Dollar Annuity.............................................................21
              Minimum Payment..................................................................21
              Death Benefit Before Retirement..................................................21
              Optional Retirement Income Forms.................................................21
              Death of Retired Participant.....................................................22
              Withdrawal.......................................................................22
              Frequency of Payment.............................................................22
              Determinations of Payouts Under Options A1 and A2................................22
              Determinations of Payouts Under Options B1 and B2................................22
              Determination of Amount of Variable Monthly Payments for the First Year..........23
              Determination of Amount of Variable Monthly Payments for the Second
                  and Subsequent Years.........................................................23
              Alternate Assumed Investment Rate................................................23
GENERAL INFORMATION............................................................................24
         Substitution of Securities............................................................24
         Performance Advertising...............................................................24
         Contract Owner Inquiries..............................................................25
         Net Investment Factor.................................................................25
         Valuation of Assets...................................................................26
         Federal Tax Status....................................................................26
         Contracts Issued Under the New York Model Plan........................................26
LEGAL PROCEEDINGS..............................................................................27
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.......................................27
APPENDIX.......................................................................................28

                                    6 of 88

                          SUMMARY OF CONTRACT EXPENSES

PARTICIPANT TRANSACTION EXPENSES
         Maximum Deferred Sales Charge(1) ...............................    9%
                                                                          ----
         (as a percentage of Purchase Payments)
CONTRACT MAINTENANCE CHARGE(2) ........................................    $15
                                                                          ----
         (per Participant per Participant Anniversary)
MAXIMUM VARIABLE ACCOUNT ANNUAL EXPENSES(3)
(as a percentage of average account value)
         Mortality and Expense Risk Fees ..............................   0.50%
                                                                          ----
         Administration Charge.........................................   1.00%
                                                                          ----
         Total Variable Account Annual Expenses (Actuarial Risk Fee)...   1.50%
                                                                          ----

1 Imposed only when it is applicable (see "Contingent Deferred Sales Charge").

2 The Contract Maintenance Charge also will be assessed on the date that amounts held with respect to a Participant are fully withdrawn from the Contract on a prorated monthly basis (see "Contract Maintenance Charge").

3 The Administration and Expense Risk portion of the Actuarial Risk Fee is subject to negotiation (see "Mortality Risk Charge, Expense Risk Charge and Administration Charge").

                                       5

                                    7 of 88

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)
         (As a percentage of Underlying Mutual Fund average net assets)



                                                            -------------------------------------------------------
                                                            Management       Other         12b-1        Total Fund
                                                                Fees       Expenses        Fees           Annual
                                                                                                         Expenses
-------------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class                     0.61%         0.05%        0.00%             0.66%
-------------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class                        0.61%         0.04%        0.00%             0.65%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Growth                      1.00%         0.00%        0.00%             1.00%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Select                      1.00%         0.00%        0.00%             1.00%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Ultra                       1.00%         0.00%        0.00%             1.00%
-------------------------------------------------------------------------------------------------------------------
Davis New York Venture Fund, Inc.                                0.59%         0.14%        0.14%             0.87%
-------------------------------------------------------------------------------------------------------------------
Dreyfus Cash Management - Class A                                0.20%         0.00%        0.00%             0.20%
-------------------------------------------------------------------------------------------------------------------
Dreyfus Third Century Fund, Inc.                                 0.75%         0.36%        0.00%             1.11%
-------------------------------------------------------------------------------------------------------------------
Evergreen Income and Growth Fund                                 0.98%         0.21%        0.00%             1.19%
-------------------------------------------------------------------------------------------------------------------
Federated GNMA Trust-Institutional Shares                        0.40%         0.20%        0.00%             0.60%
-------------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities: 2-5 Years -                0.40%         0.14%        0.00%             0.54%
Institutional Shares
-------------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager(TM)                                       0.68%         0.27%        0.00%             0.95%
-------------------------------------------------------------------------------------------------------------------
Fidelity Contrafund                                              0.63%         0.27%        0.00%             0.90%
-------------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income Fund                                      0.45%         0.23%        0.00%             0.68%
-------------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                               0.51%         0.24%        0.00%             0.75%
-------------------------------------------------------------------------------------------------------------------
Fidelity Magellan(R) Fund                                        0.47%         0.21%        0.00%             0.68%
-------------------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                           0.53%         0.30%        0.00%             0.83%
-------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                            0.46%         0.28%        0.00%             0.74%
-------------------------------------------------------------------------------------------------------------------
INVESCO Industrial Income Fund, Inc.                             0.51%         0.36%        0.25%             1.12%
-------------------------------------------------------------------------------------------------------------------
Janus Fund                                                       0.65%         0.22%        0.00%             0.87%
-------------------------------------------------------------------------------------------------------------------
Janus Twenty Fund                                                0.66%         0.22%        0.00%             0.87%
-------------------------------------------------------------------------------------------------------------------
MAS Funds Fixed Income Portfolio                                 0.38%         0.11%        0.00%             0.49%
-------------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund - Class A              0.31%         0.23%        0.19%             0.73%
-------------------------------------------------------------------------------------------------------------------
MFS(R) Growth Opportunities Fund - Class A                       0.90%         0.36%        0.25%             1.51%
-------------------------------------------------------------------------------------------------------------------
MFS(R) High Income Fund - Class A                                0.45%         0.34%        0.26%             1.05%
-------------------------------------------------------------------------------------------------------------------

                                    8 of 88

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                           AFTER EXPENSE REIMBURSEMENT
                                   (CONTINUED)



-----------------------------------------------------------------------------------------------------------------
                                                          Management        Other          12b-1       Total Fund
                                                             Fees          Expenses        Fees         Annual
                                                                                                        Expenses
-----------------------------------------------------------------------------------------------------------------
Nationwide(R)Bond Fund                                      0.50%            0.20%          0.00%           0.70%
-----------------------------------------------------------------------------------------------------------------
Nationwide(R)Fund                                           0.50%            0.11%          0.00%           0.61%
-----------------------------------------------------------------------------------------------------------------
Nationwide(R)Growth Fund                                    0.50%            0.14%          0.00%           0.64%
-----------------------------------------------------------------------------------------------------------------
Nationwide(R)Money Market Fund                              0.45%            0.15%          0.00%           0.60%
-----------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Guardian Fund, Inc.                      0.70%            0.00%          0.12%           0.82%
-----------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Manhattan Fund, Inc.                     0.79%            0.19%          0.00%           0.98%
-----------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Partners Fund, Inc.                      0.74%            0.10%          0.00%           0.84%
-----------------------------------------------------------------------------------------------------------------
Putnam Investors Fund - Class A                             0.59%            0.19%          0.25%           1.03%
-----------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund - Class A                               0.51%            0.27%          0.25%           1.03%
-----------------------------------------------------------------------------------------------------------------
SEI Index Funds -S&P 500 Index Portfolio                    0.19%            0.06%          0.00%           0.25%
-----------------------------------------------------------------------------------------------------------------
Seligman Growth Fund, Inc. - Class A                        0.70%            0.27%          0.23%           1.20%
-----------------------------------------------------------------------------------------------------------------
Short-Term Investments Trust-Treasury Portfolio -
Institutional Class                                         0.06%            0.04%          0.00%           0.10%
-----------------------------------------------------------------------------------------------------------------
Strong Common Stock Fund, Inc.                              1.00%            0.12%          0.00%           1.12%
-----------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Fund(R)                   0.68%            0.20%          0.00%           0.88%
-----------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund- Class I                             0.61%            0.26%          0.25%           1.12%
-----------------------------------------------------------------------------------------------------------------
Templeton Smaller Companies Growth Fund, Inc. -  Class I    0.75%            0.20%          0.32%           1.27%
-----------------------------------------------------------------------------------------------------------------


         The Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. There are no front-end load fees (sales charges) at the Underlying Mutual Fund level. The following funds are subject to fee waiver or expense reimbursement arrangements:


------------------------------------------------------------------------------------------------------------
                        FUND                                             EXPENSES WITHOUT
                                                                     REIMBURSEMENT OR WAIVER
------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class            The Fund is currently waiving a portion of its fees.
                                                        Had there been no fee waivers during the year,
                                                        management fees would have been 0.63% of average net
                                                        assets.
------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class               The Fund is currently waiving a portion of its fees.
                                                        Had there been no fee waivers during the year,
                                                        management fees would have been 0.63% of average net
                                                        assets.
------------------------------------------------------------------------------------------------------------
Federated GNMA Trust - Institutional Shares             The total operating expenses would have been 0.80%
                                                        absent the voluntary waiver of a portion of the
                                                        shareholder service fee.
------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities Fund: 2-5 Years    The total operating expenses would have been 0.79%
- Institutional Shares                                  absent the voluntary waiver of a portion of the
                                                        shareholder service fee. Fidelity Equity-Income Fund
                                                        The Fund has entered into arrangements with its
                                                        custodian and transfer agent whereby interest earned
                                                        on uninvested cash balances is used to reduce
                                                        custodian and transfer agent expenses. Including
                                                        these reductions, the total operating expenses
                                                        presented in the table would have been 0.68%.
------------------------------------------------------------------------------------------------------------

                                    9 of 88


------------------------------------------------------------------------------------------------------------
                        FUND                                             EXPENSES WITHOUT
                                                                     REIMBURSEMENT OR WAIVER
-----------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                     The Fund has entered  into  arrangements  with its
                                                       custodian and transfer agent whereby interest earned
                                                       on uninvested cash balances is used to reduce
                                                       custodian and transfer agent expenses. Including
                                                       these reductions, the total operating expenses
                                                       presented in the table would have been 0.75%.
-----------------------------------------------------------------------------------------------------------
Fidelity Magellan(R) Fund                              The Fund has entered into arrangements with its
                                                       custodian and transfer agent whereby interest earned
                                                       on uninvested cash balances is used to reduce
                                                       custodian and transfer agent expenses. Including
                                                       these reductions, the total operating expenses
                                                       presented in the table would have been 0.95%.
-----------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                 The Fund has entered into arrangements with its
                                                       custodian and transfer agent whereby interest earned
                                                       on uninvested cash balances is used to reduce
                                                       custodian and transfer agent expenses. Including
                                                       these reductions, the total operating expenses
                                                       presented in the table would have been 0.83%.
-----------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                  The Fund has entered into arrangements with its
                                                       custodian and transfer agent whereby interest earned
                                                       on uninvested cash balances is used to reduce
                                                       custodian and transfer agent expenses. Including
                                                       these reductions, the total operating expenses
                                                       presented in the table would have been 0.69%.
-----------------------------------------------------------------------------------------------------------

INVESCO Industrial Income Fund, Inc.                   The management fee paid by the Fund has been reduced
                                                       to an annual rate of 0.45% on daily net assets over
                                                       $2 billion, and to an annual rate of 0.40% on daily
                                                       net assets over $4 billion. In the absence of the
                                                       voluntary expense limitation, the Fund's "Management
                                                       Fee" and "Total Fund Operating Expenses" would have
                                                       been 0.51% and 0.96% respectively.

-----------------------------------------------------------------------------------------------------------

Nationwide(R)Money Market Fund                         The Fund will waive 0.05% of the total 0.50%
                                                       management fee until further notice.

-----------------------------------------------------------------------------------------------------------
SEI Index Funds - S&P 500 Index Portfolio              The Fund's Manager has waived, on a voluntary basis,
                                                       a portion of its fee, and the management/advisory
                                                       fees shown above reflect said waiver. Absent such
                                                       waiver, the management/advisory fees would be .25%.
                                                       The Distributor has waived, on a voluntary basis,
                                                       all or a portion of its shareholder servicing fee.
                                                       Absent such waiver, the shareholder servicing fee
                                                       would be .25%. Absent these fee waivers, total
                                                       operating expenses would be .56%.
-----------------------------------------------------------------------------------------------------------
Short-Term Investments Trust - Treasury Portfolio -    The Fund's Advisor has currently agreed to
Institutional Class                                    voluntarily waive a portion of its advisory fee
                                                       and/or assume certain expenses of the Portfolio.
                                                       Absent such waiver, total operating fees would have
                                                       been 0.14%.
-----------------------------------------------------------------------------------------------------------

The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company.

                                    10 of 88

                                     EXAMPLE


The following chart depicts the dollar amount of expenses that would be incurred under the Contract assuming a $1000 initial Purchase Payment and a 5% annual return on assets.




                                                             ------------------------------------------------
                                                                     If you surrender your Contract
                                                                at the end of the applicable time period
                                                             ------------------------------------------------
                                                                1 Yr.       3 Yrs.     5 Yrs.      10 Yrs.
-------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class                     113         160         210         348
-------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class                        113         160         210         347
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Growth                      116         171         228         383
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Select                      116         171         228         383
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Ultra                       116         171         228         383
-------------------------------------------------------------------------------------------------------------
Davis New York Venture Fund, Inc.                                115         167         221         370
-------------------------------------------------------------------------------------------------------------
Dreyfus Cash Management - Class A                                108         146         186         298
-------------------------------------------------------------------------------------------------------------
Dreyfus Third Century Fund, Inc.                                 118         174         234         395
-------------------------------------------------------------------------------------------------------------
Evergreen Income and Growth Fund                                 118         177         238         403
-------------------------------------------------------------------------------------------------------------
Federated GNMA Trust-Institutional Shares                        112         158         207         341
-------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities Fund: 2-5 Years -           112         156         204         335
Institutional Shares
-------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager(TM)                                       116         169         226         378
-------------------------------------------------------------------------------------------------------------
Fidelity Contrafund                                              115         168         223         373
-------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income Fund                                      113         161         211         350
-------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                               114         163         215         357
-------------------------------------------------------------------------------------------------------------
Fidelity Magellan(R) Fund                                        113         161         211         350
-------------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                           115         166         219         366
-------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                            114         163         215         356
-------------------------------------------------------------------------------------------------------------
INVESCO Industrial Income Fund, Inc.                             118         175         234         396
-------------------------------------------------------------------------------------------------------------
Janus Fund                                                       115         167         221         370
-------------------------------------------------------------------------------------------------------------
Janus Twenty Fund                                                115         168         223         373
-------------------------------------------------------------------------------------------------------------
MAS Funds Fixed Income Portfolio                                 111         155         201         330
-------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund - Class A              114         162         214         355
-------------------------------------------------------------------------------------------------------------
MFS(R)Growth Opportunities Fund - Class A                        115         167         221         370
-------------------------------------------------------------------------------------------------------------
MFS(R)High Income Fund - Class A                                 117         173         231         389
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Bond Fund                                          113         161         212         352
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Fund                                               112         159         208         343
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Growth Fund                                        113         160         209         346
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Money Market Fund                                  106         141         178         281
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Guardian Fund, Inc.                           109         148         189         306
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Manhattan Fund, Inc.                          110         153         198         323
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Partners Fund, Inc.                           109         148         191         308
-------------------------------------------------------------------------------------------------------------
Putnam Investors Fund - Class A                                  111         155         201         329
-------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund - Class A                                    111         155         201         329
-------------------------------------------------------------------------------------------------------------
SEI Index Funds-S&P 500 Index Portfolio                          106         130         158         241
-------------------------------------------------------------------------------------------------------------
Seligman Growth Fund, Inc. - Class A                             113         160         210         347
-------------------------------------------------------------------------------------------------------------
Short-Term Investments Trust - Treasury Portfolio -              101         124         150         222
Institutional Class
-------------------------------------------------------------------------------------------------------------
Strong Common Stock Fund, Inc.                                   112         157         206         338
-------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Fund(R)                        109         150         193         312
-------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund - Class I                                 112         157         206         338
-------------------------------------------------------------------------------------------------------------
Templeton Smaller Companies Growth Fund, Inc. - Class I          113         162         213         354
-------------------------------------------------------------------------------------------------------------


The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

                                    11 of 88

The following chart depicts the dollar amount of expenses that would be incurred under the Contract assuming a $1000 initial Purchase Payment and a 5% annual return on assets.



                                                          --------------------------------------------------
                                                                If you do not surrender your Contract
                                                              at the end of the applicable time period
                                                          --------------------------------------------------
                                                             1 Yr.       3 Yrs.      5 Yrs.      10 Yrs.
------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class                  23           70          120         258
------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class                     23           70          120         257
------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Growth                   26           81          138         293
------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Select                   26           81          138         293
------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Ultra                    26           81          138         293
------------------------------------------------------------------------------------------------------------
Davis New York Venture Fund, Inc.                             25           77          131         280
------------------------------------------------------------------------------------------------------------
Dreyfus Cash Management - Class A                             18           56          96          208
------------------------------------------------------------------------------------------------------------
Dreyfus Third Century Fund, Inc.                              28           84          144         305
------------------------------------------------------------------------------------------------------------
Evergreen Income and Growth Fund                              28           87          148         313
------------------------------------------------------------------------------------------------------------
Federated GNMA Trust-Institutional Shares                     22           68          117         251
------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities Fund: 2-5 Years -        22           66          114         245
Institutional Shares
------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager(TM)                                    26           79          136         288
------------------------------------------------------------------------------------------------------------
Fidelity Contrafund                                           25           78          133         283
------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income Fund                                   23           71          121         260
------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                            24           73          125         267
------------------------------------------------------------------------------------------------------------
Fidelity Magellan(R) Fund                                     23           71          121         260
------------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                        25           76          129         276
------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                         24           73          125         266
------------------------------------------------------------------------------------------------------------
INVESCO  Industrial Income Fund, Inc.                         28           85          144         306
------------------------------------------------------------------------------------------------------------
Janus Fund                                                    25           77          131         280
------------------------------------------------------------------------------------------------------------
Janus Twenty Fund                                             25           78          133         283
------------------------------------------------------------------------------------------------------------
MAS Funds Fixed Income Portfolio                              21           65          111         240
------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund - Class A           24           72          124         265
------------------------------------------------------------------------------------------------------------
MFS(R)Growth Opportunities Fund - Class A                     25           77          131         280
------------------------------------------------------------------------------------------------------------
MFS(R)High Income Fund - Class A                              27           83          141         299
------------------------------------------------------------------------------------------------------------
Nationwide(R) Bond Fund                                       23           71          122         262
------------------------------------------------------------------------------------------------------------
Nationwide(R) Fund                                            22           69          118         253
------------------------------------------------------------------------------------------------------------
Nationwide(R) Growth Fund                                     23           70          119         256
------------------------------------------------------------------------------------------------------------
Nationwide(R) Money Market Fund                               16           51          88          191
------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Guardian Fund, Inc.                        19           58          99          216
------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Manhattan Fund, Inc.                       20           63          108         233
------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Partners Fund, Inc.                        19           58          101         218
------------------------------------------------------------------------------------------------------------
Putnam Investors Fund - Class A                               21           65          111         239
------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund - Class A                                 21           65          111         239
------------------------------------------------------------------------------------------------------------
SEI Index Funds-S&P 500 Index Portfolio                       13           40          68          151
------------------------------------------------------------------------------------------------------------
Seligman Growth Fund, Inc. - Class A                          23           70          120         257
------------------------------------------------------------------------------------------------------------
Short-Term Investments Trust - Treasury Portfolio -           11           34          60          132
Institutional Class
------------------------------------------------------------------------------------------------------------
Strong Common Stock Fund, Inc.                                22           67          116         248
------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Fund(R)                     19           60          103         222
------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund - Class I                              22           67          116         248
------------------------------------------------------------------------------------------------------------
Templeton Smaller Companies Growth Fund, Inc. - Class I       23           72          123         264
------------------------------------------------------------------------------------------------------------

The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

                                    12 of 88

The following chart depicts the dollar amount of expenses that would be incurred under the Contract assuming a $1000 initial Purchase Payment and a 5% annual return on assets.




                                                            -------------------------------------------------
                                                                     If you annuitize your Contract
                                                                at the end of the applicable time period
                                                            -------------------------------------------------
                                                              1 Yr.      3 Yrs.      5 Yrs.       10 Yrs.
-------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class                   23          70          120          258
-------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class                      23          70          120          257
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Growth                    26          81          138          293
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Select                    26          81          138          293
-------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Ultra                     26          81          138          293
-------------------------------------------------------------------------------------------------------------
Davis New York Venture Fund, Inc.                              25          77          131          280
-------------------------------------------------------------------------------------------------------------
Dreyfus Cash Management - Class A                              18          56          96           208
-------------------------------------------------------------------------------------------------------------
Dreyfus Third Century Fund, Inc.                               28          84          144          305
-------------------------------------------------------------------------------------------------------------
Evergreen Income and Growth Fund                               28          87          148          313
-------------------------------------------------------------------------------------------------------------
Federated GNMA Trust-Institutional Shares                      22          68          117          251
-------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities Fund: 2-5 Years -         22          66          114          245
Institutional Shares
-------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager(TM)                                     26          79          136          288
-------------------------------------------------------------------------------------------------------------
Fidelity Contrafund                                            25          78          133          283
-------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income Fund                                    23          71          121          260
-------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Fund                                  24          73          125          267
-------------------------------------------------------------------------------------------------------------
Fidelity Magellan(R) Fund                                      23          71          121          260
-------------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                         25          76          129          276
-------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                          24          73          125          266
-------------------------------------------------------------------------------------------------------------
INVESCO  Industrial Income Fund, Inc.                          28          85          144          306
-------------------------------------------------------------------------------------------------------------
Janus Fund                                                     25          77          131          280
-------------------------------------------------------------------------------------------------------------
Janus Twenty Fund                                              25          78          133          283
-------------------------------------------------------------------------------------------------------------
MAS Funds Fixed Income Portfolio                               21          65          111          240
-------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund - Class A            24          72          124          265
-------------------------------------------------------------------------------------------------------------
MFS(R)Growth Opportunities Fund - Class A                      25          77          131          280
-------------------------------------------------------------------------------------------------------------
MFS(R)High Income Fund - Class A                               27          83          141          299
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Bond Fund                                        23          71          122          262
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Fund                                             22          69          118          253
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Growth Fund                                      23          70          119          256
-------------------------------------------------------------------------------------------------------------
Nationwide(R) Money Market Fund                                16          51          88           191
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Guardian Fund, Inc.                         19          58          99           216
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Manhattan Fund, Inc.                        20          63          108          233
-------------------------------------------------------------------------------------------------------------
Neuberger&Berman - Partner's Fund, Inc.                        19          58          101          218
-------------------------------------------------------------------------------------------------------------
Putnam Investors Fund - Class A                                21          65          111          239
-------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund - Class A                                  21          65          111          239
-------------------------------------------------------------------------------------------------------------
SEI Index Funds-S&P 500 Index Portfolio                        13          40          68           151
-------------------------------------------------------------------------------------------------------------
Seligman Growth Fund, Inc. - Class A                           23          70          120          257
-------------------------------------------------------------------------------------------------------------
Short-Term Investments Trust - Treasury Portfolio -            11          34          60           132
Institutional Class
-------------------------------------------------------------------------------------------------------------
Strong Common Stock Fund, Inc.                                 22          67          116          248
-------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Fund(R)                      19          60          103          222
-------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund - Class I                               22          67          116          248
-------------------------------------------------------------------------------------------------------------
Templeton Smaller Companies Growth Fund, Inc. - Class I        23          72          123          264
-------------------------------------------------------------------------------------------------------------


The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

                                    13 of 88

         The purpose of the Summary of Contract Expenses and Example is to assist the Participant in understanding the various costs and expenses that a Participant will bear directly or indirectly when investing in the Contract. The Example reflects expenses of the Variable Account as well as the Underlying Mutual Fund investment options. For a more detailed explanation of these expenses, see "Charges and Other Deductions." For more and complete information regarding expenses paid out of the assets of a particular Underlying Mutual Fund, see the Underlying Mutual Fund's prospectus. In addition to the expenses shown above, deductions for premium taxes also may be applicable, depending upon the jurisdiction in which the Contract is sold (see "Premium Taxes").

                                    14 of 88

                                    SYNOPSIS


     The Contracts described in this prospectus are designed for use in connection with supplemental deferred compensation plans for employees of tax exempt entities. Such Plans generally will qualify for favorable tax treatment under Section 401, 403(b), or 457 of the Code, but may also include other nonqualified deferred compensation plans. Contracts will be issued only to employers who are exempt from taxation to fund deferred compensation plans. The employees are generally not subject to federal income tax on amounts deferred under such plans until Distributions are received from the Plan. Purchase Payments made at any time by or on behalf of any Participant must be at least $20 per month.


     Purchase Payments under the Contracts are placed in the Variable Account. The Variable Account is a unit investment trust with 41 Sub-Accounts of unit values, each reflecting investment results of a different management investment company. Amounts equivalent to the obligations of the Company under each Sub-Account will be invested in the specified management investment company (see "Appendix of Participating Underlying Mutual Funds").


     The Company does not deduct a sales charge from Purchase Payments made to these Contracts. However, if any part of such Contracts is withdrawn, the Company will, with certain exceptions, deduct from the Contract Value a Contingent Deferred Sales Charge equal to not more than 9% of the lesser of the total of all Purchase Payments made prior to the date of the request for surrender, or the amount surrendered. This charge, when applicable, is imposed to permit the Company to recover sales expenses which have been advanced by the Company (see "Contingent Deferred Sales Charge").

     A Contract Maintenance Charge may be deducted each year from a Participant Account (see "Contract Maintenance Charge"). Any applicable premium taxes can be deducted and will be charged against the Contracts. If any such premium taxes are payable at the time Purchase Payments are made, the premium tax deduction will be made from the Contract prior to allocation to any Underlying Mutual Fund option (see "Premium Taxes".)

     A daily deduction is made from the Variable Account in an amount equivalent to a maximum of 1.50% per year for the Company's contractual promises to accept the mortality and expense risks and for administration of the Variable Account (see "Expense Risk Charge, Mortality Risk Charge and Administration Charge"). In addition, the investment companies whose shares are purchased by the Variable Account make certain deductions from their assets.

     The Contracts provide that the deductions made from Purchase Payments, Participants' Accounts, the Contingent Deferred Sales Charges, Contract Maintenance Charges, Expense Risk Charges, Mortality Risk Charges, and Administration Charges may be decreased by the Company upon notice to the Owner (see "Modification of the Contract").

                                    15 of 88

                        NATIONWIDE LIFE INSURANCE COMPANY

     The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise, with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215. The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in all states, the District of Columbia, the Virgin Islands, and Puerto Rico.

                               NATIONWIDE DCVA-II

     Nationwide DCVA-II (the "Variable Account") was established by the Company on November 1, 1995, pursuant to the provisions of Ohio law. The Variable Account is also registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.


     The net Purchase Payments applied to the Variable Account are invested in shares of the Underlying Mutual Funds available pursuant to the terms of the Contract. The Variable Account is divided into 41 Sub-Accounts, each of which represents a separate Underlying Mutual Fund (see "Participating Underlying Mutual Funds in the Appendix" for a description of the investment objective of each Underlying Mutual Fund).


     Each Sub-Account in the Variable Account is administered and accounted for as a part of the separate account, but the income, capital gains or losses of each Sub-Account are credited to or charged against the assets held for that Sub-Account in accordance with the terms of each Contract, without regard to other income, capital gains or losses of any other Sub-Account, or arising out of any other business the Company may conduct. The assets within each Sub-Account are not chargeable with liabilities arising out of the business conducted by any other Sub-Account, nor will the Variable Account as a whole be chargeable with liabilities arising out of any other business the Company may conduct.

VOTING RIGHTS

     The Variable Account will be owner of record of all Underlying Mutual Fund shares purchased by the respective account until such Underlying Mutual Fund shares are sold, but all securities will be held for the benefit of the Owners of the Contracts. In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of Underlying Mutual Funds in accordance with instructions received from the Owners. The Company will mail to each Owner at its last known address all periodic reports and proxy material of the applicable Underlying Mutual Fund(s), and a form with which to give voting instructions. Any Underlying Mutual Fund shares as to which no timely instructions are received will be voted by the Company in the same proportion as the instructions received from all persons furnishing timely instructions. An Owner's voting rights may decrease with the cancellation of Accumulation Units to make annuity payments.

                                PERIODIC REPORTS

     The Company will, semi-annually, provide to each person covered by a Contract, a Statement of Assets, Liabilities and Contract Owners' Equity and a Statement of Operations and Changes in Contract Owners' Equity of the Variable Account. Each Participant and Retired Participant will also be informed, periodically, of the number of Accumulation Units credited to his or her account as well as the total account value.

     The current prospectus of the Variable Account will be made available to Participants through the Owner. In addition, the Owner may, under the terms of the Plan, have an obligation to furnish additional information to Participants, such as a notice of any changes in the Plan, or tax status of the Plan and the financial condition of the Owner as it relates to obligations under the Plan.

                                    16 of 88

                  VARIABLE ACCOUNT CHARGES AND OTHER DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE

     No deduction for a sales charge is made from the Purchase Payments for these Contracts. However, the Contingent Deferred Sales Charge, when it is applicable, will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional activity. Gross commissions paid on the sale of these Contracts vary depending upon the Contract of the general agent performing the marketing and enrollment function in connection with a particular Contract.

     If part or all of the Contract Value representing Participant Accounts that have been established under the Contract and held in the Variable Account for less than 16 years is surrendered, a Contingent Deferred Sales Charge will, when it is applicable, be made by the Company. This charge will not exceed 9% of the lesser of: (1) the total of all Purchase Payments received on behalf of the surrendering Participant or the withdrawing Owner prior to the date of the request for surrender; or (2) the amount surrendered. The cumulative sum of all such charges, per Participant, will never exceed 9% (or such lesser percentage, if applicable) of the total Purchase Payments made on behalf of such Participant during the period of up to 16 years prior to the date on which the surrender is requested. When a Contingent Deferred Sales Charge of less than 9% is negotiated and assessed, the reduced charge will reflect actual variations in expenses, usually resulting from reduced agent's commissions.

     No Contingent Deferred Sales Charge will be imposed on Contract Value that is paid under:

            - any life income payment option;

            - Designated Period payment options of 5 or more years for a
              Participant who has a minimum of 5 Participant Account Years prior to the time the benefit payments are to commence;

            - a one-sum or periodic payment payable because of a Participant's death.

CONTRACT MAINTENANCE CHARGE


     The Company will assess each Participant Account a maximum of $15 at the beginning of each Participant Account Year for the preceding Participant Account year, during both the accumulation and annuity periods, as reimbursement for certain administrative expenses relating to the maintenance of individual Participant records and the mailing of periodic statements to Participants. The Contract Maintenance Charges are designed only to help the Company offset such administrative expenses, and such charges will not exceed the Company's actual administration expenses under the Contracts.

     The Contract Maintenance Charge is made by canceling a number of Accumulation Units at the beginning of each Participant Account Year during both the accumulation and annuity periods, equal in value to the applicable Contract Maintenance Charge. If a Participant Account includes more than one Sub-Account, the deduction will be allocated among Sub-Accounts on the basis of relative values at the time the deduction is made. For those Contracts where the Owner has so elected, there will be no charge for the transfers among Sub-Accounts.

     The Company will assess a Contract Maintenance Charge on the date (other than a Participant Anniversary) that amounts held in respect of a Participant are fully withdrawn from the Variable Account. In such case, the amount of the Contract Maintenance Charge will be 1/12 of the applicable Contract Maintenance Charge, multiplied by the number of whole or partial calendar months which have elapsed between the Participant Anniversary (or the Participant Effective Date during the first Participant Account Year) and the date of full withdrawal.

     For those Plans which provide this Contract and certain other investment options (such as the Company's Group Fixed Fund Retirement Contract), the Contract Maintenance Charge under this Contract may be reduced so that the total of the Contract Maintenance Charges and any similar administrative charges imposed under other investment options available under the Plan shall not exceed the Contract Maintenance Charge assessed under this Contract. In this event, such charge will be allocated among Sub-Accounts of the Variable Account and amounts held in such other investment options available under the Plan on the basis of the relative values of the Participant's Accounts at the time the deduction is made. When a Contract Maintenance Charge of less than $15 is otherwise negotiated and assessed, the reduced charge will reflect actual variations in administrative expenses incurred by the Company, usually resulting from an Owner or Plan administrator assuming certain administrative functions otherwise required to be performed by the Company.

                                    17 of 88

MORTALITY RISK CHARGE, EXPENSE RISK AND ADMINISTRATION CHARGE

     The Contracts contain purchase rates applicable at and after retirement. These purchase rates may be used to determine the Retirement Income Payments to be made by the Owner, to Participants, in accordance with the terms of the Plan. However, the Owners have contracted with the Company to provide Retirement Income Payments.

     Under the terms of the Contracts, the Company assumes the risk that: (i) the actuarial estimate of mortality rates among Retired Participants may prove erroneous and amounts set aside for retirement income benefits on the basis of such estimate may prove inadequate; and (ii) deductions for sales and Administrative Charges may be insufficient to cover the actual cost of these items.

         For charges of the Variable Account, and for the Company's contractual promise to accept these risks, the Contracts provide for the daily deduction of an Actuarial Risk Fee during the accumulation and annuity periods (see "Glossary of Terms"). This charge is calculated on a percentage of assets and is deducted on each Valuation Date from amounts held in the Variable Account. On an annual basis, this charge is equivalent to a maximum of 1.50% of the average Variable Account value (1.00% for the Administration Charge, 0.10% for the Mortality Risk Charge, and 0.40% for the Expense Risk Charge). There is no necessary relationship between the amount of Administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract.

         The Mortality Risk portion of said Actuarial Risk Fee is to compensate the Company for its guarantee to provide Retirement Income Payments pursuant to the terms of the Contract, regardless of the duration of the Participant's life, as well as for the Company's guarantee to provide the death benefit in the event a Participant should die prior to the Retirement Commencement Date. Because charges cannot be increased during the duration of the Contract, the purpose of the Expense Risk portion of the Actuarial Risk Fee is to compensate the Company in the event such charges are insufficient to cover the actual costs. If the Actuarial Risk Fee is insufficient to cover the actual cost of the mortality risk, expense risk, the administration or Contract maintenance, the loss will be borne by the Company. Conversely, if the Actuarial Risk Fee proves more than sufficient to cover such expenses, the excess will be a profit to the Company.

         The Administration and the Expense Risk portions of the Actuarial Risk Fee are subject to negotiation and as such, the Actuarial Risk Fee may vary from one plan to the next reflecting the unique characteristics of different plans when considered as a whole. In determining the level of such charge, the Company may consider factors which may reduce expenses of the Plan and which might include, but are not limited to, the size of the Plan, the number of eligible employees, the number of Plan Participants, demographics of Plan Participants, general economic conditions, and any other factors which the Company deems relevant. This Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure for an Owner.

PREMIUM TAXES AND OTHER EXPENSES

     The Company may charge against Purchase Payments or the Contract Value the amount of any premium taxes levied by a state or any other governmental entity upon annuity considerations received by the Company. Premium tax rates currently in effect in certain states range from 0% to 3.5%. This range is subject to change. The Company is currently not deducting such taxes but reserves the right to do so when such taxes are incurred. The method used to recoup premium tax expenses will be determined by the Company at its sole discretion and in compliance with applicable state law. The Company currently deducts such charges from a Contract Owner's Contract Value either: (1) at the time the Contract is surrendered, (2) at Annuitization, or (3) at such earlier date as the Company may become subject to such taxes.

     There are deductions and expenses paid out of the assets of the Underlying Mutual Funds (see "Underlying Mutual Fund Annual Expenses") that are more fully described in the Prospectus for the Underlying Mutual Funds.



EXPERIENCE CREDITS
     The Contracts described herein may be participating or non-participating, except for Contracts issued in New York which are non-participating. A participating Contract provides the right to participate in the distribution of surplus of the Company. In the event that Contract Maintenance Charges and Actuarial Risk Fees collected under this Contract accrue to the Company in excess of an amount deemed necessary at the sole discretion of the Company's Board of Directors, such excess may be allocated to the Contract by purchasing additional Accumulation Units and crediting such additional units of the Participant Accounts. There have not been any

                                    18 of 88

Experience Credits to date. The Company cannot offer any assurance that there will be Experience Credits in the future.

                          DESCRIPTION OF THE CONTRACTS

A.   GENERAL

     PURPOSE OF THE CONTRACTS

         The Contracts described in this prospectus are Group Flexible Fund Retirement Contracts designed to fund certain deferred compensation plans generally established under either Section 401, 403(b) or 457, of the Code (although they may include certain other nonqualified deferred compensation plans) for employees of states and their political subdivisions thereof and certain other organizations exempt from taxation. A single group Contract is issued to the Owner, covering all present and future participating employees. The Company will issue a certificate to the Owner for delivery to each Retired Participant or other person for whom an Optional Retirement Income Form is purchased, setting forth in substance the benefits to which such person is entitled. In addition, if any applicable law requires, the Company will issue a descriptive Certificate to the Owner for delivery to any such person required by law to receive such Certificate, setting forth in substance the benefits to which such person is entitled. For purposes of determining benefits payable under the Plan, an individual accumulation account is established for each Participant. The frequency of Purchase Payments is normally monthly but can be adjusted to fit the payroll practices of the Owner. Purchase Payments made at any time by or on behalf of any Participant must be at least $20 per month.

         The basic objectives of the Contracts are to provide each Participant with an initial Retirement Income Payment, which will tend to reflect the changes which have occurred in the cost of living during pre-retirement years (without the necessity of increased Purchase Payments to keep pace with any increase in the cost of living which might occur during those years), and to provide subsequent Retirement Income Payments which will tend to vary with the cost of living changes during his retired lifetime. The Company seeks to accomplish these objectives by applying purchase rates contained in the Contract to the amounts accumulated through investment in Underlying Mutual Funds. Notwithstanding the foregoing, there is no assurance that these objectives will be attained. Historically, the value of a diversified portfolio of common stocks held for an extended period of time has tended to rise during periods of inflation. There has, however, been no exact correlation, and for some periods, the prices of securities have declined while the cost of living was rising.


     MODIFICATION OF THE CONTRACT

         Contract provisions with respect to the deductions made from Purchase Payments, Participant Accounts, Contingent Deferred Sales Charges, if applicable, Contract Maintenance Charges and Actuarial Risk Fees may be decreased upon notice to the Owner.

         The Company may modify the Contract at any time without consent of the Owner or Participants, if such modification is considered necessary to obtain the benefit of federal or state statutes or regulations or to maintain qualification of the Plan.



     CONTRACT RIGHTS AND PRIVILEGES AND ASSIGNMENTS

         The Contract belongs to the Owner, provided however that under Code
     Section 457 Plans, the Owner must hold the Contract for the exclusive benefit of the Plan's Participants and Beneficiaries. All contractual rights and privileges may be exercised by the Owner, subject to any rights specifically reserved in the Plan for Participants as a group or as individuals. With respect to 457 Plans, the Owner may not take any action inconsistent with the rights of such 457 Plan's Participants. The Contract may not be assigned.

     EXCHANGE PRIVILEGE

         The Company will permit the Owner or the Participant, if the Plan so provides, to exchange amounts among the Sub-Accounts as frequently as permitted by the Plan, subject to the limits and rules set by each Underlying Mutual Fund. For those Contracts where the Owner has elected an exchange privilege, there will be no charge for exchanges among the Sub-Accounts.

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         The Company will also permit the Participant to utilize the Telephone
     Exchange Privilege, for exchanging amounts among Sub-Accounts, if forms are executed by the Owner and Participant agreeing with certain restrictions applicable to such privilege. Telephone exchange requests must be received by the Company prior to the close of the New York Stock Exchange in order to receive that day's closing Sub-Account price. A telephone exchange request may not be revoked once instructions have been recorded and accepted. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to the Owner or Participant and any agent of record, at the last address of record. Failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers. However, any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Participant. If the Participant is unable to execute an exchange request by telephone (for example, during times of unusual market activity), the Participant might consider placing the exchange order by mail. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Owners and Participants.

         On the date the Company receives an exchange request in good order, which includes all of the information necessary for processing the request, the Company will transfer the amount to be converted. Such transfers will be based on the Accumulation Unit Values of the affected Sub-Accounts if received at the Company's Home Office prior to the close of the New York Stock Exchange on a day on which the New York Stock Exchange is open for business. If the exchange request is received after the close of the New York Stock Exchange on any day, or on a day the New York Stock Exchange is closed for business, the transfer will be based on the next business day on which the New York Stock Exchange is open.

         For those Plans which provide this Contract and the Company's Group Fixed Fund Retirement Contract, the Owner, or the Participant if the Plan so provides, may exchange Accumulation Units between any Sub-Account of the Variable Account and the Group Fixed Fund Retirement Contract. Exchanges from the deposit fund to any Sub-Account of the Variable Account will be subject to the limitations of the Group Fixed Fund Retirement Contract. Exchanges will be effected when received in good order by the Company at its Home Office.

     SUSPENSION AND TERMINATION


         The Contract may be suspended at the option of the Company on written notice to the Owner if: (a) the Owner has failed to remit to the Company any Purchase Payment specified in the Plan; or (b) if the Company does not accept an amendment to the Plan, filed with the Company by the Owner, which in the Company's opinion would adversely affect its administrative procedures or financial experience, or both, with respect to the Contract. The Owner may suspend the Contract upon 90 days written notice to the Company. Suspension of the Contract will become effective as of the ninety-first (91st) day following receipt of written notice by the Company. Suspension of the Contract shall mean that no further Purchase Payments will be accepted by the Company except by mutual consent, and all other terms of the Contract shall continue to apply. After suspension of the Contract has become effective, the Owner may, upon 30 days written notice, terminate the Contract. Upon termination of the Contract, the Company will pay to the Owner the value of the Contract, subject to applicable charges, in accordance with the terms of the Contract (see "Redemption of Participant Accounts"). Upon such termination by the Owner, payment of Contract Values will be subject to any applicable Contingent Deferred Sales Charge.


B.   PARTICIPANT ACCOUNT VALUES

     APPLICATION OF PURCHASE PAYMENTS

         The Company shall receive Purchase Payments from the Owner in accordance with the requirements of the Plan. Net Purchase Payments received on behalf of Participants will be applied by the Company to purchase Accumulation Units of Sub-Accounts in the Variable Account in accordance with the instructions of the Owner. Purchase Payments made at any time by or on behalf of each Participant must be at least $20 per month. Purchase Payments must be no less than monthly, unless agreed to by the Company.


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


         An initial Purchase Payment will be priced not later than 2 business days after receipt of an order to purchase, if the application of the Participant and all information necessary for processing the purchase order are complete upon receipt by the Company. The Company may retain the Purchase Payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be made complete within 5 business days, the Owner will be informed of the reasons for the delay and the Purchase Payment will be returned immediately unless the Owner consents to the Company retaining the Purchase Payment until the application of the Participant is made complete. Upon completion of such incomplete application, the Purchase Payment will be priced within 2 business days.

         Purchase Payments will not be priced on days when the New York Stock Exchange is not open for business.

         Under specific conditions, when authorized by state insurance law, the Company may credit up to 8% of the Initial Transfer Amount into this Contract. This credit will reimburse for any exit penalty associated with the other investment vehicle provider. The Company will recover said credit by reducing servicing agent or broker compensation and through increased Administration Charges.

     VARIABLE ACCOUNT ACCUMULATION UNIT VALUE

         The value of an Accumulation Unit for each Sub-Account was established at $1.00 as of the date Underlying Mutual Fund shares were available for purchase for that Sub-Account. The value of Accumulation Units for any Sub-Account for any subsequent business day is determined by multiplying the value for the preceding business day by the Net Investment Factor for that Sub-Account for the period since that day (See the section entitled "Net Investment Factor"). A business day is any day on which the New York Stock Exchange is open for trading or any other day during which there is a sufficient degree of trading of the Underlying Mutual Fund shares that the current net asset value of their Accumulation Units might be materially affected. Accumulation Units are calculated on a daily basis.

     CREDITING ACCUMULATION UNITS

         When a Purchase Payment is received by the Company, the net Purchase Payment for each Sub-Account is applied separately to provide Accumulation Units (calculated daily) which are credited to a Participant Account in accordance with the instructions of the Owner. The number of Accumulation Units credited to each Participant Account for each Sub-Account is determined by dividing the net Purchase Payment allocated to that Sub-Account for that Participant by the value of the Accumulation Unit for that Sub-Account next computed following receipt of the Purchase Payment by the Company. The net Purchase Payment for each Participant is the total Purchase Payment for that Participant less any taxes then payable.

     ALLOCATION OF PURCHASE PAYMENTS

         The Owner or Participant must specify the proportion of the Purchase Payments to be applied to provide benefits under any Sub-Account of the Variable Account. The Company will permit the Owner, or the Participant if the Plan so permits, to change the allocation percentages among Sub-Accounts for subsequent Purchase Payments, provided that no change may be made which would result in an amount less than 1% of the payment being allocated to any Sub-Account for any Participant. The Company will permit such allocation changes as frequently as permitted by the Plan. A change in allocation percentages will not affect Accumulation Units of any Sub-Account resulting from Purchase Payments made before the change.

     VALUATION OF AN ACCOUNT

         The sum of the value of all Accumulation Units credited to the Participant Account in respect of the Participant is the Participant Account Value. Purchase Payments are allocated among the Sub-Accounts of the Variable Account in accordance with the instructions of the Owner.

         The value of a Participant's Account on any day can be determined by multiplying the total number of Accumulation Units credited to the account for each Sub-Account by the current Accumulation Unit Value for that Sub-Account in respect of the Participant. Each Participant (or the Owner) will be advised periodically of the number of Accumulation Units credited to his or her account for each Sub-Account, the current Accumulation Unit Values, and the total value of his or her account. Such reports to Participants are for informational purposes only and should not be interpreted to mean that a Participant has any rights with respect to his or her account beyond that provided by the Owner in accordance with the terms of the Plan.

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

         The Participant and Owner should review the information in these reports carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract and appropriate Sub-Account. The Company will assume all transactions are accurate unless the Participant or the Owner notifies the Company otherwise within 30 days after receipt of the report.


         The principal underwriter and distributor of the Contracts is Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215.


C.   REDEMPTION OF PARTICIPANT ACCOUNTS

         The Owner's right to redeem Participant Accounts, either fully or partially, will be governed by the terms of the Plan which the Contract is issued to fund. It should be recognized that the value of the investment on redemption can be more or less than its cost. All such payments will be made by the Company to the Owner, after the assessment of any applicable Contingent Deferred Sales Charge. It is the Owner's obligation to distribute such payments to a Participant. The Company may undertake the obligation on behalf of the Owner to distribute such payments, less the Contingent Deferred Sales Charge, if any, directly to a Participant by agreement with the Owner. To the extent permitted by the Plan, a Participant Account may be redeemed fully or partially at any time prior to the date Retirement Income Payments commence for the Participant under either Option B1 or B2, subject to the Contingent Deferred Sales Charge. No partial redemption will directly affect future requirements to make Purchase Payments. If the Contract is terminated by the Owner, all Participant Accounts in the Variable Account will be redeemed to the extent permitted by the Plan.

         A request for a partial redemption of a Participant Account containing more than one Sub-Account of Accumulation Units must specify the allocation of the partial redemption among the Sub-Accounts of Accumulation Units. However, if no such direction is contained in the request for a redemption, the Company may pro-rate the redemption among the applicable Sub-Accounts of Accumulation Units. Upon receipt at the Company's home office of a written request for a full or partial redemption of a Participant Account, the Company will determine the value of the number of Accumulation Units redeemed, less any applicable Contingent Deferred Sales Charge, at the Accumulation Unit Value next computed following receipt of such written request by the Company. Payment of any such amount will be made to the Owner within 7 days of the date the request is received by the Company. Payment of redemption values may be suspended when redemption of the Underlying Mutual Fund shares is suspended (i) during any period in which the New York Stock Exchange is closed, or (ii) in the event that the Securities and Exchange Commission may by order direct for the protection of Owners or Participants. Instead of a lump sum Distribution of a full or partial redemption, the Owner, or Participant if permitted by the Plan, may elect to have that amount paid out in installments under Option A1 or A2, subject to the minimums applicable to these options.

D.   DISTRIBUTION OF PARTICIPANT ACCOUNTS (RETIREMENT PERIOD)

     RETIREMENT INCOME PAYMENTS


         The period during which a Participant Account is paid out in periodic installments is known as the Distribution Period. Because periodic Distributions will normally be made after the Participant retires, the Distribution Period is also called the retirement period. All such periodic Distributions will be made by the Company to the Owner. It is the Owner's obligation to pay such amounts to a Participant. The Company may undertake the obligation on behalf of the Owner to pay such amounts directly to a Participant by agreement with the Owner. Retirement Income Payments under Options B1 and B2 are determined on the basis of: (i) the mortality tables specified in the Contract; (ii) the adjusted age of the Retired Participants; (iii) the type of Retirement Income Payment option(s) selected; and (iv) in the case of variable payments, the investment performance of the specific Sub-Accounts elected. While the Company may be obligated to make variable Retirement Income Payments under the Contract, the amount of each such payment is not guaranteed. The dollar amount of variable payments will reflect investment gains and losses, and investment income of the Sub-Accounts on which they are based, but they will not be affected by adverse mortality experience or by an increase in the Company's expenses above the amount provided for in the Contracts. Retirement Income Payments may be reduced or accumulation units cancelled in order to provide premium taxes assessed.


     ELECTION OF INCOME FORM AND DATE

         The Contracts provide for Retirement Income Payments to begin on the date and under the retirement options elected in accordance with the Plan. At least one month prior to a Participant's Retirement Commencement Date (see "Glossary of Terms"), the Contract Owner may by written election to the

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                                    22 of 88

     Company at its home office, elect any one of the retirement income options described in the "Optional Retirement Income Forms" section. The Plan may restrict changes in election of retirement income options.

     ALLOCATION OF RETIREMENT INCOME

         At retirement, Accumulation Units in a Participant's Account may be used to purchase a Fixed Dollar Annuity for the Participant. For Participants electing Options A1 or A2 as described in the "Optional Retirement Income Forms" section, Accumulation Units in a Participant's Account of any Sub-Account in the Variable Account will be used to provide variable Retirement Income Payments as described further in this prospectus.

     FIXED DOLLAR ANNUITY

         A Fixed Dollar Annuity is an annuity with payments which are guaranteed as to dollar amount during the retirement period. The first fixed dollar payment will be determined by applying the General Account Contract Value to the applicable Annuity Table in accordance with the Optional Retirement Income Form elected. This will be done at the retirement date. Fixed Dollar Annuity payments after the first will not be less than the First Fixed Dollar Annuity payment. The availability of Fixed Dollar Annuity Contracts under a particular Plan is subject to the election of the Owner.

     MINIMUM PAYMENT

         If the present value of the Participant's accrued benefit at the time of retirement is less than $3,500, the Company shall have the right to make a lump sum Distribution to such Retired Participant.

     DEATH BENEFIT BEFORE RETIREMENT


         In the event a Participant dies before his or her retirement income commences, a death benefit equal to the value of such Participant Account will be paid as provided by the Plan upon: 1) the Company's receipt of verification and proof of death; and 2) the Company's verification of beneficiary designations. If the Plan so provides, a Beneficiary may elect either to receive the value in a lump sum or to apply it under any of the Optional Retirement Income Forms contained in this Contract, (subject to the minimums applicable to such optional forms). Monthly payments due under such options may be fixed, variable, or a combination of fixed and variable.


     OPTIONAL RETIREMENT INCOME FORMS

         The availability of the following Optional Retirement Income Forms is subject to the election of the Owner.

                  OPTION A1-Payments for a Designated Period. Payments will be made monthly for any specified number of years not to exceed
                  30. The amount of each variable payment will be determined by multiplying (a) by (b) where (a) is the Accumulation Unit Value for the date the payment is made and (b) is the number of Accumulation Units applied under this option, divided by the number of payments selected. Exchanges between the investment options are permitted subject to limitations outlined in the Company's Group Fixed Fund Retirement Contract. A period certain payment period of less than 5 years for a Participant who has less than a minimum of 5 Participant Account Years would result in imposition of the applicable Contingent Deferred Sales Charge.

                  OPTION A2-Payments of a Designated Amount. Payments will be made monthly in equal installments until the amount applied, adjusted each Valuation Date for investment results, is exhausted. The final installment will be the sum remaining with the Company. Payments under this option which result in a payment period of less than 5 years for a Participant who has less than 5 Participant Account Years would result in imposition of the applicable Contingent Deferred Sales Charge.

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





                  OPTION B1-Life Income with Payment Certain. Payments will be made monthly during the lifetime of a Participant. A period certain of 60, 120, 180, 240, 300 or 360 months may be chosen. If the Participant dies prior to the end of such period certain, payments will continue to the designated Beneficiary for the remainder of the selected period certain.

                  OPTION B2-Joint and Survivor Life Income. Payments will be made monthly during the joint lifetime of a Participant and a designated Beneficiary. Upon the Participant's death, periodic payments will be made in percentages of 50%, 66 2/3%, 75% or 100% (as elected by the Participant) of the periodic payments payable to the Participant, and will be continued to the designated Beneficiary, if living. Payments will continue to be made as long as either is living. Payments will stop with the last payment made prior to the death of the designated Beneficiary. In the event that any payments are made thereafter, such payments must be reimbursed to Nationwide. If the designated Beneficiary predeceases the Participant, the payments will continue at 100% to the Participant. These payments will stop with the last payment made prior to the death of the Participant. In the event that any payments are made thereafter, such payments must be reimbursed to the Company.


                  OTHER FORMS AND BENEFIT PAYMENTS- With the consent of the Company, the amount due on Distribution may be applied on any other mutually agreeable basis.

         Exchanges processed while Participants are receiving payments under Option A1 may change the number of Accumulation Units remaining. In this event, the payment amount must be recalculated.

     DEATH OF RETIRED PARTICIPANT

         If any Retired Participant dies while receiving payments, any death benefit payable will be determined in accordance with the retirement income form elected. Calculation of the present value of any remaining payments certain for purposes of making a lump sum payment will be based on the same assumed investment rate used by the Company in determining the payments certain prior to the death of the Retired Participant.

     WITHDRAWAL

         If permitted by the Plan, any amount remaining under Option A1 or A2 may be withdrawn, or if that amount is at least $5,000, it may be applied under either Option B1 or B2, subject to the minimum payment requirements described previously. Unless prohibited by the Plan, a Beneficiary receiving payments certain under Option B1 after the death of a Retired Participant may elect at any time to receive the present value at the current dollar amount of the remaining number of payments certain in a single payment, calculated on the basis of the assumed investment rate used in computing the amount of the previous payments.

     FREQUENCY OF PAYMENT

         At the election of the Retired Participant, and with the consent of the Owner, payments made under any option may be made annually, semi-annually, or quarterly rather than monthly. Any change in frequency of payments must be on the anniversary of the commencement of Retirement Income Payments.

     DETERMINATION OF PAYMENTS UNDER OPTIONS A1 AND A2

         Monthly payments under Options A1 and A2 will be determined in the manner set forth in the description of the options. As each payment is made under either of these options, a number of Accumulation Units equal in value to the payment will be canceled.

     DETERMINATION OF PAYMENTS UNDER OPTIONS B1 AND B2

         Variable monthly payments under Options B1 and B2 will be determined annually and will remain level throughout the year. Each year, as of the anniversary of the commencement of Retirement Income Payments, a new variable monthly payment will be determined and that new payment will remain level for
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                                    24 of 88
     that year. An adjusted age is used to determine the amount of monthly payment for each year. Such adjusted age may not be the same as the actual age of the Retired Participant.

     DETERMINATION OF AMOUNT OF VARIABLE MONTHLY PAYMENTS FOR THE FIRST YEAR

         In determining the amount of Retirement Income Payments under Options B1 and B2, the value held on behalf of a Participant is determined by multiplying the number of Accumulation Units in each Sub-Account for that account by the Accumulation Unit value for that Sub-Account on the last business day of the second calendar week immediately preceding the date on which the first payment is due.

         The first year variable monthly payment for each Sub-Account is determined by dividing the value of the Accumulation Units of that Sub-Account in the Participant Account by the amount required to provide $1 per month (the purchase rate).

         Once the first year's variable monthly payment amount has been determined for a Participant, the Company will deduct the annual premium from the Participant Account. This deduction is made by canceling a number of Accumulation Units in the Participant Account equal in value to the annual premium. The allocation of the annual premium between Sub-Accounts will be in such relationship as the monthly payments from each Sub-Accounts have to each other.
         The annual premium is calculated so that if there are no partial redemption's (and therefore no Underlying Mutual Fund dividends have been taken in cash) the payee will receive level annual payments if the net investment factor, on an annual basis, is equal to the Assumed Investment Rate plus an amount equal to the annual Contract Maintenance Charge. Payments for subsequent years will be smaller than, equal to or greater than the payments received during the initial year, depending on whether the actual net investment result on an annual basis of a Sub-Account is smaller than, equal to or greater than the Assumed Investment Rate.

     DETERMINATION OF AMOUNT OF VARIABLE MONTHLY PAYMENTS FOR THE SECOND AND SUBSEQUENT YEARS

         As of the first anniversary of the commencement of Retirement Income Payments, the second year variable monthly payments will be determined in exactly the same manner as for the first year, using the purchase rates in the Contract for the Retired Participant's age as then determined under the terms of the Contract. As in the first year, an annual premium will be deducted and transferred to the General Account from which Account the Company will make the Retirement Income Payments. Subsequent annual determinations will be made in the same manner.

         Upon the death of any Retired Participant, the Participant Account will be reduced by the number of Accumulation Units not required to provide further payments during the remainder of a period certain, if any, or to a contingent Retired Participant. Any Accumulation Units so canceled will either remain in the Variable Account or be transferred to the Company's General Account, depending on the Company's obligation.

     ALTERNATE ASSUMED INVESTMENT RATE

         The Contracts include purchase rates based on a 3.5% rate per annum. If not prohibited by the laws and regulations of the states in which this Contract is issued, an Owner may elect on the Contract Date to have all variable benefits payable for all Participants determined on an Assumed Investment Rate of 5% per annum. The Assumed Investment Rate basis in the Contract is used merely to determine each year's monthly payment from investment experience of any of the Sub-Accounts. The choice of the Assumed Investment Rate affects the pattern of Retirement Income Payments. A higher Assumed Investment Rate will produce a higher initial payment, but a more slowly rising Sub-Account of subsequent payments (or a more rapidly falling Sub-Account of subsequent payments) than a lower Assumed Investment Rate. Although a higher initial payment would be received under a higher Assumed Investment Rate, there is a point in time after which payments under a lower Assumed Investment Rate would be greater, assuming payment continues after that point in time.

         The objective of a variable retirement contract is to provide level payments during periods when the economy is relatively stable and to reflect as increased payments only the excess of investment results

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     flowing from inflation or an increase in productivity. The achievement of this objective will depend in part upon the validity of the assumption that the net investment result, on an annual basis, of a Sub-Account equals the Assumed Investment Rate during periods of stable prices.





                               GENERAL INFORMATION


     SUBSTITUTION OF SECURITIES

         If the shares of any Underlying Mutual Fund should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management, further investment in such Underlying Mutual Fund shares should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Mutual Fund for Underlying Mutual Fund shares already purchased or to be purchased in the future by Purchase Payments under the Contract. No substitution of securities in any Sub-Accounts may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose.

     PERFORMANCE ADVERTISING

         The Company may from time to time advertise several types of historical performance for the Sub-Accounts of the Variable Account. A "yield" and "effective yield" may be advertised for the Nationwide Money Market Fund Sub-Account, the Dreyfus Cash Management - Class A Fund Sub-Account and the Nationwide Separate Account Trust Money Market Fund Sub-Account. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Sub-Account units. Yield is an annualized figure, which means that it is assumed that the Sub-Account generates the same level of net income each week over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

         The Company may also advertise for the Sub-Account's standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and non-standardized "total return." "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for rolling calendar quarters and will cover, at least, the most recent one, five and ten year periods, or for a period from inception to date if the Underlying Mutual Fund held in the Sub-Account has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states. Non-standardized "total return" will be calculated in a similar manner as will average annual total return except total return will not reflect the deduction of any applicable Contract Maintenance Charge or Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown.

         The Company may also from time to time advertise the performance of the Sub-Accounts of the Variable Account relative to the performance of other variable annuity sub-accounts or mutual funds with similar or different objectives, or the investment industry as a whole.

         The Sub-Accounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; and Dow Jones Industrial Average.

         Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to: Lipper Analytical Services, Inc., CDA/Wiesenberger, Morningstar, Donoghue's, magazines such as MONEY, FORBES, KIPLINGER'S PERSONAL FINANCE MAGAZINE, FINANCIAL WORLD, CONSUMER REPORTS, BUSINESS WEEK, TIME, NEWSWEEK, U.S. NEWS AND WORLD REPORT, NATIONAL UNDERWRITER; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide,

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     Comparative Annuity Reports; and other publications such as the WALL
     STREET JOURNAL, BARRON'S, INVESTOR'S DAILY, and Standard & Poor's OUTLOOK. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the Underlying Mutual Funds against all mutual funds over specified periods and against mutual funds in specified categories. The rankings may or may not include the effects of sales or other charges.


         The Company is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contract. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


         ALL PERFORMANCE INFORMATION AND COMPARATIVE MATERIAL ADVERTISED BY THE COMPANY IS HISTORICAL IN NATURE AND IS NOT INTENDED TO REPRESENT OR GUARANTEE FUTURE RESULTS. THE OWNER'S OR PARTICIPANT'S ACCOUNT VALUE AT REDEMPTION MAY BE MORE OR LESS THAN ORIGINAL COST.


         The Statement of Additional Information contains more detailed information about the performance calculations, including actual examples for each type of performance advertised.


     CONTRACT OWNER INQUIRIES


          Owner and Participant inquiries may be directed to Nationwide Life Insurance Company by writing P.O. Box 16766, One Nationwide Plaza, Columbus, Ohio 43216, or calling 1-800-545-4730 (TTY: 1-800-848-0833).


     NET INVESTMENT FACTOR

         The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

     (a) is the net of:

         (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

         (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

         (3) a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

     (b) is the net of:

         (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined as of the end of the immediately preceding Valuation Period, plus or minus

         (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period.


      (c)is a factor representing the daily actuarial Risk Fee deducted from the Variable Account. Such factor cannot exceed a maximum annual rate of 1.50% of average Variable Account value.

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

         For Underlying Mutual Funds that credit dividends on a daily basis and pay such dividends once each month or quarter, (such as money market funds and certain bond funds), the Net Investment Factor allows for the monthly or quarterly reinvestment of said daily dividends.


         The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares, because of the deduction for the Actuarial Risk Fee and the effect of the various purchase and sale transactions on any particular day.


     VALUATION OF ASSETS


          Underlying Mutual Fund shares in the Variable Account will be purchased and valued at their net asset value (daily bid price exclusive of any sales charges). An Underlying Mutual Fund's net asset value per share is determined by dividing the value of the total assets of the Underlying Mutual Fund, less liabilities, by the number of shares outstanding, with no charge for sales expense.


     FEDERAL TAX STATUS


         The following description of the federal tax status of these Contracts is not exhaustive, and special rules are provided with respect to situations not discussed herein. For complete information, consult a qualified tax advisor. The Company does not make any guarantee regarding the tax status of any Contract or any transaction involving the Contracts. The Contracts are treated as a trust for purposes of the Code under rules similar to the rules under Section 401(f) of the Code.


         For federal income tax purposes, the operations of the Variable Account form a part of the Company's operations. Under existing federal income tax law, no taxes are payable by the Company on the investment income of the Variable Account to the extent it is credited to the Owners under the Contracts. The Company is taxed as a life insurance company under Part One, Subchapter L of the Code.


         Income and capital gains of the Variable Account would normally be taxable to Owners whether or not taken by the Owners in cash. However, the Contracts are issued only to organizations exempt from federal income tax.


         The amounts received by the Participant under the Plan normally represent the accumulation of Purchase Payments which were not previously included in the Participant's gross income, and therefore any such amounts should be included in gross income of a Participant or Beneficiary when such amounts are received.


         It is the responsibility of each Owner to determine that its Plan is established and administered in accordance with the applicable provisions of the Code.


     CONTRACTS ISSUED UNDER THE NEW YORK MODEL PLAN


         The following contract amendments are required by the Rules and Regulations of the New York State Deferred Compensation Board in order to market the Contracts to governmental employers for use in funding public employee deferred compensation plans in the State of New York.


         Throughout the prospectus, references to "annuity" payments are modified to "benefit" payments.


         The "Suspension and Termination" provisions are amended to permit a Participant to "freeze" his or her account and maintain the account on deposit with the Company notwithstanding the Owner's termination of its contractual relationship with the Company. These accounts shall remain the exclusive property of the Owner, subject to the claims of its general creditors.


         All references throughout the prospectus to Optional Retirement Income Forms A1, A2, B1 and B2 shall mean Option 1, Option 2, Option 3 and Option 4, respectively. All references to "Contingent Deferred Sales Charge" are deleted.

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


                                LEGAL PROCEEDINGS



         From time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.


         In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In October 1996, a policyholder of Nationwide Life filed a complaint in Alabama state court against Nationwide Life and an agent of Nationwide Life (Wayne M. King v. Nationwide Life Insurance Company and Danny Nix), related to the sale of a whole life policy on a "vanishing premium" basis and seeking unspecified compensatory and punitive damages. In February 1997, Nationwide Life was named as a defendant in a lawsuit filed in New York Supreme Court also related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Mutual Insurance Company, Nationwide Mutual Insurance Co. and Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life intends to defend these cases vigorously. There can be no assurance that any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company.


         The General Distributor, Nationwide Investment Services Corporation is not engaged in any litigation of any material nature.






            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                                        PAGE

General Information and History..........................................1
Services.................................................................1
Purchase of Securities Being Offered.....................................2
Underwriters.............................................................2
Calculation of Performance...............................................2
Annuity Payments.........................................................6
Financial Statements.....................................................7

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



                                    APPENDIX


                      PARTICIPATING UNDERLYING MUTUAL FUNDS


(THE COMPANY MAY LIMIT THE NUMBER OF UNDERLYING MUTUAL FUNDS SELECTED BY THE OWNER, AND ALL UNDERLYING MUTUAL FUNDS MAY NOT BE AVAILABLE UNDER YOUR PLAN.)


A SUMMARY OF INVESTMENT OBJECTIVES IS CONTAINED IN THE DESCRIPTIONS OF EACH UNDERLYING MUTUAL FUND BELOW. MORE DETAILED INFORMATION MAY BE FOUND IN THE CURRENT PROSPECTUS FOR EACH UNDERLYING MUTUAL FUND. SUCH A PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS BEING CONSIDERED SHOULD ACCOMPANY THE PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH. A COPY OF EACH PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE FROM NATIONWIDE LIFE INSURANCE COMPANY.




AIM WEINGARTEN FUND - INSTITUTIONAL CLASS

         The investment objective of the Fund is to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by management to have strong earnings momentum. AIM Advisors, Inc. serves as the Fund's investment advisor.

AIM CONSTELLATION FUND - INSTITUTIONAL CLASS

         The investment objective of the Fund is to provide capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies. AIM Advisors, Inc. serves as the Fund's investment advisor.

AMERICAN CENTURY:  TWENTIETH CENTURY GROWTH

         The investment objective of the Fund is capital growth through investment in securities which the management considers to have better-than-average prospects for appreciation. It is management's intention that the portfolio will generally consist of common stocks of large, established companies. American Century Investment Services, Inc. services as the Fund's investment advisor.

AMERICAN CENTURY:  TWENTIETH CENTURY SELECT

         The investment objective of the Fund is capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation. Common stocks chosen must have a record of paying or having committed themselves to the payment of regular cash dividends, but growth is the primary consideration, and the dividends may not be significant. American Century Investment Services, Inc. services as the Fund's investment advisor.

AMERICAN CENTURY:  TWENTIETH CENTURY ULTRA

         The investment objective of the Fund is capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation. It is management's intention that the portfolio will generally consist of common stocks of medium-sized and smaller companies. American Century Investment Services, Inc. services as the Fund's investment advisor.

DAVIS NEW YORK VENTURE FUND, INC.

         The investment objective of the Fund is growth of capital. It invests primarily in common stocks, and securities convertible into common stocks. The Fund invests in securities subject to the risk of price fluctuations reflecting both market evaluations of the business involved and general changes in the equity markets. It invests in securities of foreign issuers, which involve special risk factors, and may hedge currency fluctuation risks related thereto. Davis Selected Advisers, L.P., serves as the Fund's investment advisor.

                                    30 of 88

DREYFUS CASH MANAGEMENT - CLASS A

         The investment objective of the Fund is to provide investor with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation serves as the Fund's investment advisor.

DREYFUS THIRD CENTURY FUND, INC.

         The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal. The Dreyfus Corporation serves as the Fund's investment advisor.


EVERGREEN INCOME AND GROWTH FUND (FORMERLY THE EVERGREEN TOTAL RETURN FUND)


         The investment objective of the Fund is current income and capital appreciation. The Fund invests primarily in common and preferred stocks, securities convertible into or exchangeable for common stocks, and fixed income securities. The Fund's objective is to maximize the "total return" on its portfolio of investments. Evergreen Asset Management Corp. serves as the Fund's investment advisor.

FEDERATED GNMA TRUST-INSTITUTIONAL SHARES

         The investment objective of the Fund is current income. The Fund pursues this investment objective by investing primarily in instruments issued or guaranteed by the Government National Mortgage Association ("GNMA"). Federated Management serves as the Fund's investment advisor.

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 2-5 YEARS - INSTITUTIONAL SHARES

         The investment objective of the Fund is current income. The Fund pursues this investment objective by investing in U.S. government securities with remaining maturities of five years or less. Federated Management serves as the Fund's investment advisor.

FIDELITY ASSET MANAGER(TM)

         The investment objective of the Fund is a high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term instruments. Fidelity Management & Research Company serves as the Fund's investment advisor.

FIDELITY CONTRAFUND

         The investment objective of the Fund is capital appreciation by investing in securities that its manager believes are undervalued due to an overly pessimistic appraisal by the public. Although the Fund will usually be invested primarily in common stocks and securities convertible into common stock, the percentage of its assets invested in other securities may vary. Fidelity Management & Research Company serves as the Fund's investment advisor.

FIDELITY EQUITY-INCOME FUND

         The investment objective of the Fund is to obtain reasonable income from a portfolio consisting primarily of income-producing equity securities. The Fund seeks a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks. In pursuing this objective, the Fund will also consider the potential for capital appreciation. Fidelity Management & Research Company serves as the Fund's investment advisor.

FIDELITY GROWTH & INCOME PORTFOLIO

         The investment objective of the Fund is long term capital growth, current income, and growth of income consistent with reasonable investment risk. Fidelity Management & Research Company serves as the Fund's investment advisor.

                                    31 of 88

FIDELITY MAGELLAN(R) FUND

         The investment objective of the Fund is capital appreciation by investing primarily in common stock and securities convertible into common stock. The Fund may also invest in foreign securities, which involves additional risks. The Fund may also invest in stock index futures and options both of which can be volatile investments. Fidelity Management & Research Company serves as the Fund's investment advisor.

FIDELITY OTC PORTFOLIO

         The investment objective of the Fund is to seek capital appreciation by investing primarily in securities traded on the over-the counter (OTC) securities market. Securities traded on the OTC include, among others, industrial corporations, financial services institutions, public utilities, and transportation companies, common and preferred stocks, securities convertible into common stock, warrants and similar rights, and debt securities, and obligations of the federal government. The fund does not place any weight on dividend and interest income unless it believes this income will have a favorable influence on the market value of a security. Fidelity Management & Research Company serves as the Fund's investment advisor.

FIDELITY PURITAN FUND

         The investment objective of the Fund seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of securities, including common stocks, preferred stocks, and bonds. While emphasis on income is an important objective, this does not preclude growth in capital since some securities offering a better than average yield may also possess some growth possibilities. Fidelity Management & Research Company serves as the Fund's investment advisor.

INVESCO INDUSTRIAL INCOME FUND, INC. (FORMERLY "FINANCIAL INDUSTRIAL INCOME FUND, INC.")

         The investment objective of the Fund is to seek the best possible current income while following sound investment practices by investing in securities which will provide a relatively high yield and stable return and which, over a period of years, may also provide capital appreciation. Capital growth potential is a secondary factor in the selection of portfolio securities of the Fund. The Fund invests in common stocks, as well as convertible bond and preferred stocks. INVESCO Funds Group, Inc. serves as the Fund's investment advisor.

JANUS FUND

         The Janus Fund is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of a large number of issuers of any size. Janus Capital's fundamental analysis and selection process focuses on stocks with earnings growth potential that may not be recognized by the market. Such securities are selected solely for their capital growth potential; investment income is not a consideration. Janus Capital Corporation serves as the Fund's investment advisor.

JANUS TWENTY FUND

         The investment objective of the Fund is growth of capital in a manner consistent with the preservation of capital. Under normal conditions, the Fund will concentrate its investments in a core position of 20-30 common stocks. However, the percentage of the Fund's assets invested in common stocks will vary, depending upon its investment adviser's opinion of prevailing market, financial and economic conditions. Consequently, the Fund may at times hold substantial positions in cash, or interest-bearing securities. Janus Capital Corporation serves as the Fund's investment advisor.

MAS FUNDS FIXED INCOME PORTFOLIO

         The investment objective of the Fund is to achieve above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing in a diversified portfolio of U.S. Government securities, corporate bonds (including bonds rated below investment grade commonly referred to as "junk bonds"), foreign fixed-income securities and mortgage-backed securities of domestic issuers and other fixed-income securities. The portfolio's average weighted maturity will ordinarily be greater than five years. Miller Anderson & Sherrerd, L.L.P. serves as the Fund's investment advisor.

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


MFS(R) GROWTH OPPORTUNITIES FUND - CLASS A (FORMERLY "MFS(R) CAPITAL DEVELOPMENT FUND")

         The investment objective of the Fund is growth of capital. Dividend income, if any, is incidental to the objective of capital growth. To achieve this objective, a flexible approach toward types of companies as well as types of securities is maintained by the Fund, depending upon the economic environment and the relative attractiveness of the various securities markets. Massachusetts Financial Services Company serves as the Fund's investment advisor.


MFS(R) HIGH INCOME FUND - CLASS A

         The investment objective of the Fund is high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. Securities offering the high current income sought by this Fund are ordinarily in the lower rating categories of recognized rating agencies or are unrated and generally involve greater volatility of price and risk of principal and income than securities in the high rating categories. Capital growth, if any, is a consideration incidental to the investment objective of high current income. Massachusetts Financial Services Company serves as the Fund's investment advisor.

MASSACHUSETTS INVESTORS GROWTH STOCK FUND - CLASS A

         The investment objective of the Fund is long-term growth of capital and future income rather that current income. Massachusetts Financial Services Company serves as the Fund's investment advisor.

NATIONWIDE(R) BOND FUND

         The investment objective of the Fund is to generate a high level of income, consistent with capital preservation, through investments in high-quality bonds and other fixed income securities. Through investment in long-term income obligations, including corporate debt securities, United States and Canadian Government obligations and commercial paper, this Fund seeks to serve those who are less willing to accept the risk associated with stocks. Nationwide Advisory Services, Inc. serves as the Fund's investment advisor.

NATIONWIDE(R) FUND

         The investment objective of the Fund is to obtain a total return from a flexible combination of current income and capital appreciation. Primary emphasis is given to common stocks, but investments may also include convertible issues, bonds and money market instruments. Nationwide Advisory Services, Inc. serves as the Fund's investment advisor.


NATIONWIDE(R) GROWTH FUND

         The investment objective of the Fund is to achieve long-term capital appreciation without emphasis on current return. Major emphasis in the selection of securities is placed on companies which have capable management, and are in fields where social and economic trends, technological developments, and new processes or products indicate a potential for greater than average growth. Nationwide Advisory Services, Inc. serves as the Fund's investment advisor.


NATIONWIDE(R) MONEY MARKET FUND

         The investment objective of the Fund is to provide as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity, through investment in a diversified portfolio of high quality money market instruments maturing in 397 days or less. These instruments include, but are not limited to, U.S. Government and Agency obligations, obligations of large commercial and foreign banks, certificates of deposit of large savings associations, taxable or partly taxable obligations of state, county and local governments, highly rated commercial paper, highly rated corporate obligations, and repurchase agreements in any of the above. Nationwide Advisory Services, Inc. serves as the Fund's investment advisor.


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



NEUBERGER&BERMAN - GUARDIAN FUND, INC.

         The Fund seeks capital appreciation and, secondarily, current income. It invests, through its Portfolio, principally in common stocks of long-established, high-quality companies. The Portfolio uses the value-oriented investment approach in selecting securities. Management looks for such factors as low price-to-earnings ratios, strong balance sheets, solid management and consistent earnings. Neuberger&Berman Management Incorporated serves as the Fund's investment advisor.

NEUBERGER&BERMAN  -  MANHATTAN FUND, INC.

         The Fund seeks capital appreciation without regard to income. It invests, through its Portfolio, generally in securities believed to have the maximum potential for long-term capital appreciation. It does not seek to invest in securities that pay dividends or interest, and any such income is incidental. The Portfolio focuses on companies with strong balance sheets and reasonable valuations relative to their growth rates. It also diversifies its investment among many companies and industries. Its aggressive growth investment program involves greater risks and share price volatility than programs that invest in more conservative investments. Neuberger&Berman Management Incorporated serves as the Fund's investment advisor.

NEUBERGER&BERMAN -  PARTNERS FUND, INC.

         The Fund seeks capital growth. It invests, through its Portfolio, principally in common stocks of established companies using the value-oriented investment approach. Management looks for securities believed to be undervalued based on strong fundamentals, including a low price-to-earnings ratio, consistent cash flow, and the company's track record through all parts of the market cycle. Neuberger&Berman Management Incorporated serves as the Fund's investment advisor.

PUTNAM INVESTORS FUND - CLASS A

         The investment objective of the Fund is long-term growth of capital and any increased income resulting from such growth. The Fund is designed for investors seeking long-term growth of capital from a portfolio consisting primarily of common stocks. The Fund's management emphasizes investment in quality growth stocks. Putnam Investment Management, Inc. serves as the Fund's investment advisor.

PUTNAM VOYAGER FUND - CLASS A

         The investment objective of the Fund is capital appreciation. The Fund invests primarily in common stocks believed by the Fund's Investment Manager, Putnam Management, to have potential for capital appreciation significantly greater than the market average. The Fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential. Putnam Investment Management, Inc. serves as the Fund's investment advisor.

SEI INDEX FUNDS-S&P 500 INDEX PORTFOLIO

         The S&P 500 Index Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Price Index which is comprised of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The investment objective is a fundamental policy of the portfolio. There can be no assurance that the Portfolio will achieve its investment objective. SEI Fund Management serves as the Fund's investment advisor.


SELIGMAN GROWTH FUND, INC. - CLASS A

         The investment objective of the Fund is longer-term growth in capital value and an increase in future income. Fund assets have been invested primarily in common stocks with the inherent investment risks tempered by portfolio diversification. J.&W. Seligman & Co., Incorporated serves as the Fund's investment advisor.


                                       32

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



SHORT-TERM INVESTMENTS TRUST - TREASURY PORTFOLIO - INSTITUTIONAL CLASS

         The investment objective of the Portfolio is the maximization of current income to the extent consistent with the preservation of capital and maintenance of liquidity. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of direct obligations of the U.S. Treasury and repurchase agreements secured by such obligations. The instruments purchased by the Portfolio will have maturities of 397 days or less. AIM Advisors, Inc. serves as the Fund's investment advisor.

STRONG COMMON STOCK FUND, INC.

         The Strong Common Stock Fund seeks capital growth. It seeks to attain this objective by investing in a diversified portfolio of equity securities which, in the opinion of the Fund's investment advisor, possess the potential for price appreciation. Strong Capital Management, Inc. serves as the Fund's investment advisor.


TEMPLETON FOREIGN FUND - CLASS I

         The investment objective of the Fund is long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Templeton Investment Counsel, Inc. serves as the Fund's investment advisor.


TEMPLETON SMALLER COMPANIES GROWTH FUND, INC. - CLASS I

         The investment objective of the Fund is long-term capital growth, primarily through investment in common stocks and all types of common stock equivalents, including rights, warrants and preferred stock, of companies of various nations throughout the world. Templeton Investment Counsel, Inc. serves as the Fund's investment advisor.

T. ROWE PRICE INTERNATIONAL STOCK FUND(R)

         The Fund's objective is long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. T. Rowe Price Associates, Inc. serves as the Fund's investment advisor.

                                       33


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






                       STATEMENT OF ADDITIONAL INFORMATION
                                   MAY 1, 1997

                 GROUP FLEXIBLE FUND RETIREMENT CONTRACTS ISSUED
                            BY NATIONWIDE DCVA-II OF
                        NATIONWIDE LIFE INSURANCE COMPANY


     This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 1997. The prospectus may be obtained from Nationwide Life Insurance Company, P.O. Box 16766, One Nationwide Plaza, Columbus, Ohio 43216, or by calling 1-800-545-4730 (TTY: 1-800-848-0833).


                            TABLE OF CONTENTS

                                                                    PAGE
General Information and History.......................................1
Services..............................................................1
Purchase of Securities Being Offered..................................2
Underwriters..........................................................2
Calculation of Performance............................................2
Annuity Payments......................................................6
Financial Statements..................................................7

GENERAL INFORMATION AND HISTORY


     Nationwide DCVA-II ("Variable Account") is a separate investment account of Nationwide Life Insurance Company (the "Company"). The Company is a member of the Nationwide Insurance Enterprise and all of the Company's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company as well. All of its common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of Nationwide Insurance Enterprise.


SERVICES

     The Company, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Owner and the number and type of Contract issued to each such Owner and records with respect to the Contract Value of each Contract.

     All assets of the Variable Account are held in custody for safekeeping by the Company. The assets of each Sub-Account will be kept physically segregated and held separate and apart from assets of other Sub-Account and from assets of any other firm, person, or corporation. The Company will maintain a record of all purchases and redemption for shares of the Underlying Mutual Fund held in each Sub-Account.

     The Company, or affiliates of the Company may have entered into agreements with either the investment adviser or distributor for several of the Underlying Mutual Funds. The agreements relate to administrative services furnished by the Company or an affiliate of the Company and provide for an annual fee based on the average aggregate net assets of the Variable Account (and other separate accounts of the Company or life insurance company subsidiaries of the Company) invested in particular Underlying Mutual Funds. These fees in no way affect the net asset value of the Underlying Mutual Funds or fees paid by the Contract Owner.

     The financial statements and schedules have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, Two Nationwide Plaza, Columbus, Ohio 43215, and upon the authority of said firm as experts in accounting and auditing.

                                    36 of 88

PURCHASE OF SECURITIES BEING OFFERED

     The Contracts will be sold by licensed insurance agents in the states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.


     For those Plans which provide this Contract and the Company's Group Fixed Fund Retirement Contract, the Owner, or the Participant if the Plan so provides, may exchange Accumulation Units between any Sub-Account of the Variable Account and the deposit fund of the Group Fixed Fund Retirement Contract. Exchanges from the deposit fund to any Sub-Account will be subject to the limitations of the Group Fixed Fund Retirement Contract. Exchanges will be effected when received in good order by the Company at its Home Office.

UNDERWRITERS


     The Contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"). One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of the Company. During the fiscal years ended December 31, 1996, 1995 and 1994, no underwriting commissions were paid by the Company to NISC.


CALCULATION OF PERFORMANCE

     Any current yield quotations of the Nationwide Money Market Fund Sub-Account and the Dreyfus Cash Management Class A Fund Sub-Account, subject to Rule 482 of the Securities Act of 1933, shall consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield shall be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The Nationwide Money Market Fund Sub-Account and the Dreyfus Cash Management - Class A Fund Sub-Account effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Underlying Mutual Fund.

     The Nationwide Money Market Fund Sub-Account and the Dreyfus Cash Management - Class A Fund Sub-Account yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Underlying Mutual Funds' portfolio, portfolio quality and average maturity, changes in interest rates, and the Underlying Mutual Funds' expenses. Although each Sub-Account determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described under "Investment Manager and Other Services" in the Underlying Mutual Funds' Statement of Additional Information. There is no assurance that the yields quoted on any give occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that an Owner's investment in the Nationwide Money Market Fund Sub-Account and the Dreyfus Cash Management - Class A Fund Sub-Account is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.

     All performance advertising shall include quotations of average annual total return, calculated in accordance with a standard method prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with total return quoted by other variable annuity separate accounts. Standardized average annual total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in each of the Sub-Account's units on the first day of the period at the offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Average annual total return reflects the deduction of a maximum $15 Contract Maintenance Charge and a maximum 1.50% Actuarial Risk

                                   37 of 88

Fee as exhibited in the "Summary of Contract Expense" provision of the prospectus. The redeemable value also reflects the effect of any applicable Contingent Deferred Sales Charge that may be imposed at the end of the period (see "Contingent Deferred Sales Charge" located in the prospectus.) No deduction is made for premium taxes which may be assessed by certain states. Non-standardized total return is calculated in a manner similar to average annual total return except the total return does not reflect the deduction of any applicable Contingent Deferred Sales Charge or Contract Maintenance Charge, which, if reflected, would decrease the level of the performance advertised.

     The average annual total return and total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized average annual total return figures will be based on rolling calendar quarters and will cover periods of, at least, one, five, and ten years, or a period covering the time a Underlying Mutual Fund held in the Sub-Account has been in existence, if the Underlying Mutual Fund has not been in existence for one of the prescribed periods. The non-standardized total return will cover the cumulative current calendar year and the most recently completed calendar year, and periods of three, five and ten years on a rolling calendar quarter basis. For those Underlying Mutual Funds which have not been held as Sub-Account within the Variable Account for one of the quoted periods, the standardized average annual total return and non-standardized total return quotations will show the investment performance such Underlying Mutual Funds would have achieved (reduced by the applicable charges) had they been held as Sub-Accounts for the period quoted.

     Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance, therefore, should not be considered a guarantee of future performance. Factors affecting a Sub-Account's performance include general market conditions, operating expenses and investment management. A Contract Owner's and Participant's Account when redeemed may be more or less than original cost.


                                                SERIES PERFORMANCE SUMMARY
                                 STANDARDIZED AVERAGE ANNUAL TOTAL RETURN - MONEY MARKET

----------------------------------------------------------------------------------------------------------------------
                                                        CURRENT YIELD                      EFFECTIVE YIELD
                                                        PERIOD ENDING                       PERIOD ENDING
               SERIES OPTIONS                             12/31/96                             12/31/96
----------------------------------------------------------------------------------------------------------------------
Dreyfus Cash Management-Class A                             3.78%                               3.85%
----------------------------------------------------------------------------------------------------------------------
Nationwide(R)Money Market Fund                              3.44%                               3.49%
----------------------------------------------------------------------------------------------------------------------


     Below are quotations of average annual total return and total return, calculated as described in this provision, for each of the Sub-Accounts available.


                                   SERIES PERFORMANCE SUMMARY (OTHER THAN MONEY MARKET)
                                         STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

-------------------------------------------------------------------------------------------------------------------
                                                                   1 YEAR           5 YEARS          10 YEARS
                       SERIES OPTIONS                            TO 12/31/96      TO 12/31/96       TO 12/31/96
-------------------------------------------------------------------------------------------------------------------
AIM Constellation Fund - Institutional Class                        4.59%            12.96%           16.57%
-------------------------------------------------------------------------------------------------------------------
AIM Weingarten Fund - Institutional Class                           5.98%            5.45%            12.34%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Growth                         2.80%            1.45%            10.84%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Select                         6.94%            3.41%             9.05%
-------------------------------------------------------------------------------------------------------------------
American Century:  Twentieth Century Ultra                          1.65%            8.98%            17.31%
-------------------------------------------------------------------------------------------------------------------
Davis New York Venture Fund, Inc.                                  14.15%            13.96%           14.55%
-------------------------------------------------------------------------------------------------------------------
Dreyfus Third Century Fund, Inc.                                   11.98%            6.38%            10.43%
-------------------------------------------------------------------------------------------------------------------
Evergreen Income and Growth Fund                                    0.71%            5.82%             5.21%
-------------------------------------------------------------------------------------------------------------------
Federated GNMA Trust-Institutional Shares                          -7.09%            1.50%             4.90%
-------------------------------------------------------------------------------------------------------------------
Federated U.S. Government Securities: 2-5 Years -                  -8.46%            0.99%             3.74%
  Institutional Shares
-------------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager(TM)                                          0.55%            7.33%              N/A
-------------------------------------------------------------------------------------------------------------------
Fidelity Contrafund                                                 9.62%            14.26%           17.30%
-------------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income Fund                                         8.72%            13.31%           10.28%
-------------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio                                  7.74%            13.19%           14.38%
-------------------------------------------------------------------------------------------------------------------


                                   38 of 88

-------------------------------------------------------------------------------------------------------------------
                                                                   1 YEAR           5 YEARS          10 YEARS
                       SERIES OPTIONS                            TO 12/31/96      TO 12/31/96       TO 12/31/96
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Fidelity Magellan(R)Fund                                           -0.47%            10.75%           13.26%
-------------------------------------------------------------------------------------------------------------------
Fidelity OTC Portfolio                                             11.39%            11.55%           14.02%
-------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund                                               2.94%            10.74%            9.34%
-------------------------------------------------------------------------------------------------------------------
INVESCO Industrial Income Fund, Inc.                                4.48%            6.57%            11.79%
-------------------------------------------------------------------------------------------------------------------
Janus Fund                                                          7.33%            8.34%            13.49%
-------------------------------------------------------------------------------------------------------------------
Janus Twenty Fund                                                  15.45%            6.88%            13.55%
-------------------------------------------------------------------------------------------------------------------
MAS Funds Fixed Income Portfolio                                   -4.74%            3.89%             5.98%
-------------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund - Class A                10.51%            8.03%            11.11%
-------------------------------------------------------------------------------------------------------------------
MFS(R)Growth Opportunities Fund - Class A                           9.55%            10.25%            9.67%
-------------------------------------------------------------------------------------------------------------------
MFS(R)High Income Fund - Class A                                    0.38%            8.21%             5.95%
-------------------------------------------------------------------------------------------------------------------
Nationwide(R)Bond Fund                                            -10.39%           2.13%             4.27%
-------------------------------------------------------------------------------------------------------------------
Nationwide(R)Fund                                                  11.58%            7.84%            10.93%
-------------------------------------------------------------------------------------------------------------------
Nationwide(R)Growth Fund                                            4.46%            8.21%             9.42%
-------------------------------------------------------------------------------------------------------------------
Neuberger&Berman  -  Guardian Fund, Inc.                            5.63%            12.28%           12.43%
-------------------------------------------------------------------------------------------------------------------
Neuberger&Berman  -  Manhattan Fund, Inc.                          -2.29%            8.22%            10.28%
-------------------------------------------------------------------------------------------------------------------
Neuberger&Berman  -  Partners Fund, Inc.                           14.16%            14.11%           11.61%
-------------------------------------------------------------------------------------------------------------------
Putnam Investors Fund - Class A                                     9.10%            11.33%           11.32%
-------------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund - Class A                                       0.62%            11.46%           14.61%
-------------------------------------------------------------------------------------------------------------------
SEI Index Funds -S&P 500 Index Portfolio                           10.30%            10.71%           11.78%
-------------------------------------------------------------------------------------------------------------------
Seligman Growth Fund, Inc. - Class A                                8.84%            7.80%            10.30%
-------------------------------------------------------------------------------------------------------------------
Short-Term Investments Trust-Treasury Portfolio                    -6.66%            -0.30%            2.44%
   Institutional Class
-------------------------------------------------------------------------------------------------------------------
Strong Common Stock Fund, Inc.                                      8.17%            15.23%             N/A
-------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Fund(R)                           3.76%            7.34%             8.00%
-------------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund- Class I                                     5.74%            8.23%            11.38%
-------------------------------------------------------------------------------------------------------------------
Templeton Smaller Companies Growth Fund, Inc. - Class I             9.77%            9.88%             8.50%
-------------------------------------------------------------------------------------------------------------------

                                   39 of 88

                           SERIES PERFORMANCE SUMMARY
                          NON-STANDARDIZED TOTAL RETURN

   (The total return figures shown below do not reflect the deduction of the
    Contract Maintenance Charges or any applicable Contingent Deferred Sales
                                    Charges)


-------------------------------------------------------- ------------- ------------- -------------- -------------
                                                          YEAR ENDED     3 YEARS        5 YEARS       10 YEARS
SERIES OPTIONS                                             12/31/96    TO 12/31/96    TO 12/31/96   TO 12/31/96
-------------------------------------------------------- ------------- ------------- -------------- -------------
AIM Constellation Fund - Institutional Class                34.15%        15.69%        15.27%         17.70%
-------------------------------------------------------- ------------- ------------- -------------- -------------
AIM Weingarten Fund - Institutional Class                   33.42%        15.31%         8.38%         13.59%
-------------------------------------------------------- ------------- ------------- -------------- -------------
American Century:  Twentieth Century Growth                 18.57%        9.24%          4.67%         12.14%
-------------------------------------------------------- ------------- ------------- -------------- -------------
American Century:  Twentieth Century Select                 20.85%        8.75%          6.46%         10.49%
-------------------------------------------------------- ------------- ------------- -------------- -------------
American Century:  Twentieth Century Ultra                  35.64%        13.04%        11.58%         18.37%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Davis New York Venture Fund, Inc.                           38.48%        18.59%        16.27%         15.79%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Dreyfus Third Century Fund, Inc.                            33.80%        14.32%         9.25%         11.84%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Evergreen Income and Growth Fund                            22.03%        7.76%          8.57%         7.08%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Federated GNMA Trust-Institutional Shares                   14.34%        4.33%          4.58%         6.66%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Federated U.S. Government Securities:                       11.88%        3.33%          4.09%         5.60%
   2-5 Years - Institutional Shares
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Asset Manager(TM)                                  16.41%        5.96%          9.92%          N/A
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Contrafund                                         34.26%        16.25%        16.50%         18.49%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Equity-Income Fund                                 29.86%        15.21%        15.60%         11.79%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Growth & Income Portfolio                          33.38%        16.69%        15.51%         15.58%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Magellan(R)Fund                                    34.80%        12.79%        13.19%         14.51%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity OTC Portfolio                                      36.18%        16.75%        14.00%         15.26%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Fidelity Puritan Fund                                       19.66%        10.83%        13.13%         10.86%
-------------------------------------------------------- ------------- ------------- -------------- -------------
INVESCO Industrial Income Fund, Inc.                        25.45%        10.95%         9.34%         13.08%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Janus Fund                                                  27.52%        13.55%        10.98%         14.69%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Janus Twenty Fund                                           34.20%        15.81%         9.73%         14.84%
-------------------------------------------------------- ------------- ------------- -------------- -------------
MAS Funds Fixed Income Portfolio                            17.27%        4.93%          6.76%         7.67%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Massachusetts Investors Growth Stock Fund - Class A         26.44%        12.03%        10.70%         12.50%
-------------------------------------------------------- ------------- ------------- -------------- -------------
MFS(R)Growth Opportunities Fund - Class A                   32.50%        14.52%        12.78%         11.18%
-------------------------------------------------------- ------------- ------------- -------------- -------------
MFS(R)High Income Fund - Class A                            15.41%        7.07%         10.73%         7.78%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Nationwide(R)Fund                                           28.06%        15.71%        10.57%         12.31%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Nationwide(R)Growth Fund                                    26.80%        13.37%        10.85%         10.91%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Nationwide(R)Money Market Fund                               3.94%         3.18%         2.45%         3.99%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Neuberger&Berman  -  Guardian Fund, Inc.                    30.16%        14.43%        14.61%         13.75%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Neuberger&Berman -  Manhattan Fund, Inc.                    29.06%        9.87%         10.77%         11.66%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Neuberger&Berman  -  Partners Fund, Inc.                    33.53%        17.14%        16.38%         13.01%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Putnam Investors Fund - Class A                             35.51%        15.62%        13.79%         12.73%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Putnam Voyager Fund - Class A                               38.08%        14.94%        13.87%         15.79%
-------------------------------------------------------- ------------- ------------- -------------- -------------
SEI Index Funds -S&P 500 Index Portfolio                    35.31%        17.60%        13.23%         13.14%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Seligman Growth Fund, Inc. - Class A                        26.57%        12.69%        10.47%         11.72%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Short-Term Investments Trust-Treasury Portfolio -           4.37%         3.60%          2.94%         4.42%
  Institutional Class
-------------------------------------------------------- ------------- ------------- -------------- -------------
Strong Common Stock Fund, Inc.                              30.45%        14.92%        17.38%          N/A
-------------------------------------------------------- ------------- ------------- -------------- -------------
T. Rowe Price International Stock Fund(R)                   9.74%         7.03%          9.98%         9.53%
-------------------------------------------------------- ------------- ------------- -------------- -------------
Templeton Foreign Fund- Class I                             9.51%         7.96%         10.82%         12.60%
-------------------------------------------------------- ------------- ------------- -------------- -------------

                                   40 of 88

-------------------------------------------------------- ------------- ------------- -------------- -------------
                                                          YEAR ENDED     3 YEARS        5 YEARS       10 YEARS
SERIES OPTIONS                                             12/31/96    TO 12/31/96    TO 12/31/96   TO 12/31/96
-------------------------------------------------------- ------------- ------------- -------------- -------------
-------------------------------------------------------- ------------- ------------- -------------- -------------
Templeton Smaller Companies Growth Fund, Inc. - Class       15.91%        9.43%         12.36%         10.13%
I
-------------------------------------------------------- ------------- ------------- -------------- -------------



ANNUITY PAYMENTS
See "Distribution of Participant Accounts (Retirement Period)" in the prospectus.

                                   41 of 88

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997



               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1996 and 1995
                                ($000's omitted)

                                        Assets                                                1996               1995
                                        ------                                          -----------------   ----------------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $11,970,878 in 1996; $11,862,556 in 1995)             $12,304,639          12,485,564
      Equity securities (cost $43,890 in 1996; $23,617 in 1995)                                  59,131              29,953
   Mortgage loans on real estate, net                                                         5,272,119           4,602,764
   Real estate, net                                                                             265,759             229,442
   Policy loans                                                                                 371,816             336,356
   Other long-term investments                                                                   28,668              61,989
   Short-term investments (note 13)                                                               4,789              32,792
                                                                                        -----------------   ----------------
                                                                                             18,306,921          17,778,860
                                                                                        -----------------   ----------------

Cash                                                                                             43,784               9,455
Accrued investment income                                                                       210,182             212,963
Deferred policy acquisition costs                                                             1,366,509           1,020,356
Investment in subsidiaries classified as discontinued operations (notes 1 and 2)                485,707             506,677
Other assets (note 6)                                                                           426,441             388,214
Assets held in Separate Accounts (note 8)                                                    26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================

                         Liabilities and Shareholder's Equity
                         ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           $17,179,060          16,358,614
Policyholders' dividend accumulations                                                           361,401             348,027
Other policyholder funds                                                                         60,073              65,297
Accrued federal income tax (note 7):
   Current                                                                                       30,170              35,301
   Deferred                                                                                     162,212             246,627
                                                                                        -----------------   ----------------
                                                                                                192,382             281,928
                                                                                        -----------------   ----------------

Dividend payable to shareholder (notes 1 and 2)                                                 485,707                   -
Other liabilities                                                                               423,047             234,147
Liabilities related to Separate Accounts (note 8)                                            26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                             45,628,372          35,879,121
                                                                                        -----------------   ----------------

Commitments and contingencies (notes 6, 9 and 15)

Shareholder's equity (notes 3, 4, 5, 12 and 13):
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
      outstanding 3,814,779 shares                                                                3,815               3,815
   Additional paid-in capital                                                                   527,874             657,118
   Retained earnings                                                                          1,432,593           1,583,275
   Unrealized gains on securities available-for-sale, net                                       173,592             384,304
                                                                                        -----------------   ----------------
                                                                                              2,137,874           2,628,512
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                   1996            1995            1994
                                                                              ---------------  --------------  -------------
Revenues (note 16):
   Investment product and universal life insurance product policy charges       $   400,902        286,534         217,245
   Traditional life insurance premiums                                              198,642        199,106         176,658
   Net investment income (note 5)                                                 1,357,759      1,294,033       1,210,811
   Realized losses on investments  (note 5)                                            (326)        (1,724)        (16,527)
   Other income                                                                      35,861         20,702          11,312
                                                                              ---------------  --------------  -------------
                                                                                  1,992,838      1,798,651       1,599,499
                                                                              ---------------  --------------  -------------
Benefits and expenses:
   Benefits and claims                                                            1,160,580      1,115,493         992,667
   Provision for policyholders' dividends on participating policies (note 12)        40,973         39,937          38,754
   Amortization of deferred policy acquisition costs                                133,394         82,695          85,568
   Other operating expenses (note 13)                                               342,394        272,954         240,652
                                                                              ---------------  --------------  -------------
                                                                                  1,677,341      1,511,079       1,357,641
                                                                              ---------------  --------------  -------------
      Income from continuing operations before federal income tax expense           315,497        287,572         241,858
                                                                              ---------------  --------------  -------------

Federal income tax expense (benefit) (note 7):
   Current                                                                          116,512         88,700          73,559
   Deferred                                                                          (5,623)        11,108           5,030
                                                                              ---------------  --------------  -------------
                                                                                    110,889         99,808          78,589
                                                                              ---------------  --------------  -------------
      Income from continuing operations                                             204,608        187,764         163,269

Income from discontinued operations (less federal income tax expense of
   $4,453, $7,446 and $10,915 in 1996, 1995 and 1994, respectively) (note 2)         11,324         24,714          20,459
                                                                              ---------------  --------------  -------------

      Net income                                                                $   215,932        212,478         183,728
                                                                              ===============  ==============  =============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                             Unrealized
                                                                                           gains (losses)
                                                             Additional                    on securities        Total
                                                 Capital      paid-in        Retained      available-for-   shareholder's
                                                  shares      capital        earnings        sale, net          equity
                                                ----------- ------------- --------------- ----------------- ---------------
1994:
   Balance, beginning of year                       $3,815      406,089       1,194,519             6,745       1,611,168
   Capital contribution                                  -      200,000               -                 -         200,000
   Net income                                            -            -         183,728                 -         183,728
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 4)                           -            -               -           212,553         212,553
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (338,971)       (338,971)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      606,089       1,378,247          (119,673)      1,868,478
                                                =========== ============= =============== ================= ===============

1995:
   Balance, beginning of year                        3,815      606,089       1,378,247          (119,673)      1,868,478
   Capital contribution (note 13)                        -       51,029               -            (4,111)         46,918
   Dividends to shareholder                              -            -          (7,450)                -          (7,450)
   Net income                                            -            -         212,478                 -         212,478
   Unrealized gains on securities available-
      for-sale, net                                      -            -               -           508,088         508,088
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      657,118       1,583,275           384,304       2,628,512
                                                =========== ============= =============== ================= ===============

1996:
   Balance, beginning of year                        3,815      657,118       1,583,275           384,304       2,628,512
   Capital contribution (note 13)                        -           25               5                 -              30
   Dividends to shareholder                              -     (129,269)       (366,619)          (39,819)       (535,707)
   Net income                                            -            -         215,932                 -         215,932
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (170,893)       (170,893)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      527,874       1,432,593           173,592       2,137,874
                                                =========== ============= =============== ================= ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                       1996            1995            1994
                                                                                 ---------------- --------------- ---------------
  Cash flows from operating activities:
     Net income                                                                    $    215,932        212,478         183,728
     Adjustments to reconcile net income to net cash provided by operating activities:
           Capitalization of deferred policy acquisition costs                         (422,572)      (321,327)       (242,431)
           Amortization of deferred policy acquisition costs                            133,394         82,695          85,568
           Amortization and depreciation                                                  6,962         10,234           3,603
           Realized (gains) losses on invested assets, net                                 (284)         3,250          16,094
           Deferred federal income tax expense (benefit)                                  7,603        (30,673)          9,946
           Decrease (increase) in accrued investment income                               2,781        (16,999)        (12,808)
           (Increase) decrease in other assets                                          (38,876)        39,880        (102,676)
           Increase in policy liabilities                                               305,755        135,937         118,361
           Increase in policyholders' dividend accumulations                             13,374         12,639          15,298
           (Decrease) increase in accrued federal income tax payable                     (5,131)        30,836          (5,714)
           Increase in other liabilities                                                188,900         26,851             506
           Other, net                                                                   (61,679)         1,832         (29,595)
                                                                                 ---------------  --------------- ---------------
              Net cash provided by operating activities                                 346,159        187,633          39,880
                                                                                 ---------------- --------------- ---------------

  Cash flows from investing activities:
     Proceeds from maturity of securities available-for-sale                          1,162,766        634,553         544,843
     Proceeds from sale of securities available-for-sale                                299,558        107,345         228,308
     Proceeds from maturity of fixed maturity securities held-to-maturity                     -        564,450         491,862
     Proceeds from repayments of mortgage loans on real estate                          309,050        207,832         190,574
     Proceeds from sale of real estate                                                   18,519         48,331          46,713
     Proceeds from repayments of policy loans and sale of other invested assets          22,795         53,587         120,506
     Cost of securities available-for-sale acquired                                  (1,573,640)    (1,942,413)     (1,816,370)
     Cost of fixed maturity securities held-to-maturity acquired                              -       (593,636)       (410,379)
     Cost of mortgage loans on real estate acquired                                    (972,776)      (796,026)       (471,570)
     Cost of real estate acquired                                                        (7,862)       (10,928)         (6,385)
     Policy loans issued and other invested assets acquired                             (57,740)       (75,910)        (65,302)
     Short-term investments, net                                                         28,003         77,837         (89,376)
     Purchase of affiliate (note 13)                                                          -              -        (155,000)
                                                                                ---------------- --------------- ---------------
              Net cash used in investing activities                                    (771,327)    (1,724,978)     (1,391,576)
                                                                                ---------------- --------------- ---------------

  Cash flows from financing activities:
     Proceeds from capital contributions                                                     30              -         200,000
     Dividends paid to shareholder                                                      (50,000)        (7,450)              -
     Increase in investment product and universal life insurance
        product account balances                                                      2,293,933      2,809,385       3,547,976
     Decrease in investment product and universal life insurance
        product account balances                                                     (1,784,466)    (1,258,758)     (2,412,595)
                                                                                ---------------- --------------- --------------
              Net cash provided by financing activities                                 459,497      1,543,177       1,335,381
                                                                                ---------------- --------------- --------------

  Net increase (decrease) in cash                                                        34,329          5,832         (16,315)

                                                                                 ---------------- --------------- ---------------
  Cash, beginning of year                                                                 9,455          3,623          19,938
                                                                                 ---------------- --------------- ---------------
  Cash, end of year                                                               $      43,784          9,455           3,623
                                                                                 ================ =============== ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1996, 1995 and 1994
                                ($000's omitted)

(1)      Organization and Description of Business
         ----------------------------------------

         Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Employers Life Insurance Company of Wausau and subsidiaries (ELICW), National Casualty Company (NCC), West Coast Life Insurance Company (WCLIC), Nationwide Advisory Services, Inc. (formerly Nationwide Financial Services, Inc.), Nationwide Investment Services Corporation (formerly PEBSCO Securities Corporation) (NISC) and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         Nationwide Corp. formed Nationwide Financial Services, Inc. (NFS) in November 1996 as a holding company for NLIC and the other companies of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On January 27, 1997, Nationwide Corp. contributed to NFS the common stock of NLIC and three marketing and distribution companies. NFS is planning an initial public offering of its Class A common stock during the first quarter of 1997.

         In anticipation of the restructuring described above, on September 24, 1996, NLIC's Board of Directors declared a dividend payable January 1, 1997 to Nationwide Corp. consisting of the outstanding shares of common stock of certain subsidiaries (ELICW, NCC and WCLIC) that do not offer or distribute long-term savings and retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and another affiliate effective January 1, 1996. These subsidiaries and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 2 and 13.

         In addition, as part of the restructuring described above, NLIC intends to make an $850,000 distribution to NFS which will then make an equivalent distribution to Nationwide Corp.

         The Company is a leading provider of long-term savings and retirement products to retail and institutional customers and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

              LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Discontinued Operations
         -----------------------

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. to NFS of the outstanding common stock of NLIC and other companies, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company that serves as a fronting company for a property and casualty subsidiary of Nationwide Mutual Insurance Company (NMIC), an affiliate. NCC maintains its offices in Scottsdale, Arizona. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of these subsidiaries.

         A summary of the combined results of operations, including the results of the accident and health and group life insurance business ELICW assumed from NLIC in 1996, and assets and liabilities of ELICW, NCC and WCLIC as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                          $   668,870       422,149        84,226
               Net income                                                             11,324        26,456        11,753
               Assets, consisting primarily of investments                         3,029,293     2,967,326     2,537,692
               Liabilities, consisting primarily of policy benefits and claims     2,543,586     2,460,649     2,179,263

         During 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 13 for a complete discussion of the reinsurance agreements. NLIC has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies and will cease writing any new business prior to December 31, 1997. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of NLIC.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         A summary of the results of operations, net of amounts ceded to ELICW and NMIC in 1996, and assets and liabilities of NLIC's accident and health and group life insurance business as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                             $      -       354,788       362,476
               Net income (loss)                                                           -        (1,742)        8,706
               Assets, consisting primarily of investments                           259,185       239,426       234,082
               Liabilities, consisting primarily of policy benefits and claims       259,185       239,426       234,082

(3)      Summary of Significant Accounting Policies
         ------------------------------------------

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and its insurance subsidiaries, filed with the department of insurance of each insurance company's state of domicile, are prepared on the basis of accounting practices prescribed or permitted by each department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  Consolidation Policy
              --------------------

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in Subsidiaries Classified as Discontinued Operations" in the accompanying consolidated balance sheets and "Income for Discontinued Operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  Valuation of Investments and Related Gains and Losses
              -----------------------------------------------------

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

         (c)  Revenues and Benefits
              ---------------------

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities, annuities without life contingencies and guaranteed investment contracts. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

              ACCIDENT AND HEALTH INSURANCE PRODUCTS: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred. All accident and health insurance business is accounted for as discontinued operations. See note 2.

         (d)  Deferred Policy Acquisition Costs
              ---------------------------------

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. For traditional life products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 3(b).

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (e)  Separate Accounts
              -----------------

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  Future Policy Benefits
              ----------------------

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

              Future policy benefits and claims for collectively renewable long-term disability policies and group long-term disability policies are the present value of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health insurance policies are not discounted. All health insurance business is accounted for as discontinued operations. See note 2.

         (g)  Participating Business
              ----------------------

              Participating business represents approximately 52% in 1996 (54% in 1995 and 55% in 1994) of the Company's life insurance in force, 78% in 1996 (79% in 1995 and 79% in 1994) of the number of life insurance policies in force, and 40% in 1996 (47% in 1995 and 51% in 1994) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued.

         (h)  Federal Income Tax
              ------------------

              The Company, with the exception of ELICW, files a consolidated federal income tax return with NMIC, the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. Through 1994, ELICW filed a consolidated federal income tax return with Employers Insurance of Wausau A Mutual Company, an affiliate. Beginning in 1995, ELICW files a separate federal income tax return.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (i)  Reinsurance Ceded
              -----------------

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 2 and 13.

         (j)  Reclassification
              ----------------

              Certain items in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.


(4)      Change in Accounting Principle
         ------------------------------

         Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $6,299,665 and $6,721,714, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

             Excess of fair value over amortized cost of fixed maturity
                securities available-for-sale                                         $ 422,049
             Adjustment to deferred policy acquisition costs                            (95,044)
             Deferred federal income tax                                               (114,452)
                                                                                    --------------
                                                                                      $ 212,553
                                                                                    ==============


(5)      Investments
         -----------

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                  ------------    ----------    -----------    -----------
             1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   275,696         4,795        (1,340)        279,151
                 Obligations of states and political subdivisions        6,242           450            (2)          6,690
                 Debt securities issued by foreign governments         100,656         2,141          (857)        101,940
                 Corporate securities                                7,999,310       285,946       (33,686)      8,251,570
                 Mortgage-backed securities                          3,588,974        91,438       (15,124)      3,665,288
                                                                   ------------    ----------   ------------   ------------
                     Total fixed maturity securities                11,970,878       384,770       (51,009)     12,304,639
               Equity securities                                        43,890        15,571          (330)         59,131
                                                                   ------------    ----------   ------------   ------------
                                                                   $12,014,768       400,341       (51,339)     12,363,770
                                                                   ============    ==========   ============   ============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1995:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                   ------------    ----------   -----------  ---------------
             1995:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   310,186        12,764           (1)         322,949
                 Obligations of states and political subdivisions        8,655         1,205           (1)           9,859
                 Debt securities issued by foreign governments         101,414         4,387          (66)         105,735
                 Corporate securities                                7,888,440       473,681      (25,742)       8,336,379
                 Mortgage-backed securities                          3,553,861       165,169       (8,388)       3,710,642
                                                                   ------------    ----------   -----------  ---------------
                     Total fixed maturity securities                11,862,556       657,206      (34,198)      12,485,564
               Equity securities                                        23,617         6,382          (46)          29,953
                                                                   ------------    ----------   -----------  ---------------
                                                                   $11,886,173       663,588      (34,244)      12,515,517
                                                                   ============    ==========   ===========  ===============


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                   Amortized        Estimated
                                                                                      cost          fair value
                                                                                ---------------   --------------

             Fixed maturity securities available-for-sale:
                Due in one year or less                                         $     440,235          444,214
                Due after one year through five years                               3,937,010        4,053,152
                Due after five years through ten years                              2,809,813        2,871,806
                Due after ten years                                                 1,194,846        1,270,179
                                                                                ---------------   --------------
                                                                                    8,381,904        8,639,351

             Mortgage-backed securities                                             3,588,974        3,665,288
                                                                                ---------------   --------------
                                                                                  $11,970,878       12,304,639
                                                                                ===============   ==============


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                                                   1996            1995
                                                                              ---------------  --------------

             Gross unrealized gains                                               $349,002         629,344
             Adjustment to deferred policy acquisition costs                       (81,939)       (138,914)
             Deferred federal income tax                                           (93,471)       (171,649)
                                                                              ---------------  --------------
                                                                                   173,592         318,781

             Unrealized gains on securities available-for-sale, net, of
                subsidiaries classified as discontinued operations (note 2)              -          65,523
                                                                              ---------------  --------------
                                                                                  $173,592         384,304
                                                                              ===============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                                          1996             1995            1994
                                                                     ---------------   -------------  --------------
             Securities available-for-sale:
                Fixed maturity securities                               $(289,247)         876,332       (675,373)
                Equity securities                                           8,905              (26)        (1,927)
             Fixed maturity securities held-to-maturity                         -           75,626       (398,183)
                                                                     ---------------   -------------  --------------
                                                                        $(280,342)         951,932     (1,075,483)
                                                                     ===============   =============  ==============

         Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $299,558, $107,345 and $228,308, respectively.
         During 1996, gross gains of $6,606 ($4,838 and $3,045 in 1995 and 1994, respectively) and gross losses of $6,925 ($2,147 and $21,280 in 1995 and 1994, respectively) were realized on those sales.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25,429 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3,535.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995 the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3,320,093, resulting in a gross unrealized gain of $155,940.

         Investments that were non-income producing for the twelve month period preceding December 31, 1996 amounted to $26,805 ($27,712 in 1995) and consisted of $248 ($6,982 in 1995) in fixed maturity securities, $20,633 ($14,740 in 1995) in real estate and $5,924 ($5,990 in 1995) in other long-term investments.

         Real estate is presented at cost less accumulated depreciation of $30,338 as of December 31, 1996 ($30,482 as of December 31, 1995) and
         valuation allowances of $15,219 as of December 31, 1996 ($25,819 as of December 31, 1995).

         The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN-INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $51,765 ($44,409 as of December 31, 1995),
         which includes $41,663 ($23,975 as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $8,485 ($5,276 as of December 31, 1995) and $10,102 ($20,434 as of
         December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $39,674 ($22,181 in 1995) and interest income recognized on those loans was $2,103 ($387 in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

                                                                                   1996           1995
                                                                               -------------  --------------

             Allowance, beginning of year                                          $49,128         46,381
                  Additions charged to operations                                    4,497          7,433
                  Direct write-downs charged against the allowance                  (2,587)        (4,686)
                                                                               -------------  -------------
             Allowance, end of year                                                $51,038         49,128
                                                                               =============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of investment income by investment type follows for the years ended December 31:

                                                                          1996             1995           1994
                                                                     ---------------   -------------  ------------
             Gross investment income:
                 Securities available-for-sale:
                   Fixed maturity securities                          $   917,135          685,787        647,927
                   Equity securities                                        1,291            1,330            509
                 Fixed maturity securities held-to-maturity                     -          201,808        185,938
                 Mortgage loans on real estate                            432,815          395,478        372,734
                 Real estate                                               44,332           38,344         40,170
                 Short-term investments                                     4,155           10,576          6,141
                 Other                                                      3,998            7,239          2,121
                                                                     ---------------   -------------  --------------
                       Total investment income                          1,403,726        1,340,562      1,255,540
             Less investment expenses                                      45,967           46,529         44,729
                                                                     ---------------   -------------  ---------------
                       Net investment income                           $1,357,759        1,294,033      1,210,811
                                                                     ===============   =============  ==============

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                                        1996          1995          1994
                                                                     ------------  ------------  ------------
             Securities available-for-sale:
                Fixed maturity securities                              $(3,462)        4,213        (7,296)
                Equity securities                                        3,143         3,386         1,422
             Mortgage loans on real estate                              (4,115)       (7,091)      (20,446)
             Real estate and other                                       4,108        (2,232)        9,793
                                                                     ------------  ------------  ------------
                                                                      $   (326)       (1,724)      (16,527)
                                                                     ============  ============  ============

         Fixed maturity securities with an amortized cost of $6,161 and $5,592 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(6)      Future Policy Benefits and Claims
         ---------------------------------

         The liability for future policy benefits for investment contracts represents approximately 87% and 87% of the total liability for future policy benefits as of December 31, 1996 and 1995, respectively. The average interest rate credited on investment product policies was approximately 6.3%, 6.6% and 6.5% for the years ended December 31, 1996, 1995 and 1994, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              Interest rates:  Interest rates vary as follows:
              --------------

                   Year of issue                Interest rates
                   -----------------   ----------------------------------------

                   1996                6.6%, not graded
                   1984-1995           6.0% to 10.5%, not graded
                   1966-1983           6.0% to 8.1%, graded over 20 years to 4.0% to 6.6%
                   1965 and prior      generally lower than post 1965 issues

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $240,451 and $245,255 as of December 31, 1996 and 1995, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 13. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.

(7)      Federal Income Tax
         -------------------

         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                                              1996               1995
                                                                        -----------------   ---------------
             Deferred tax assets:
                Future policy benefits                                        $175,571            149,192
                Liabilities in Separate Accounts                               188,426            129,120
                Mortgage loans on real estate and real estate                   23,366             25,165
                Other policyholder funds                                         7,407              7,424
                Other assets and other liabilities                              53,757             41,847
                                                                        -----------------   ---------------
                  Total gross deferred tax assets                              448,527            352,748
                  Less valuation allowances                                     (7,000)            (7,000)
                                                                        -----------------   ---------------
                  Net deferred tax assets                                      441,527            345,748
                                                                        =================   ===============

             Deferred tax liabilities:
                Deferred policy acquisition costs                              399,345            299,579
                Fixed maturity securities                                      133,210            227,345
                Deferred tax on realized investment gains                       37,597             40,634
                Equity securities and other long-term investments                8,210              3,780
                Other                                                           25,377             21,037
                                                                        -----------------   ---------------
                  Total gross deferred tax liabilities                         603,739            592,375
                                                                        -----------------   ---------------
                                                                              $162,212            246,627
                                                                        =================   ===============

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1996, 1995 and 1994.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                                1996                    1995                    1994
                                                   ----------------------   ----------------------   ----------------------
                                                      Amount        %          Amount        %          Amount        %
                                                   ----------------------   ----------------------   ----------------------

             Computed (expected) tax expense          $110,424     35.0        $100,650     35.0         $84,650     35.0
             Tax exempt interest and dividends
                received deduction                        (212)    (0.1)            (18)    (0.0)           (130)    (0.1)
             Other, net                                    677      0.3            (824)    (0.3)         (5,931)    (2.5)
                                                   ------------  --------   ------------- --------   ------------- --------
               Total (effective rate of each year)    $110,889     35.2       $  99,808     34.7         $78,589     32.5
                                                   ============  ========   ============= ========   ============= ========

         Total federal income tax paid was $115,839, $51,840 and $83,239 during the years ended December 31, 1996, 1995 and 1994, respectively.


 (8)     Disclosures about Fair Value of Financial Instruments
         -----------------------------------------------------

         SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

              INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analyses. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              POLICYHOLDERS' DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER
              FUNDS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 9.

           Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:

                                                                           1996                            1995
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
                                                                 amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------
               Assets
               ------
               Investments:
                  Securities available-for-sale:
                     Fixed maturity securities                 $12,304,639     12,304,639        12,485,564      12,485,564
                     Equity securities                              59,131         59,131            29,953          29,953
                  Mortgage loans on real estate, net             5,272,119      5,397,865         4,602,764       4,961,655
                  Policy loans                                     371,816        371,816           336,356         336,356
                  Short-term investments                             4,789          4,789            32,792          32,792
               Cash                                                 43,784         43,784             9,455           9,455
               Assets held in Separate Accounts                 26,926,702     26,926,702        18,591,108      18,591,108

               Liabilities
               -----------
               Investment contracts                             13,914,441     13,484,526        13,229,360      12,876,798
               Policy reserves on life insurance contracts       2,971,337      2,775,991         2,836,323       2,733,486
               Policyholders' dividend accumulations               361,401        361,401           348,027         348,027
               Other policyholder funds                             60,073         60,073            65,297          65,297
               Liabilities related to Separate Accounts         26,926,702     26,164,213        18,591,108      18,052,362

(9)      Additional Financial Instruments Disclosures
         --------------------------------------------

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $327,456 extending into 1997 were outstanding as of December 31, 1996.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 21% (20% in 1995) in any geographic area and no more than 2% (2% in 1995) with any one borrower as of December 31, 1996.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1996 and 1995. See note 6.

         The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:

                                                                                             Apartment
                                                Office       Warehouse         Retail         & other           Total
                                              ------------  -------------   -------------   -------------   --------------
               1996:
                 East North Central             $139,518        119,069         549,064         215,038        1,022,689
                 East South Central               33,267         22,252         172,968          90,623          319,110
                 Mountain                         17,972         43,027         113,292          73,390          247,681
                 Middle Atlantic                 129,077         54,046         160,833          18,498          362,454
                 New England                      33,348         43,581         161,960               -          238,889
                 Pacific                         202,562        325,046         424,295         110,108        1,062,011
                 South Atlantic                  103,889        134,492         482,934         385,185        1,106,500
                 West North Central              126,467          2,441          75,180          40,529          244,617
                 West South Central              104,877        120,314         197,090         304,256          726,537
                                              -------------   -------------   -------------   --------------  ------------
                                                $890,977        864,268       2,337,616       1,237,627        5,330,488
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            58,369
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $5,272,119
                                                                                                            ==============


               1995:
                 East North Central             $138,965        101,925         514,995         175,213          931,098
                 East South Central               21,329         13,053         180,858          82,383          297,623
                 Mountain                              -         17,219         138,220          45,274          200,713
                 Middle Atlantic                 116,187         64,813         158,252          10,793          350,045
                 New England                       9,559         39,525         148,449               1          197,534
                 Pacific                         183,206        233,186         374,915         105,419          896,726
                 South Atlantic                  106,246         73,541         446,800         278,265          904,852
                 West North Central              133,899         14,205          78,065          36,651          262,820
                 West South Central               69,140         92,594         190,299         267,268          619,301
                                              ------------  ------------    -------------   -------------   --------------
                                                $778,531        650,061       2,230,853       1,001,267        4,660,712
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            57,948
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $4,602,764
                                                                                                            ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)     Pension Plan
         ------------

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $7,381, $10,478 and
         $10,063, respectively.

         The Company's net accrued pension expense as of December 31, 1996 and 1995 was $1,075 and $1,392, respectively.

         The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Service cost (benefits earned during the period)       $   75,466           64,524            64,740
              Interest cost on projected benefit obligation             105,511           95,283            73,951
              Actual return on plan assets                             (210,583)        (249,294)          (21,495)
              Net amortization and deferral                             101,795          143,353           (62,150)
                                                                   ---------------  ---------------   ---------------
                                                                     $   72,189           53,866            55,046
                                                                   ===============  ===============   ===============


         Basis for measurements, net periodic pension cost:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Weighted average discount rate                           6.00%            7.50%             5.75%
              Rate of increase in future compensation levels           4.25%            6.25%             4.50%
              Expected long-term rate of return on plan assets         6.75%            8.75%             7.00%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                1996              1995
                                                                           ---------------   ---------------
              Accumulated benefit obligation:
                 Vested                                                      $1,338,554         1,236,730
                 Nonvested                                                       11,149            26,503
                                                                           ---------------   ---------------
                                                                             $1,349,703         1,263,233
                                                                           ===============   ===============

              Net accrued pension expense:
                 Projected benefit obligation for services rendered to
                    date                                                     $1,847,828         1,780,616
                 Plan assets at fair value                                    1,947,933         1,738,004
                                                                           ---------------   ---------------
                    Plan assets in excess of (less than) projected benefit
                       obligation                                               100,105           (42,612)
                 Unrecognized prior service cost                                 37,870            42,845
                 Unrecognized net gains                                        (201,952)          (63,130)
                 Unrecognized net asset at transition                            37,158            41,305
                                                                           ---------------   ---------------
                                                                            $   (26,819)          (21,592)
                                                                           ===============   ===============

         Basis for measurements, funded status of plan:

                                                                                1996              1995
                                                                           ---------------   ---------------

              Weighted average discount rate                                   6.50%             6.00%
              Rate of increase in future compensation levels                   4.75%             4.25%

         Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and ELICW.

(11)     Postretirement Benefits Other Than Pensions
         -------------------------------------------

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation; however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $34,884 and $33,537, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $3,286, $3,132 and $4,284, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                        1996          1995          1994
                                                                                     -----------   -----------   -----------

             Service cost (benefits attributed to employee service during the year)   $  6,541         6,235         8,586
             Interest cost on accumulated postretirement benefit obligation             13,679        14,151        14,011
             Actual return on plan assets                                               (4,348)       (2,657)       (1,622)
             Amortization of unrecognized transition obligation of affiliates              173         2,966           568
             Net amortization and deferral                                               1,830        (1,619)        1,622
                                                                                     -----------   -----------   -----------
                                                                                       $17,875        19,076        23,165
                                                                                     ===========   ===========   ===========

         Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                             1996              1995
                                                                                        ---------------   ---------------
             Accrued postretirement benefit expense:
                Retirees                                                                  $   92,954            88,680
                Fully eligible, active plan participants                                      23,749            28,793
                Other active plan participants                                                83,986            90,375
                                                                                        ---------------   ---------------
                   Accumulated postretirement benefit obligation (APBO)                      200,689           207,848
                Plan assets at fair value                                                     63,044            54,325
                                                                                        ---------------   ---------------
                   Plan assets less than accumulated postretirement benefit obligation      (137,645)         (153,523)
                Unrecognized transition obligation of affiliates                               1,654             1,827
                Unrecognized net gains                                                       (23,225)           (1,038)
                                                                                        ---------------   ---------------
                                                                                           $(159,216)         (152,734)
                                                                                        ===============   ===============

         Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:

                                                      1996          1996         1995         1995         1994
                                                      APBO         NPPBC         APBO        NPPBC         NPPBC
                                                   ------------  -----------  -----------  -----------  ------------

             Discount rate                            7.25%         6.65%        6.75%        8.00%        7.00%
             Long-term rate of return on plan
                 assets, net of tax                     -           4.80%         -           8.00%         N/A
             Assumed health care cost trend rate:
                 Initial rate                        11.00%        11.00%       11.00%       10.00%       12.00%
                 Ultimate rate                        6.00%         6.00%        6.00%        6.00%        6.00%
                 Uniform declining period           12 Years      12 Years     12 Years     12 Years     12 Years


         The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions
         ---------------------------------------------------------------------

         Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance company subsidiaries exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The statutory capital shares and surplus of NLIC as of December 31, 1996, 1995 and 1994 was $1,000,647, $1,363,031 and $1,262,861,
         respectively. The statutory net income of NLIC for the years ended December 31, 1996, 1995 and 1994 was $73,218, $86,529 and $76,532,
         respectively.

         NLIC is limited in the amount of shareholder dividends it may pay without prior approval by the Department of Insurance of the State of Ohio (the Department). NLIC's dividend of the outstanding shares of common stock of certain companies which was declared on September 24, 1996 and the anticipated $850,000 dividend (as discussed in note 1) are deemed extraordinary under Ohio insurance laws. As a result of such dividends, any dividend paid by NLIC during the 12-month period immediately following the $850,000 dividend would also be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its stockholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.

(13)     Transactions With Affiliates
         ----------------------------

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $9,065, $8,986 and $8,133, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $101,584, $107,112, and $100,601 in 1996,
         1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the intercompany agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $15,111 and $1,186 as of December 31, 1996 and 1995, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1996 and 1995 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Intercompany reinsurance contracts exist between NLIC and, respectively NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to NLIC's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by NMIC or ELICW, as the case may be. Risk of asset default is retained by NLIC, although a fee is paid by NMIC or ELICW, as the case may be, to NLIC for the NLIC's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. NLIC believes that the terms of the modified coinsurance agreements are consistent in all material respects with what NLIC could have obtained with unaffiliated parties.

         Amounts ceded to ELICW in 1996 are included in ELICW's results of operations for 1996 which, combined with the results of WCLIC and NCC, are summarized in note 2. Amounts ceded to ELICW in 1996 include premiums of $224,224, net investment income and other revenue of $14,833, and benefits, claims and other expenses of $246,641. Amounts ceded to NMIC in 1996 include premiums of $97,331, net investment income of $10,890, and benefits, claims and other expenses of $100,476.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,789 and $9,654 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On April, 5 1996, Nationwide Corp. contributed all of the outstanding shares, with shareholder equity value of $30, of NISC to NLIC. NLIC contributed an additional $500 to NISC on August 30, 1996.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46,918. As discussed in note 2, WCLIC is accounted for as discontinued operations.

         Effective December 31, 1994, NLIC purchased all of the outstanding shares of common stock of ELICW from Wausau Service Corporation (WSC) for $155,000. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC. As discussed in note 2, ELICW is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies which are also subsidiaries of Nationwide Corp. Total commissions and fees paid to these affiliates for the years ended December 31, 1996, 1995 and 1994 were $76,922, $57,280 and $50,168, respectively.

(14)     Bank Lines of Credit
         --------------------

         In August 1996, NLIC, along with NMIC, established a $600,000 revolving credit facility which provides for a $600,000 loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(15)     Contingencies
         -------------

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(16)     Segment Information
         -------------------

         The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses, investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

         The following table summarizes the revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                                              1996              1995              1994
                                                                        -----------------  ---------------   ---------------
              Revenues:
                   Variable Annuities                                      $    284,638          189,071           132,687
                   Fixed Annuities                                            1,092,566        1,051,970           939,868
                   Life Insurance                                               435,657          409,135           383,150
                   Corporate and Other                                          179,977          148,475           143,794
                                                                        -----------------  ---------------   ---------------
                                                                           $  1,992,838        1,798,651         1,599,499
                                                                        =================  ===============   ===============

              Income from continuing operations before federal income tax expense:
                   Variable Annuities                                            90,244           50,837            24,574
                   Fixed Annuities                                              135,405          137,000           138,950
                   Life Insurance                                                67,242           67,590            53,046
                   Corporate and Other                                           22,606           32,145            25,288
                                                                        -----------------  ---------------   ---------------
                                                                          $     315,497          287,572           241,858
                                                                        =================  ===============   ===============

              Assets:

                   Variable Annuities                                        25,069,725       17,333,039        11,146,465
                   Fixed Annuities                                           13,994,715       13,250,359        11,668,973
                   Life Insurance                                             3,353,286        3,027,420         2,752,283
                   Corporate and Other                                        5,348,520        4,896,815         3,678,303
                                                                        -----------------  ---------------   ---------------
                                                                            $47,766,246       38,507,633        29,246,024
                                                                        =================  ===============   ===============


                                                                                                                 SCHEDULE I

                                        NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                               Consolidated Summary of Investments -
                                             Other Than Investments in Related Parties

                                                      As of December 31, 1996
                                                         ($000's omitted)

--------------------------------------------------------------- ---------------    --------------   -----------------
                           Column A                                 Column B         Column C          Column D
--------------------------------------------------------------- ---------------    --------------   -----------------
                                                                                                    Amount at which
                                                                                                     shown in the
                                                                                                     consolidated
                      Type of Investment                              Cost         Market value      balance sheet
--------------------------------------------------------------- ---------------    --------------   -----------------
Fixed maturity securities available-for-sale:
   Bonds:
      U.S. Government and government agencies and authorities     $  3,757,887        3,834,762           3,834,762
      States, municipalities and political subdivisions                  6,242            6,690               6,690
      Foreign governments                                              100,656          101,940             101,940
      Public utilities                                               1,798,736        1,843,938           1,843,938
      All other corporate                                            6,307,357        6,517,309           6,517,309
                                                                ---------------    --------------   -----------------
          Total fixed maturity securities available-for-sale        11,970,878       12,304,639          12,304,639
                                                                ---------------    --------------   -----------------

Equity securities available-for-sale:
   Common stocks:
      Industrial, miscellaneous and all other                           43,501           50,405              50,405
   Non-redeemable preferred stock                                          389            8,726               8,726
                                                                ---------------    --------------   -----------------
          Total equity securities available-for-sale                    43,890           59,131              59,131
                                                                ---------------    --------------   -----------------

Mortgage loans on real estate, net                                   5,327,317                            5,272,119 (1)
Real estate, net:
   Investment properties                                               253,383                              217,611 (1)
   Acquired in satisfaction of debt                                     57,933                               48,148 (1)
Policy loans                                                           371,816                              371,816
Other long-term investments                                             27,370                               28,668 (2)
Short-term investments                                                   4,789                                4,789
                                                                ---------------                      ----------------
          Total investments                                        $18,057,376                           18,306,921
                                                                ===============                      ================

----------
(1) Difference from Column B is primarily due to valuation allowances due to impairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 5 to the consolidated financial statements.

(2) Difference from Column B is primarily due to operating gains of investments in limited partnerships.







See accompanying independent auditors' report.


                                                                                                               SCHEDULE III

                                    NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                            Supplemental Insurance Information

                                          As of December 31, 1996, 1995 and 1994
                                           and for each of the years then ended

                                                     ($000's omitted)

----------------------------------- --------------  ------------------  -----------------   ------------------ ---------------
             Column A                  Column B          Column C            Column D           Column E          Column F
----------------------------------- --------------  ------------------  -----------------   -----------------  ---------------
                                       Deferred       Future policy                            Other policy
                                        policy      benefits, losses,                           claims and
                                     acquisition        claims and      Unearned premiums    benefits payable    Premium
             Segment                    costs         loss expenses            (1)                 (2)           revenue
----------------------------------- --------------  ------------------  -----------------    ----------------  --------------

1996: Variable Annuities               $   791,611                   -                                      -               -
      Fixed Annuities                      242,421          14,952,877                                    687          24,030
      Life Insurance                       414,417           1,995,802                                395,739         174,612
      Corporate and Other                  (81,940)            230,381                                 25,048               -
                                    --------------  ------------------                       ----------------  --------------
             Total                      $1,366,509          17,179,060                                421,474         198,642
                                    ==============  ==================                       ================  ==============

1995: Variable Annuities                   571,283                   -                                      -               -
      Fixed Annuities                      221,111          14,221,622                                    455          32,774
      Life Insurance                       366,876           1,898,641                                383,983         166,332
      Corporate and Other                 (138,914)            238,351                                 28,886               -
                                    --------------  ------------------                       ----------------  --------------
             Total                      $1,020,356          16,358,614                                413,324         199,106
                                    ==============  ==================                       ================  ==============

1994: Variable Annuities                   395,397                   -                                      -               -
      Fixed Annuities                      198,639          12,633,253                                    240          20,134
      Life Insurance                       327,079           1,806,762                                371,984         156,524
      Corporate and Other                   74,445             233,569                                 26,927               -
                                    --------------  ------------------                       ----------------  --------------
             Total                     $   995,560          14,673,584                                399,151         176,658
                                    ==============  ==================                       ================  ==============

----------------------------------- -------------- -------------------  -----------------    ----------------  --------------
             Column A                  Column G          Column H            Column I           Column J          Column K
----------------------------------- -------------- -------------------  -----------------    ----------------  --------------
                                         Net                               Amortization           Other
                                      investment    Benefits, claims,      of deferred          operating
                                        income          losses and            policy            expenses          Premiums
             Segment                     (3)       settlement expenses  acquisition costs          (3)            written
----------------------------------- -------------- -------------------  -----------------   -----------------  --------------

1996: Variable Annuities               $   (21,449)              4,624             57,412             132,357
      Fixed Annuities                    1,050,557             838,533             38,635              79,737
      Life Insurance                       174,002             211,386             37,347              78,965
      Corporate and Other                  154,649             106,037                  -              51,335
                                    -------------- -------------------  -----------------   -----------------
             Total                      $1,357,759           1,160,580            133,394             342,394
                                    ============== ===================  =================   =================

1995: Variable Annuities                   (17,640)              2,881             26,264             109,089
      Fixed Annuities                    1,002,718             804,980             29,499              80,260
      Life Insurance                       171,255             201,986             31,021              68,832
      Corporate and Other                  137,700             105,646             (4,089)             14,773
                                    -------------- -------------------  -----------------   -----------------
             Total                      $1,294,033           1,115,493             82,695             272,954
                                    ============== ===================  =================   =================

1994: Variable Annuities                   (13,415)              2,277             22,135              83,701
      Fixed Annuities                      903,572             702,082             29,849              69,975
      Life Insurance                       166,329             191,006             29,495              69,861
      Corporate and Other                  154,325              97,302              4,089              17,115
                                    -------------- -------------------  -----------------   -----------------
             Total                      $1,210,811             992,667             85,568             240,652
                                    ============== ===================  =================   =================

----------
(1)  Unearned premiums are included in Column C amounts.

(2) Column E agrees to the sum of the Balance Sheet captions, Policyholders' dividend accumulations and Other policyholder funds.

(3) Allocations of net investment income and certain general expenses are based on a number of assumptions and estimates, and reported operating results would change by segment if different methods were applied.



See accompanying independent auditors' report.

                                                                    SCHEDULE IV

                              NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                  Reinsurance

                                    As of December 31, 1996, 1995 and 1994
                                     and for each of the years then ended

                                                ($000's omitted)

-------------------------------   ----------------- -----------------  ----------------   ----------------  ---------------
           Column A                  Column B           Column C           Column D          Column E          Column F
-------------------------------   ----------------- -----------------  ----------------   ----------------  ---------------
                                                                                                              Percentage
                                                        Ceded to         Assumed from                         of amount
                                   Gross amount      other companies   other companies      Net amount      assumed to net
                                  ----------------- -----------------  ----------------   ----------------  ---------------
1996:
Life insurance in force              $47,071,264          6,633,567            288,593        40,726,290           0.7%
                                  ================= =================  ================   ================  ===============

Premiums:
   Life insurance                        225,615             29,282              2,309           198,642           1.2%
   Accident and health insurance         291,871            305,789             13,918                 -         N/A
                                  ----------------- -----------------  ----------------   ----------------  ---------------
          Total                      $   517,486            335,071             16,227           198,642           8.2%
                                  ================= =================  ================   ================  ===============


1995:
Life Insurance in force              $41,087,025          8,935,743            391,174        32,542,456           1.2%
                                  ================= =================  ================   ================  ===============

Premiums:
   Life insurance                        221,257             24,360              2,209           199,106           1.1%
   Accident and health insurance         298,058            313,036             14,978                 -         N/A
                                  ----------------- -----------------  ----------------   ----------------  ---------------
          Total                      $   519,315            337,396             17,187           199,106           8.6%
                                  ================= =================  ================   ================  ===============


1994:
Life Insurance in force              $35,926,633          7,550,623            829,742        29,205,752           2.8%
                                  ================= =================  ================   ================  ===============

Premiums:
   Life insurance                        198,705             24,912              2,865           176,658           1.6%
   Accident and health insurance         303,435            321,696             18,261                 -         N/A
                                  ----------------- -----------------  ----------------   ----------------  ---------------
          Total                      $   502,140            346,608             21,126           176,658          12.0%
                                  ================= =================  ================   ================  ===============

----------
Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on invesment products and universal life insurance products.


See accompanying independent auditors' report.


                                                                                                                 SCHEDULE V

                                        NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                 Valuation and Qualifying Accounts

                                           Years ended December 31, 1996, 1995 and 1994
                                                         ($000's omitted)

-------------------------------------------------  ------------   -----------------------------   ------------ -------------
                    Column A                         Column B               Column C               Column D      Column E
-------------------------------------------------  ------------   -----------------------------   ------------ -------------
                                                    Balance at     Charged to                                   Balance at
                                                   beginning of     costs and      Charged to     Deductions      end of
                  Description                         period        expenses     other accounts      (1)          period
-------------------------------------------------  ------------   ------------   --------------   ------------ -------------
1996:
Valuation  allowances - mortgage loans on real
   estate                                              $49,128          4,497               -          2,587        51,038
Valuation allowances - real estate                      25,819        (10,600)              -              -        15,219
                                                   ------------   ------------   --------------   ------------ -------------
     Total                                             $74,947         (6,103)              -          2,587        66,257
                                                   ============   ============   ==============   ============ =============


1995:
Valuation allowances - fixed maturity securities             -          8,908               -          8,908             -
Valuation  allowances  - mortgage  loans on real
   estate                                               46,381          7,433               -          4,686        49,128
Valuation allowances - real estate                      27,330         (1,511)              -              -        25,819
                                                   ------------   ------------   --------------   ------------ -------------
     Total                                             $73,711         14,830               -         13,594        74,947
                                                   ============   ============   ==============   ============ =============


1994:
Valuation allowances - fixed maturity securities         4,800         (4,800)              -              -             -
Valuation  allowances  - mortgage  loans on real
   estate                                               42,150         20,445               -         16,214        46,381
Valuation allowances - real estate                      31,357         (4,027)              -              -        27,330
                                                   ------------   ------------   --------------   ------------ -------------
     Total                                             $78,307         11,618               -         16,214        73,711
                                                   ============   ============   ==============   ============ =============

----------
(1)  Amounts represent direct write-downs charged against the valuation allowance.



See accompanying independent auditors' report.

PART C. OTHER INFORMATION

Item 24.      FINANCIAL STATEMENTS AND EXHIBITS


              (a) Financial Statements:                                  PAGE
                  (1) Financial statements and schedule included
                      in Prospectus.
                      (Part A):
                      Condensed Financial Information.                    N/A

                  (2) Financial statements and schedule included           42
                      in Part B: (Those financial statements and schedules required by item 23 to be included in Part B have been incorporated therein by reference to the Prospectus (Part A))





              Nationwide DCVA-II:                                         N/A




              Nationwide Life Insurance Company:

                  Independent Auditors' Report.                           42

                  Consolidated Balance Sheets as of December 31, 1996
                  and 1995.                                               42

                  Consolidated Statements of Income for the years ended
                  December 31, 1996, 1995 and 1994.                       44


                  Consolidated Statements of Shareholder's Equity for
                  the years ended December 31 1996, 1995 and 1994.        45


                  Consolidated Statements of Cash Flows for the years
                  ended December 31, 1996, 1995 and 1994.                 46


                  Notes to Consolidated Financial Statements.             47

                  Schedule I - Consolidated Summary of Investments
                  Other Than Investments In Related Parties.              84


                  Schedule III - Supplementary Insurance Information.     85


                  Schedule IV - Reinsurance.                              86


                  Schedule V - Valuation and Qualifying Accounts.         87


                                   66 of 88

Item 24.      (b) Exhibits

                        (1)  Resolution of the Depositor's Board of
                             Directors Authorizing the Establishment of the Registrant - Filed previously with initial registration (File No. 333-12369) and is hereby incorporated by reference.
                        (2)  Not Applicable
                        (3) Underwriting or Distribution of Contracts between the Registrant and Principal
                             Underwriter - Attached hereto.
                        (4) The form of the variable annuity contract - Attached hereto.
                        (5)  Variable  Annuity Application- Filed
                             previously with initial registration
                             (File  No. 333-12369) and is hereby
                             incorporated by reference.
                        (6)  Articles of Incorporation of Depositor-
                             Filed previously with initial registration
                             (File No. 333-12369) and is hereby
                             incorporated by reference.
                        (7)  Not Applicable
                        (8)  Not Applicable
                        (9)  Opinion of Counsel - Attached hereto.
                       (10)  Not Applicable
                       (11)  Not Applicable
                       (12)  Not Applicable
                       (13)  Not Applicable


                                   67 of 88

Item 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR

                          Lewis J. Alphin                                        Director
                          519 Bethel Church Road
                          Mount Olive, NC  28365

                          Keith W. Eckel
                          1647 Falls Road
                          Clarks Summit, PA 18411                                Director

                          Willard J. Engel                                       Director
                          1100 East Main Street
                          Marshall, MN 56258

                          Fred C. Finney                                         Director
                          1558 West Moreland Road
                          Wooster, OH 44691

                          Charles L. Fuellgraf, Jr.                              Director
                          600 South Washington Street
                          Butler, PA  16001

                          Joseph J. Gasper                         President and Chief Operating Officer
                          One Nationwide Plaza                                 and Director
                          Columbus, OH  43215

                          Henry S. Holloway                                Chairman of the Board
                          1247 Stafford Road                                   and Director
                          Darlington, MD  21034

                          Dimon Richard McFerson                   Chairman and Chief Executive Officer-
                          One Nationwide Plaza                        Nationwide Insurance Enterprise
                          Columbus, OH  43215                                  and Director

                          David O. Miller                                        Director
                          115 Sprague Drive
                          Hebron, OH  43025

                          C. Ray Noecker                                         Director
                          2770 Winchester Southern S.
                          Ashville, OH 43103

                          James F. Patterson                                     Director
                          8765 Mulberry Road
                          Chesterland, OH  44026



                                   68 of 88

                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR

                          Arden L. Shisler                                       Director
                          1356 North Wenger Road
                          Dalton, OH  44618

                          Robert L. Stewart                                      Director
                          88740 Fairview Road
                          Jewett, OH  43986

                          Nancy C. Thomas                                        Director
                          10835 Georgetown Street NE
                          Louisville, OH  44641

                          Harold W. Weihl                                        Director
                          14282 King Road
                          Bowling Green, OH  43402

                          Gordon E. McCutchan                            Executive Vice President,
                          One Nationwide Plaza                          Law and Corporate Services
                          Columbus, OH  43215                                  and Secretary

                          Robert A. Oakley                               Executive Vice President-
                          One Nationwide Plaza                            Chief Financial Officer
                          Columbus, OH  43215

                          Robert J. Woodward, Jr.                       Executive Vice President -
                          One Nationwide Plaza                           Chief Investment Officer
                          Columbus, OH  43215

                          James E. Brock                                  Senior Vice President -
                          One Nationwide Plaza                            Life Company Operations
                          Columbus, OH  43215

                          W. Sidney Druen                            Senior Vice President and General
                          One Nationwide Plaza                        Counsel and Assistant Secretary
                          Columbus, OH  43215

                          Harvey S. Galloway, Jr.                  Senior Vice President-Chief Actuary-
                          One Nationwide Plaza                          Life, Health and Annuities
                          Columbus, OH  43215

                          Richard A. Karas                            Senior Vice President - Sales -
                          One Nationwide Plaza                              Financial Services
                          Columbus, OH  43215

                          Michael D. Bleiweiss                                Vice President-
                          One Nationwide Plaza                         Individual Annuity Operations
                          Columbus, OH  43215


                                   69 of 88

                           NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR

                          Matthew S. Easley                                  Vice President -
                          One Nationwide Plaza                   Life Marketing and Administrative Service
                          Columbus, OH  43215

                          Ronald L. Eppley                                    Vice President-
                          One Nationwide Plaza                             Applications Services
                          Columbus, OH  43215

                          Timothy E. Murphy                                   Vice President-
                          One Nationwide Plaza                              Strategic Marketing
                          Columbus, Ohio  43215

                          R. Dennis Noice                                     Vice President-
                          One Nationwide Plaza                               Retail Operations
                          Columbus, OH  43215

                          Joseph P. Rath                                      Vice President
                          One Nationwide Plaza
                          Columbus, OH  43215



Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.
                * Subsidiaries for which separate financial statements are filed
                ** Subsidiaries included in the respective consolidated financial statements
                *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
                ****  other subsidiaries

                                   70 of 88

                                                                        NO. VOTING
                                                                        SECURITIES
                                                       STATE           (SEE ATTACHED
                                                  OF ORGANIZATION      CHART) UNLESS
                        COMPANY                                          OTHERWISE                   PRINCIPAL BUSINESS
                                                                         INDICATED

         Affiliate Agency of Ohio, Inc.                 Ohio                           Life Insurance Agency
         Affiliate Agency, Inc.                       Delaware                         Life Insurance Agency
         Allnations, Inc.                               Ohio                           Promotes cooperative insurance corporations
                                                                                       worldwide
         American Marine Underwriters, Inc.           Florida                          Underwriting Manager
         Auto Direkt Insurance Company                Germany                          Insurance Company
         California Cash Management Company          California                        Investment Securities Agent
         Colonial County Mutual insurance              Texas                           Insurance Company
         Company
         Colonial Insurance Company of               California                        Insurance Company
         California
         Columbus Insurance Brokerage and             Germany                          Insurance Broker
         Service GMBH
         Companies Agency Insurance Services         California                        Insurance  Broker
         of California
         Companies Agency of Alabama, Inc.            Alabama                          Insurance Broker
         Companies Agency of Idaho, Inc.               Idaho                           Insurance Broker
         Companies Agency of Illinois, Inc.           Illinois                         Acts as Collection Agent for Policies placed
                                                                                       through Brokers
         Companies Agency of Kentucky, Inc.           Kentucky                         Insurance Broker
         Companies Agency of Massachusetts,        Massachusetts                       Insurance Broker
         Inc.
         Companies Agency of New York, Inc.           New York                         Insurance Broker
         Companies Agency of Pennsylvania, Inc.     Pennsylvania                       Insurance Broker
         Companies Agency of Phoenix, Inc.            Arizona                          Insurance Broker
         Companies Agency of Texas, Inc.               Texas                           Insurance Broker
         Companies Agency, Inc.                      Wisconsin                         Insurance Broker
         Companies Annuity Agency of Texas,            Texas                           Insurance Broker
         Inc.
         Countrywide Services Corporation             Delaware                         Products Liability, Investigative and Claims
                                                                                       Management Services
         Employers Insurance of Wausau A             Wisconsin                         Insurance Company
         Mutual Company
     **  Employers Life Insurance Company of         Wisconsin                         Life Insurance Company
         Wausau
         F & B, Inc.                                    Iowa                           Insurance Agency

                                   71 of 88

                                                                        NO. VOTING
                                                                        SECURITIES
                                                       STATE           (SEE ATTACHED
                                                  OF ORGANIZATION      CHART) UNLESS
                        COMPANY                                          OTHERWISE                   PRINCIPAL BUSINESS
                                                                         INDICATED

         Farmland Mutual Insurance Company              Iowa                           Insurance Company
         Financial Horizons Distributors              Alabama                          Life Insurance Agency
         Agency of Alabama, Inc.
         Financial Horizons Distributors                Ohio                           Life Insurance Agency
         Agency of Ohio, Inc.
         Financial Horizons Distributors              Oklahoma                         Life Insurance Agency
         Agency of Oklahoma, Inc.
         Financial Horizons Distributors               Texas                           Life Insurance Agency
         Agency of Texas, Inc.
      *  Financial Horizons Investment Trust       Massachusetts                       Investment Company
         Financial Horizons Securities                Oklahoma                         Broker Dealer
         Corporation
         Gates, McDonald & Company                      Ohio                           Cost Control Business
         Gates, McDonald & Company of Nevada           Nevada                          Self-Insurance Administration Claims
                                                                                       Examinations and Data Processing Services
         Gates, McDonald & Company of New             New York                         Workers Compensation Claims Administration
         York, Inc.
         Gates, McDonald Health Plus, Inc.              Ohio                           Managed Care Organization
         Greater La Crosse Health Plans, Inc.        Wisconsin                         Writes Commercial Health and Medicare
                                                                                       Supplement Insurance
         Insurance Intermediaries, Inc.                 Ohio                           Insurance Broker and Insurance Agency
         Key Health Plan, Inc.                       California                        Pre-paid health plans
         Landmark Financial Services of New           New York                         Life Insurance Agency
         York, Inc.
         Leben Direkt Insurance Company               Germany                          Life Insurance Company
         Lone Star General Agency, Inc.                Texas                           Insurance Agency
     **  MRM Investments, Inc.                          Ohio                           Owns and operates a Recreational Ski Facility
     **  National Casualty Company                    Michigan                         Insurance Company
         National Casualty Company of America,     Great Britain                       Insurance Company
         Ltd.
     **  National Premium and Benefit                 Delaware                         Insurance Administrative Services
         Administration Company
     **  Nationwide Advisory Services, Inc.             Ohio                           Registered Broker-Dealer, Investment Manager
                                                                                       and Administrator
         Nationwide Agency, Inc.                        Ohio                           Insurance Agency
         Nationwide Agribusiness Insurance              Iowa                           Insurance Company
         Company
     **  Nationwide Asset Allocation Trust         Massachusetts                       Investment Company

         Nationwide Cash Management Company             Ohio                           Investment Securities Agent
         Nationwide Communications, Inc.                Ohio                           Radio Broadcasting Business
         Nationwide Community Urban                     Ohio                           Redevelopment of blighted areas within the
         Redevelopment Corporation                                                     City of Columbus, Ohio


                                   72 of 88

                                                                        NO. VOTING
                                                                        SECURITIES
                                                       STATE           (SEE ATTACHED
                                                  OF ORGANIZATION      CHART) UNLESS
                        COMPANY                                          OTHERWISE                   PRINCIPAL BUSINESS
                                                                         INDICATED


         Nationwide Corporation                         Ohio                           Organized for the purpose of acquiring,
                                                                                       holding, encumbering, transferring,
                                                                                       or otherwise disposing of shares,
                                                                                       bonds, and other evidences of
                                                                                       indebtedness, securities, and
                                                                                       contracts of other persons,
                                                                                       associations, corporations, domestic
                                                                                       or foreign and to form or acquire
                                                                                       the control of other corporations
      *  Nationwide Development Company                 Ohio                           Owns, leases and manages commercial
         Nationwide Financial Institution             Delaware                         real estate
                                                                                       Insurance Agency
         Distributors Agency, Inc.
         Nationwide Financial Services, Inc.          Delaware                         Holding Company
         Nationwide General Insurance Company           Ohio                           Insurance Company
         Nationwide HMO, Inc.                           Ohio                           Health Maintenance Organization
      *  Nationwide Indemnity Company                   Ohio                           Reinsurance Company
         Nationwide Insurance Enterprise                Ohio                           Membership Non-Profit Corporation
         Foundation
         Nationwide Insurance Golf Charities,           Ohio                           Membership Non-Profit Corporation
         Inc.
      *  Nationwide Investing                      Massachusetts                       Investment Company
         Foundation II
         Nationwide Investing Foundation              Michigan                         Investment Company
         Nationwide Investment Services               Oklahoma                         Registered Broker-Dealer in Deferred
         Corporation                                                                   Compensation Market
         Nationwide Investors Services, Inc.            Ohio                           Stock Transfer Agent
     **  Nationwide Life and Annuity Insurance          Ohio                           Life Insurance Company
         Company
     **  Nationwide Life Insurance Company              Ohio                           Life Insurance Company
         Nationwide Lloyds                             Texas                           Texas Lloyds Company
         Nationwide Management Systems, Inc.            Ohio                           Develops and operates Managed Care Delivery
                                                                                       System
         Nationwide Mutual Fire Insurance               Ohio                           Insurance Company
         Company
         Nationwide Mutual Insurance Company            Ohio                           Insurance Company
         Nationwide Properties, Ltd.                    Ohio                           Develops, owns and operates real estate and
                                                                                       real estate investments.
         Nationwide Property and Casualty               Ohio                           Insurance Company
         Insurance Company
         Nationwide Realty Investors, Ltd.              Ohio                           Develops, owns and operates real estate and
                                                                                       real estate investments.
      *  Nationwide Separate Account Trust         Massachusetts                       Investment Company
         NEA Valuebuilder Investor Services of        Alabama                          Life Insurance Agency
         Alabama, Inc.
         NEA Valuebuilder Investor Services of        Arizona                          Life Insurance Agency
         Arizona, Inc.



                                   73 of 88

                                                                        NO. VOTING
                                                                        SECURITIES
                                                       STATE           (SEE ATTACHED
                                                  OF ORGANIZATION      CHART) UNLESS
                        COMPANY                                          OTHERWISE                   PRINCIPAL BUSINESS
                                                                         INDICATED

         NEA Valuebuilder Investor Services of        Montana                          Life Insurance Agency
         Montana, Inc.
         NEA Valuebuilder Investor Services of         Nevada                          Life Insurance Agency
         Nevada, Inc.
         NEA Valuebuilder Investor Services of          Ohio                           Life Insurance Agency
         Ohio, Inc.
         NEA Valuebuilder Investor Services of        Oklahoma                         Life Insurance Agency
         Oklahoma, Inc.
         NEA Valuebuilder Investor Services of         Texas                           Life Insurance Agency
         Texas, Inc.
         NEA Valuebuilder Investor Services of        Wyoming                          Life Insurance Agency
         Wyoming, Inc.
         NEA Valuebuilder Investor Services,          Delaware                         Life Insurance Agency
         Inc.
         NEA Valuebuilder Services Insurance       Massachusetts                       Life Insurance Agency
         Agency, Inc.
         Neckura General Insurance Company            Germany                          Insurance Company
         Neckura Holding Company                      Germany                          Administrative Service for Neckura Insurance
                                                                                       Group
         Neckura Insurance Company                    Germany                          Insurance Company
         Neckura Life Insurance Company               Germany                          Life Insurance Company
         NWE, Inc.                                      Ohio                           Special Investments
         PEBSCO of Massachusetts Insurance         Massachusetts                       Markets and Administers Deferred Compensation
         Agency, Inc.                                                                  Plans for Public Employees
         PEBSCO of Texas, Inc.                         Texas                           Markets and Administers Deferred Compensation
                                                                                       Plans for Public Employees
         Pension Associates of Wausau, Inc.          Wisconsin                         Pension plan administration, record keeping
                                                                                       and consulting and compensation consulting
         Physicians Plus Insurance Corporation       Wisconsin                         Health Maintenance organization
         Prevea Health Insurance Plan, Inc.          Wisconsin                         Health Maintenance organization
         Public Employees Benefit Services            Delaware                         Markets and Administraters Deferred
         Corporation                                                                   Compensation Plans for Public Employees
         Public Employees Benefit Services            Alabama                          Markets and Administers Deferred Compensation
         Corporation of Alabama                                                        Plans for Public Employees
         Public Employees Benefit Services            Arkansas                         Markets and Administers Deferred Compensation
         Corporation of Arkansas                                                       Plans for Public Employees
         Public Employees Benefit Services            Montana                          Markets and Administers Deferred Compensation
         Corporation of Montana                                                        Plans for Public Employees
         Public Employees Benefit Services           New Mexico                        Markets and Administers Deferred Compensation
         Corporation of New Mexico                                                     Plans for Public Employees
         Scottsdale Indemnity Company                   Ohio                           Insurance Company
         Scottsdale Insurance Company                   Ohio                           Excess and surplus lines insurance company
         Scottsdale Surplus Lines Insurance           Arizona                          Excess and surplus lines insurance company
         Company
         SVM Sales GmbH, Neckura Insurance            Germany                          Sales support for Neckura Insurance Group
         Group



                                   74 of 88

                                                                        NO. VOTING
                                                                        SECURITIES
                                                       STATE           (SEE ATTACHED
                                                  OF ORGANIZATION      CHART) UNLESS
                        COMPANY                                          OTHERWISE                   PRINCIPAL BUSINESS
                                                                         INDICATED
         The Beak and Wire Corporation                  Ohio                           Radio Tower Joint Venture
         Wausau Business Insurance Company           Wisconsin                         Insurance Company
         Wausau General Insurance Company             Illinois                         Insurance Company
         Wausau Insurance Company (U.K.)           United Kingdom                      Insurance and Reinsurance Company
         Limited
         Wausau International Underwriters           California                        Special Risks, Excess and Surplus Lines
                                                                                       Insurance Underwriting Manager
     **  Wausau Preferred Health Insurance           Wisconsin                         Insurance and Reinsurance Company
         Company
         Wausau Service Corporation                  Wisconsin                         Holding Company
         Wausau Underwriters Insurance Company       Wisconsin                         Insurance Company
     **  West Coast Life Insurance Company           California                        Life Insurance Company



                                   75 of 88

                                                                       NO. VOTING SECURITIES
                                                                    (SEE ATTACHED CHART) UNLESS
                                                    STATE               OTHERWISE INDICATED
                                               OF ORGANIZATION
                        COMPANY                                                                          PRINCIPAL BUSINESS

      *  MFS Variable Account                        Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  NACo Variable Account                       Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide DC Variable Account              Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide DCVA-II                          Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Life Separate Account No. 1      Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Multi-Flex Variable Account      Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide VA Separate Account-A            Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                                  Separate Account
      *  Nationwide VA Separate Account-B            Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                                  Separate Account
         Nationwide VA Separate Account-C            Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                                  Separate Account
      *  Nationwide VA Separate Account-Q            Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                                  Separate Account
      *  Nationwide Variable Account                 Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Variable Account-II              Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Variable Account-3               Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Variable Account-4               Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Variable Account-5               Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Fidelity Advisor Variable        Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
         Account                                                  Account
      *  Nationwide Variable Account-6               Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide Variable Account-8               Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                                  Account
      *  Nationwide VL Separate                      Ohio         Nationwide Life and Annuity     Issuer of Life Insurance Policies
         Account-A                                                Separate Account
         Nationwide VL Separate                      Ohio         Nationwide Life and Annunity    Issuer of Life Insurance Policies
         Account-B                                                Separate Account
      *  Nationwide VLI Separate Account             Ohio         Nationwide Life Separate        Issuer of Life Insurance Policies
                                                                  Account
      *  Nationwide VLI Separate Account-2           Ohio         Nationwide Life Separate        Issuer of Life Insurance Policies
                                                                  Account
      *  Nationwide VLI Separate Account-3           Ohio         Nationwide Life Separate        Issuer of Life Insurance Policies
                                                                  Account




                                   76 of 88

                                        NATIONWIDE INSURANCE ENTERPRISE(R)                                               (left side)
------------------------
| NATIONWIDE INSURANCE |
| GOLF CHARITIES, INC. |
|                      |
|      MEMBERSHIP      |
|      NONPROFIT       |
|     CORPORATION      |
------------------------
                                                  ------------------------------------------
                                                  |      EMPLOYERS INSURANCE OF WAUSAU     |
                                                  |           A MUTUAL COMPANY             |
                                                  |             (EMPLOYERS)                |
                                                  |                                        |========================================
                                                  | Contribution Note         Cost         |
                                                  | -----------------         ----         |
                                                  | Casualty                  $400,000,000 |
                                                  ------------------------------------------
                                                                |
           -----------------------------------------------------------------------
           |                                  |                                  |
---------------------------       ---------------------------       ----------------------------         ---------------------------
|    SAN DIEGO LOTUS      |       |   WAUSAU INSURANCE CO.  |       |      WAUSAU SERVICE      |         |                         |
|     CORPORATION         |       |      (U.K.) LIMITED     |       |     CORPORATION (WSC)    |         |    NATIONWIDE LLOYDS    |
|Common Stock: 748,212    |       |Common Stock: 8,506,800  |       |Common Stock: 1,000 Shares|         |                         |
|------------  Shares     |       |------------  Shares     |       |------------              |         |                         |
|                         |       |                         |       |                          |=========|                         |
|              Cost       |       |              Cost       |       |              Cost        |     ||  |      A TEXAS LLOYDS     |
|              ----       |       |              ----       |       |              ----        |     ||  |                         |
|Employers-               |       |Employers-               |       |Employers-                |     ||  |                         |
|100%          $29,000,000|       |100%          $18,683,300|       |100%          $176,763,000|     ||  |                         |
---------------------------       ---------------------------       ----------------------------     ||  ---------------------------
                                                                                 |                   ||
                              ---------------------------------------------------------------------  ||
                              |                                 |                                 |  ||
---------------------------   |   ---------------------------   |   ----------------------------  |  ||  ---------------------------
|     WAUSAU BUSINESS     |   |   |    COMPANIES AGENCY     |   |   |   COUNTRYWIDE SERVICES   |  |  ||  |                         |
|    INSURANCE COMPANY    |   |   |    OF KENTUCKY, INC.    |   |   |        CORPORATION       |  |  ||  |                         |
|Common Stock: 10,900,000 |   |   |Common Stock: 1,000      |   |   |Common Stock: 100 Shares  |  |  ||  |        COMPANIES        |
|------------  Shares     |   |   |------------  Shares     |   |   |------------              |  |  ||  |        AGENCY OF        |
|                         |---|---|                         |   |---|                          |  |  ||==|        TEXAS, INC.      |
|              Cost       |   |   |              Cost       |   |   |              Cost        |  |  ||  |                         |
|              ----       |   |   |              ----       |   |   |              ----        |  |  ||  |                         |
|WSC-100%      $33,800,000|   |   |WSC-100%      $1,000     |   |   |WSC-100%      $145,852    |  |  ||  |                         |
---------------------------   |   ---------------------------   |   ----------------------------  |  ||  ---------------------------
                              |                                 |                                 |  ||
---------------------------   |   ---------------------------   |   ----------------------------  |  ||  ---------------------------
|   WAUSAU UNDERWRITERS   |   |   |    COMPANIES AGENCY     |   |   |      WAUSAU GENERAL      |  |  ||  |                         |
|    INSURANCE COMPANY    |   |   | OF MASSACHUSETTS, INC.  |   |   |     INSURANCE COMPANY    |  |  ||  |                         |
|Common Stock: 8,750      |   |   |Common Stock: 1,000      |   |   |Common Stock: 200,000     |  |  ||  |     COMPANIES ANNUITY   |
|------------  Shares     |   |   |------------  Shares     |   |   |------------  Shares      |  |  ||  |         AGENCY OF       |
|                         |---|---|                         |   |---|                          |  |  ====|         TEXAS, INC.     |
|              Cost       |   |   |              Cost       |   |   |              Cost        |  |      |                         |
|              ----       |   |   |              ----       |   |   |              ----        |  |      |                         |
|WSC-100%      $69,560,006|   |   |WSC-100%      $1,000     |   |   |WSC-100%      $39,000,000 |  |      |                         |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
                              |                                 |                                 |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
|   GREATER LA CROSSE     |   |   |    COMPANIES AGENCY     |   |   |   WAUSAU INTERNATIONAL   |  |      |     AMERICAN MARINE     |
|   HEALTH PLANS, INC.    |   |   |    OF NEW YORK, INC.    |   |   |       UNDERWRITERS       |  |      |    UNDERWRITERS, INC.   |
|Common Stock: 3,000      |   |   |Common Stock: 1,000      |   |   |Common Stock: 1,000       |  |      |Common Stock: 20         |
|------------  Shares     |   |   |------------  Shares     |   |   |------------  Shares      |  |      |------------  Shares     |
|                         |---|---|                         |   |---|                          |  |------|                         |
|              Cost       |   |   |              Cost       |   |   |              Cost        |  |      |              Cost       |
|              ----       |   |   |              ----       |   |   |              ----        |  |      |              ----       |
|WSC-33.3%     $861,761   |   |   |WSC-100%      $1,000     |   |   |WSC-100%      $10,000     |  |      |WSC-100%      $248,222   |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
                              |                                 |                                 |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
|    COMPANIES AGENCY     |   |   |    COMPANIES AGENCY     |   |   |     COMPANIES AGENCY     |  |      |     COMPANIES AGENCY    |
|    OF ALABAMA, INC.     |   |   |  OF PENNSYLVANIA, INC.  |   |   |    INSURANCE SERVICES    |  |      |     OF ILLINOIS, INC.   |
|                         |   |   |                         |   |   |       OF CALIFORNIA      |  |      |                         |
|Common Stock: 1,000      |   |   |Common Stock: 1,000      |   |   |Common Stock: 1,000       |  |      |Common Stock: 250        |
|------------  Shares     |   |   |------------  Shares     |   |---|------------  Shares      |  |------|------------  Shares     |
|                         |---|---|                         |   |   |                          |  |      |                         |
|              Cost       |   |   |              Cost       |   |   |              Cost        |  |      |              Cost       |
|              ----       |   |   |              ----       |   |   |              ----        |  |      |              ----       |
|WSC-100%      $100       |   |   |WSC-100%      $100       |   |   |WSC-100%      $1,000      |  |      |WSC-100%      $2,500     |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
                              |                                 |                                 |
---------------------------   |   ---------------------------   |   ----------------------------  |      ---------------------------
|    COMPANIES AGENCY     |   |   |   COMPANIES AGENCY      |   |   |      PHYSICIANS PLUS     |  |      |         COMPANIES       |
|     OF IDAHO, INC.      |   |   |     OF PHOENIX, INC.    |   |   |         INSURANCE        |  |      |        AGENCY, INC.     |
|                         |   |   |                         |   |   |        CORPORATION       |  |      |                         |
|Common Stock: 1,000      |   |   |Common Stock: 1,000      |   |   |Common Stock:    7,150    |  |      |Common Stock: 100        |
|------------  Shares     |   |   |------------  Shares     |   |   |------------     Shares   |  |      |------------  Shares     |
|                         |-------|                         |   |---|Preferred Stock: 11,540   |  |------|                         |
|                         |       |                         |   |   |---------------  Shares   |  |      |                         |
|                         |       |                         |   |   |                          |  |      |                         |
|              Cost       |       |              Cost       |   |   |                Cost      |  |      |              Cost       |
|              ----       |       |              ----       |   |   |                ----      |  |      |              ----       |
|WSC-100%      $1,000     |       |WSC-100%      $1,000     |   |   |WSC-33 1/3%     $6,215,459|  |      |WSC-100%      $10,000    |
---------------------------       ---------------------------   |   ----------------------------  |      ---------------------------
                                                                |                                 |
                                                                |   ----------------------------  |      ---------------------------
                                                                |   |      PREVEA HEALTH       |  |      |    PENSION ASSOCIATES   |
                                                                |   |  INSURANCE PLAN, INC.    |  |      |      OF WAUSAU, INC.    |
                                                                |   |Common Stock: 3,000 Shares|  |      |Common Stock: 1,000      |
                                                                |   |------------              |  |      |------------  Shares     |
                                                                ----|                          |  -------|                         |
                                                                    |                          |         |                         |
                                                                    |              Cost        |         |Companies        Cost    |
                                                                    |              ----        |         |Agency, Inc.     ----    |
                                                                    |WSC-33 1/3%   $500,000    |         |(Wisconsin)-100% $10,000 |
                                                                    ----------------------------         ---------------------------

                                        NATIONWIDE INSURANCE ENTERPRISE(R)                                                  (middle)
       -----------------------------------------------------------------------------
       |                                                                           |
       |                                                                           |
       |                           NATIONWIDE MUTUAL                               |
=======|                           INSURANCE COMPANY                               |================================================
       |                              (CASUALTY)                                   |
       |                                                                           |
       |                                                                           |
       -----------------------------------------------------------------------------
              |                        ||                              |
              |                        ||                              -------------------------------------------------------------
              |                        ||    ---------------------------------------------------------------------------------------
              |                        ||    |                                                                      |
--------------------------------       ||    |    --------------------------------                  --------------------------------
|      ALLNATIONS, INC.        |       ||    |    |      NATIONWIDE GENERAL      |                  |        NECKURA HOLDING       |
|Common Stock:    3,136 Shares |       ||    |    |      INSURANCE COMPANY       |                  |       COMPANY (NECKURA)      |
|------------                  |       ||    |    |                              |                  |                              |
|                 Cost         |       ||    |    |Common Stock:    20,000       |                  |Common Stock:    10,000       |
|                 ----         |       ||    |    |------------     Shares       |                  |------------     Shares       |
|Casualty-24.5%   $88,320      |       ||    |    |                 Cost         |                  |                 Cost         |
|Fire-24.5%       $88,463      |       ||    |    |                 ----         |                  |                 ----         |
|Preferred Stock: 1,466 Shares |       ||    |----|Casualty-100%    $5,944,422   |         ---------|Casualty-100%    $87,943,140  |
|---------------               |       ||    |    |                              |         |        |                              |
|                 Cost         |       ||    |    |                              |         |        |                              |
|                 ----         |       ||    |    |                              |         |        |                              |
|Casualty-7.7%    $100,000     |       ||    |    |                              |         |        |                              |
|Fire-7.7%        $100,000     |       ||    |    |                              |         |        |                              |
--------------------------------       ||    |    --------------------------------         |        --------------------------------
                                       ||    |                                             |
--------------------------------       ||    |    --------------------------------         |        --------------------------------
|       FARMLAND MUTUAL        |       ||    |    |      NATIONWIDE PROPERTY     |         |        |           NECKURA            |
|      INSURANCE COMPANY       |       ||    |    |         AND CASUALTY         |         |        |       INSURANCE COMPANY      |
|Guaranty Fund                 |       ||    |    |       INSURANCE COMPANY      |         |        |                              |
|------------                  |=========    |----|Common Stock:    60,000       |         |--------|Common Stock:    6,000        |
|Certificate                   |             |    |------------     Shares       |         |        |------------     Shares       |
|-----------      Cost         |             |    |                 Cost         |         |        |                 Cost         |
|                 ----         |             |    |                 ----         |         |        |Neckura-         ----         |
|Casualty         $500,000     |             |    |Casualty-100%    $6,000,000   |         |        |100%             DM 6,000,000 |
--------------------------------             |    --------------------------------         |        --------------------------------
              |                              |                                             |
--------------------------------             |    --------------------------------         |        --------------------------------
|        F & B, INC.           |             |    |      COLONIAL INSURANCE      |         |        |         NECKURA LIFE         |
|                              |             |    |     COMPANY OF CALIFORNIA    |         |        |       INSURANCE COMPANY      |
|Common Stock:    1 Share      |             |    |          (COLONIAL)          |         |        |                              |
|------------                  |             |----|Common Stock:    1,750        |         |--------|Common Stock:   4,000         |
|                 Cost         |             |    |------------     Shares       |         |        |------------    Shares        |
|                 ----         |             |    |                 Cost         |         |        |                Cost          |
|Farmland                      |             |    |                 ----         |         |        |                ----          |
|Mutual-100%      $10          |             |    |Casualty-100%    $11,750,000  |         |        |Neckura-100%    DM 15,825,681 |
--------------------------------             |    --------------------------------         |        --------------------------------
                                             |                                             |
--------------------------------             |    --------------------------------         |        --------------------------------
|  NATIONWIDE AGRIBUSINESS     |             |    |         SCOTTSDALE           |         |        |        NECKURA GENERAL       |
|     INSURANCE COMPANY        |             |    |      INSURANCE COMPANY       |         |        |       INSURANCE COMPANY      |
|Common Stock:    1,000,000    |             |    |                              |         |        |                              |
|------------     Shares       |             |    |Common Stock:    30,136       |         |        |Common Stock:    1,500        |
|                 Cost         |------------------|------------     Shares       |         |--------|------------     Shares       |
|                 ----         |                  |                 Cost         |         |        |                 Cost         |
|Casualty-99.9%   $26,714,335  |                  |                 ----         |         |        |                 ----         |
|Other Capital:                |                  |Casualty-100%    $150,000,000 |         |        |Neckura-100%     DM 1,656,925 |
|-------------                 |                  |                              |         |        |                              |
|Casualty-Ptd.    $   713,567  |                  |                              |         |        |                              |
--------------------------------                  --------------------------------         |        --------------------------------
                                                                 |                         |
                                                  --------------------------------         |        --------------------------------
                                                  |          SCOTTSDALE          |         |        |       COLUMBUS INSURANCE     |
                                                  |        SURPLUS LINES         |         |        |      BROKERAGE AND SERVICE   |
                                                  |       INSURANCE COMPANY      |         |        |              GmbH            |
                                                  |                              |         |        |Common Stock:    1 Share      |
                                                  |                              |         |--------|------------                  |
                                                  |        "NEWLY FORMED"        |         |        |                 Cost         |
                                                  |                              |         |        |                 ----         |
                                                  |                              |         |        |Neckura-100%     DM 51,639    |
                                                  |                              |         |        |                              |
                                                  |                              |         |        |                              |
                                                  --------------------------------         |        --------------------------------
                                                                 |                         |
                                                  --------------------------------         |        --------------------------------
                                                  |      NATIONAL PREMIUM &      |         |        |          LEBEN DIREKT        |
                                                  |    BENEFIT ADMINISTRATION    |         |        |        INSURANCE COMPANY     |
                                                  |           COMPANY            |         |        |                              |
                                                  |Common Stock:    10,000       |         |        |Common Stock:    4,000 Shares |
                                                  |------------     Shares       |------------------|------------                  |
                                                  |                 Cost         |                  |                 Cost         |
                                                  |                 ----         |                  |                 ----         |
                                                  |Scottsdale-100%  $10,000      |                  |Neckura-100%     DM 4,000,000 |
                                                  |                              |                  |                              |
                                                  |                              |                  |                              |
                                                  --------------------------------                  --------------------------------

                                                  --------------------------------                  --------------------------------
                                                  |         SVM SALES            |                  |          AUTO DIREKT         |
                                                  |            GmbH              |                  |       INSURANCE COMPANY      |
                                                  |                              |                  |                              |
                                                  |Common Stock:    50 Shares    |                  |Common Stock:    1,500 Shares |
                                                  |------------                  |                  |------------                  |
                                                  |                 Cost         |                  |                 Cost         |
                                                  |                 ----         |                  |                 ----         |
                                                  |Neckura-100%     DM 50,000    |                  |Neckura-100%     DM 1,643,149 |
                                                  |                              |                  |                              |
                                                  |                              |                  |                              |
                                                  --------------------------------                  --------------------------------


                                        NATIONWIDE INSURANCE ENTERPRISE(R)                                              (right side)
                                                                                                            ------------------------
                                                                                                            | NATIONWIDE INSURANCE |
                                                                                                            | ENTERPRISE FOUNDATION|
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------
       -----------------------------------------------------------------------------
       |                                                                           |
       |                                                                           |
       |                           NATIONWIDE MUTUAL                               |
=======|                         FIRE INSURANCE COMPANY                            |
       |                                (FIRE)                                     |
       |                                                                           |
       |                                                                           |
       -----------------------------------------------------------------------------
                                                                       |
---------------                                                        --------------------------------------------------
              |                                                                                                         |
-----------------------------------------------------------------------------------------------------------------       |
  |                                          |                                                                  |       |
  |     --------------------------------     |    --------------------------------                ----------------------------------
  |     |         SCOTTSDALE           |     |    |         NATIONWIDE           |                |          NATIONWIDE            |
  |     |      INDEMNITY COMPANY       |     |    |      COMMUNITY URBAN         |                |          CORPORATION           |
  |     |                              |     |    |       REDEVELOPMENT          |                |                                |
  |     |                              |     |    |        CORPORATION           |                |Common Stock:    Control:       |
  |     |Common Stock:    50,000       |     |    |Common Stock:    10 Shares    |                |------------     -------        |
  |-----|------------     Shares       |     |----|------------                  |                |$13,642,432      100%           |
  |     |                 Cost         |     |    |                 Cost         |                |         Shares     Cost        |
  |     |                 ----         |     |    |                 ----         |                |         ------     ----        |
  |     |Casualty-100%    $8,800,000   |     |    |Casualty-100%    $1,000       |                |Casualty 12,992,922 $751,352,485|
  |     |                              |     |    |                              |                |Fire        649,510   24,007,936|
  |     |                              |     |    |                              |                |          (See Page 2)          |
  |     --------------------------------     |    --------------------------------                ----------------------------------
  |                                          |
  |     --------------------------------     |    --------------------------------
  |     |         NATIONWIDE           |     |    |          INSURANCE           |
  |     |      INDEMNITY COMPANY       |     |    |     INTERMEDIARIES, INC.     |
  |     |                              |     |    |                              |
  |-----|Common Stock:    28,000       |     |----|Common Stock:    1,615        |
  |     |------------     Shares       |     |    |------------     Shares       |
  |     |                 Cost         |     |    |                 Cost         |
  |     |                 ----         |     |    |                 ----         |
  |     |Casualty-100%    $294,529,000 |     |    |Casualty-100%    $1,615,000   |
  |     --------------------------------     |    --------------------------------
  |                                          |
  |     --------------------------------     |    --------------------------------
  |     |          LONE STAR           |     |    |       NATIONWIDE CASH        |
  |     |     GENERAL AGENCY, INC.     |     |    |      MANAGEMENT COMPANY      |
  |     |                              |     |    |Common Stock:    100 Shares   |
  ------|Common Stock:    1,000        |     |----|------------                  |
        |------------     Shares       |     |    |                 Cost         |
        |                 Cost         |     |    |                 ----         |
        |                 ----         |     |    |Casualty-90%     $9,000       |
        |Casualty-100%    $5,000,000   |     |    |NW Adv. Serv.     1,000       |
        --------------------------------     |    --------------------------------
                      ||                     |
        --------------------------------     |    --------------------------------
        |   COLONIAL COUNTY MUTUAL     |     |    |       CALIFORNIA CASH        |
        |      INSURANCE COMPANY       |     |    |          MANAGEMENT          |
        |                              |     |    |                              |
        |Surplus Debentures            |     |    |Common Stock:    90 Shares    |
        |------------------            |     |----|------------                  |
        |                 Cost         |     |    |                 Cost         |
        |                 ----         |     |    |                 ----         |
        |Colonial         $500,000     |     |    |Casualty-100%    $9,000       |
        |Lone Star         150,000     |     |    |                              |
        --------------------------------     |    --------------------------------
                                             |
                                             |    --------------------------------                  --------------------------------
                                             |    |         NATIONWIDE           |                  |           THE BEAK AND       |
                                             |    |     COMMUNICATIONS, INC.     |                  |         WIRE CORPORATION     |
                                             |    |Common Stock:    14,750       |                  |                              |
                                             |    |------------     Shares       |                  |Common Stock:    750 Shares   |
                                             -----|                 Cost         |------------------|------------                  |
                                                  |                 ----         |                  |                 Cost         |
                                                  |Casualty-100%    $11,510,000  |                  |                 ----         |
                                                  |Other Capital:                |                  |NW Comm-100%     $531,000     |
                                                  |-------------                 |                  |                              |
                                                  |Casualty-Ptd.      1,000,000  |                  |                              |
                                                  --------------------------------                  --------------------------------



Subsidiary Companies -- Solid Line
Contractual Association -- Double Lines

March 6, 1997

                                                                                                                        (Left Side)
                                                NATIONWIDE INSURANCE ENTERPRISE(R)

                                         ------------------------------------------------
                                        |              EMPLOYERS INSURANCE               |
                                        |                  OF WAUSAU                     |==========================================
                                        |               A MUTUAL COMPANY                 |
                                         ------------------------------------------------



























                              ------------------------------------------------------------------------------------------------------
                             |                                  |                                   |
                ---------------------------        ---------------------------        ---------------------------
               | NATIONWIDE LIFE INSURANCE |      |        NATIONWIDE         |      |   NATIONWIDE FINANCIAL    |
               |     COMPANY (NW LIFE)     |      |    FINANCIAL SERVICES     |      | INSTITUTION DISTRIBUTORS  |
               |                           |      |      CAPITAL TRUST        |      |   AGENCY, INC. (NFIDAI)   |
               | Common Stock: 3,814,779   |      | Preferred Stock:          |      | Common Stock:     1,000   |
               | ------------  Shares      |      | ---------------           |      | ------------      Shares  |
               |                           |      |                           |      |                           |
               | NFS--100%                 |      | NFS--100%                 |      | NFS--100%                 |
                ---------------------------        ---------------------------        ---------------------------
                               |                                                                    ||
 ---------------------------   |   ---------------------------        ---------------------------   ||   --------------------------
|    NATIONWIDE LIFE AND    |  |  |         NATIONWIDE        |      |     FINANCIAL HORIZONS    |  ||  |                          |
| ANNUITY INSURANCE COMPANY |  |  |     ADVISORY SERVICES     |      |    DISTRIBUTORS AGENCY    |  ||  |                          |
|        (NW LIFE)          |  |  |      (NW ADV. SERV.)      |      |      OF ALABAMA, INC.     |  ||  |                          |
| Common Stock: 68,000      |  |  | Common Stock: 7,676       |      | Common Stock: 10,000      |  ||  |    FINANCIAL HORIZONS    |
| ------------  Shares      |--|--| ------------  Shares      |==||  | ------------  Shares      |--||==|    DISTRIBUTORS AGENCY   |
|                           |  |  |                           |  ||  |                           |  ||  |       OF OHIO, INC.      |
|               Cost        |  |  |               Cost        |  ||  |               Cost        |  ||  |                          |
|               ----        |  |  |               ----        |  ||  |               ----        |  ||  |                          |
| NW Life--100% $58,070,003 |  |  | NW Life--100% $5,996,261  |  ||  | NFIDIA--100% $100         |  ||  |                          |
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
                               |                                 ||                                 ||
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
|         NWE, INC.         |  |  |        NATIONWIDE         |  ||  |    LANDMARK FINANCIAL     |  ||  |                          |
|                           |  |  |   INVESTOR SERVICES, INC. |  ||  |        SERVICES OF        |  ||  |                          |
|                           |  |  |                           |  ||  |       NEW YORK, INC.      |  ||  |                          |
| Common Stock: 100         |  |  | Common Stock: 5           |  ||  | Common Stock: 10,000      |  ||  |    FINANCIAL HORIZONS    |
| ------------  Shares      |--|  | ------------  Shares      |==||  | ------------  Shares      |  ||==|    DISTRIBUTORS AGENCY   |
|                           |  |  |                           |  ||  |                           |  ||  |     OF OKLAHOMA, INC.    |
|               Cost        |  |  |                     Cost  |  ||  |               Cost        |  ||  |                          |
|               ----        |  |  |                     ----  |  ||  |               ----        |  ||  |                          |
| NW Life--100% $35,971,375 |  |  | NW Adv. Serv.--100% $5,000|  ||  | NFIDIA--100% $10,100      |  ||  |                          |
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
                               |                                 ||                                 ||
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
|   NATIONWIDE INVESTMENT   |  |  |    FINANCIAL HORIZONS     |  ||  |     FINANCIAL HORIZONS    |  ||  |                          |
|   SERVICES CORPORATION    |  |  |     INVESTMENT TRUST      |  ||  |      SECURITIES CORP.     |  ||  |                          |
|                           |  |  |                           |  ||  |                           |  ||  |                          |
| Common Stock: 5,000       |  |  |                           |  ||  | Common Stock: 10,000      |  ||  |    FINANCIAL HORIZONS    |
| ------------  Shares      |--|  |                           |==||  | ------------  Shares      |  ||==|    DISTRIBUTORS AGENCY   |
|                           |  |  |                           |  ||  |                           |  ||  |       OF TEXAS, INC.     |
|               Cost        |  |  |                           |  ||  |               Cost        |  ||  |                          |
|               ----        |  |  |                           |  ||  |               ----        |  ||  |                          |
| NW Life--100% $529,728    |  |  |      COMMON LAW TRUST     |  ||  | NFIDIA--100% $153,000     |  ||  |                          |
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
                               |                                 ||                                 ||
 ---------------------------   |   ---------------------------   ||   ---------------------------   ||   --------------------------
| NATIONWIDE LIFE INSURANCE |  |  |         NATIONWIDE        |  ||  |   AFFILIATE AGENCY, INC.  |  ||  |                          |
|    COMPANY OF NEW YORK    |  |  |         INVESTING         |  ||  |                           |  ||  |                          |
|                           |  |  |         FOUNDATION        |  ||  |                           |  ||  |                          |
| Common Stock:             |  |  |                           |  ||  | Common Stock: 100         |  ||  |          AFFILIATE       |
| ------------  Shares      |--|  |                           |==||  | ------------  Shares      |__||==|          AGENCY OF       |
|               Cost        |  |  |                           |  ||  |                           |      |          OHIO, INC.      |
|               ----        |  |  |                           |  ||  |               Cost        |      |                          |
| NW Life--100%             |  |  |                           |  ||  |               ----        |      |                          |
| (Proposed)                |  |  |      COMMON LAW TRUST     |  ||  | NFIDIA--100% $100         |      |                          |
 ---------------------------   |   ---------------------------   ||   ---------------------------        --------------------------
                               |                                 ||
 ---------------------------   |   ---------------------------   ||
|     NATIONWIDE REALTY     |  |  |         NATIONWIDE        |  ||
|      INVESTORS, LTD.      |  |  |          INVESTING        |  ||
|                           |  |  |        FOUNDATION II      |  ||
| Units:                    |  |  |                           |  ||
| ------                    |  |  |                           |==||
|                           |  |  |                           |  ||
|                           |  |  |                           |  ||
| NW Life--90%              |  |  |                           |  ||
| NW Mutual--10%            |  |  |      COMMON LAW TRUST     |  ||
 ---------------------------   |   ---------------------------   ||
                               |                                 ||
 ---------------------------   |   ---------------------------   ||
|     NATIONWIDE REALTY     |  |  |         NATIONWIDE        |  ||
|      INVESTORS, LTD.      |  |  |      SEPARATE ACCOUNT     |  ||
|                           |  |  |            TRUST          |  ||
| Units:                    |  |  |                           |  ||
| ------                    |__|  |                           |__||
|                           |     |                           |
|                           |     |                           |
| NW Life--97.6%            |     |                           |
| NW Mutual--2.4%           |     |      COMMON LAW TRUST     |
 ---------------------------       ---------------------------

                                                                                                                           (Center)

                                         ------------------------------------------------
                                        |               NATIONWIDE MUTUAL                |
========================================|               INSURANCE COMPANY                |==========================================
                                        |                  (CASUALTY)                    |
                                         ------------------------------------------------
                                                                 |
                                                                 |              ----------------------------------------------------
                                                                 |              |
                                               ---------------------------------------
                                              |    NATIONWIDE CORPORATION (NW CORP)   |
                                              |   Common Stock:           Control     |
                                              |   ------------            -------     |
                                              |    13,642,432               100%      |
                                              |              Shares      Cost         |
                                              |             ------      ----          |
                                              | Casualty    12,992,922   $751,352,485 |
                                              | Fire           649,510     24,007,936 |
                                               ---------------------------------------
                                                                |
              ----------------------------------------------------------------------------------------------------------------------
              |                                     |                                |                             |
 ---------------------------     --------------------------       -----------------------------      ----------------------------
|    NATIONWIDE FINANCIAL   |   |   MRM INVESTMENTS, INC.   |    |      WEST COAST LIFE        |    |    NATIONAL CASUALTY       |
|    SERVICES, INC. (NFS)   |   |                           |    |     INSURANCE COMPANY       |    |         COMPANY            |
|                           |   |                           |    |                             |    |           (NC)             |
| Common Stock: Control     |   | Common Stock: 1           |    | Common Stock: 1,000,000     |    | Common Stock: 100          |
| ------------  -------     |   | ------------  Share       |    | ------------  Shares        |    | ------------  Shares       |
|                           |   |                           |    |                             |    |                            |
|                           |   |               Cost        |    |               Cost          |    |                Cost        |
| Class A     Public--100%  |   |               ----        |    |               ----          |    |                ----        |
| Class B     NW Corp--100% |   | NW Corp.--100% $1,339,218 |    | NW Corp.--100% $152,946,930 |    | NW Corp.--100% $73,442,439 |
 ---------------------------     ---------------------------      -----------------------------      ----------------------------
             |                                                                                                     |
--------------------------------------------------------------------------------                                   |
                             |                                                  |                                  |
                ---------------------------                       ---------------------------        ----------------------------
               | PUBLIC EMPLOYEES BENEFIT  |                     |      NEA VALUEBUILDER       |    |   NCC OF AMERICA, INC.     |
               |   SERVICES CORPORATION    |                     |   INVESTOR SERVICES, INC.   |    |         (INACTIVE)         |
               |         (PEBSCO)          |                     |             (NEA)           |    |                            |
               | Common Stock: 236,494     |==||                 | Common Stock: 500           |    |                            |
               | ------------  Shares      |  ||                 | ------------  Shares        |    |                            |
               |                           |  ||                 |                             |    |                            |
               | NFS--100%                 |  ||                 | NFS--100%                   |    | NFS--100%                  |
                ---------------------------   ||                  -----------------------------      ----------------------------
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||
               |         PEBSCO OF         |  ||  |     NEA VALUEBUILDER      |  ||
               |          ALABAMA          |  ||  |     INVESTOR SERVICES     |  ||
               |                           |  ||  |     OF ALABAMA, INC.      |  ||
               | Common Stock: 100,000     |  ||  | Common Stock: 500         |  ||
               | ------------  Shares      |--||  | ------------  Shares      |--||
               |                           |  ||  |                           |  ||
               |               Cost        |  ||  |               Cost        |  ||
               |               ----        |  ||  |               ----        |  ||
               | PEBSCO--100%  $1,000      |  ||  | NEA--100%      $5,000     |  ||
                ---------------------------   ||   ---------------------------   ||
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||
               |         PEBSCO OF         |  ||  |     NEA VALUEBUILDER      |  ||
               |         ARKANSAS          |  ||  |     INVESTOR SERVICES     |  ||
               |                           |  ||  |      OF ARIZONA, INC      |  ||
               | Common Stock: 50,000      |  ||  | Common Stock: 100         |  ||
               | ------------  Shares      |--||  | ------------  Shares      |--||
               |                           |  ||  |                           |  ||
               |               Cost        |  ||  |               Cost        |  ||
               |               ----        |  ||  |               ----        |  ||
               | PEBSCO--100%  $500        |  ||  | NEA--100%     $1,000      |  ||
                ---------------------------   ||   ---------------------------   ||
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||
               |  PEBSCO OF MASSACHUSETTS  |  ||  |     NEA VALUEBUILDER      |  ||
               |  INSURANCE AGENCY, INC.   |  ||  |     INVESTOR SERVICES     |  ||
               |                           |  ||  |      OF MONTANA, INC.     |  ||
               | Common Stock: 1,000       |  ||  | Common Stock: 500         |  ||
               | ------------  Shares      |--||  | ------------  Shares      |--||
               |                           |  ||  |                           |  ||
               |               Cost        |  ||  |               Cost        |  ||
               |               ----        |  ||  |               ----        |  ||
               | PEBSCO--100%  $1,000      |  ||  | NEA--100%     $500        |  ||
                ---------------------------   ||   ---------------------------   ||
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||   ---------------------------
               |         PEBSCO OF         |  ||  |     NEA VALUEBUILDER      |  ||  |                           |
               |          MONTANA          |  ||  |     INVESTOR SERVICES     |  ||  |                           |
               |                           |  ||  |      OF NEVADA, INC.      |  ||  |     NEA VALUEBUILDER      |
               | Common Stock: 500         |  ||  | Common Stock: 500         |  ||  |     INVESTOR SERVICES     |
               | ------------  Shares      |--||  | ------------  Shares      |  ||==|       OF OHIO, INC.       |
               |                           |  ||  |                           |  ||  |                           |
               |               Cost        |  ||  |               Cost        |  ||  |                           |
               |               ----        |  ||  |               ----        |  ||  |                           |
               | PEBSCO--100%  $500        |  ||  | NEA--100%     $500        |  ||  |                           |
                ---------------------------   ||   ---------------------------   ||   ---------------------------
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||   ---------------------------
               |         PEBSCO OF         |  ||  |     NEA VALUEBUILDER      |  ||  |                           |
               |        NEW MEXICO         |  ||  |     INVESTOR SERVICES     |  ||  |                           |
               |                           |  ||  |      OF WYOMING, INC.     |  ||  |     NEA VALUEBUILDER      |
               | Common Stock: 1,000       |  ||  | Common Stock: 500         |  ||  |     INVESTOR SERVICES     |
               | ------------  Shares      |--||  | ------------  Shares      |  ||==|     OF OKLAHOMA, INC.     |
               |                           |  ||  |                           |  ||  |                           |
               |               Cost        |  ||  |               Cost        |  ||  |                           |
               |               ----        |  ||  |               ----        |  ||  |                           |
               | PEBSCO--100%  $1,000      |  ||  | NEA--100%     $500        |  ||  |                           |
                ---------------------------   ||   ---------------------------   ||   ---------------------------
                                              ||                                 ||
                ---------------------------   ||   ---------------------------   ||   ----------------------------
               |                           |  ||  |     NEA VALUEBUILDER      |  ||  |                            |
               |                           |  ||  |    SERVICES INSURANCE     |  ||  |                            |
               |         PEBSCO OF         |  ||  |       AGENCY, INC.        |  ||  |      NEA VALUEBUILDER      |
               |        TEXAS, INC.        |  ||  | Common Stock: 100         |  ||  |      INVESTOR SERVICES     |
               |                           |==||  | ------------  Shares      |__||==|        OF TEXAS, INC.      |
               |                           |      |                           |      |                            |
               |                           |      |               Cost        |      |                            |
               |                           |      |               ----        |      |                            |
               |                           |      | NEA--100%     $1,000      |      |                            |
                ---------------------------        ---------------------------        ----------------------------

                                                                                                                            (Right)

                                         ------------------------------------------------
                                        |               NATIONWIDE MUTUAL                |
========================================|            FIRE INSURANCE COMPANY              |
                                        |                   (FIRE)                       |
                                         ------------------------------------------------
                                                                 |
-----------------------------------------------------------------|












----------------------------------------------------------------------------------------------
                              |                                |                              |
                ---------------------------         ------------------------------       ------------------------------
               |      GATES, MCDONALD        |     |   EMPLOYERS LIFE INSURANCE   |     |    NATIONWIDE HMO, INC.      |
               |     & COMPANY (GATES)       |     |       OF WAUSAU (ELIOW)      |     |         (NW HMO)             |
               |                             |     |                              |     |                              |
               | Common Stock:   254         |     | Common Stock:   250,000      |     | Common Stock:   100          |
           |-- | ------------    Shares      |  |--| ------------    Shares       |  |--| ------------    Shares       |
           |   |                             |  |  |                              |  |  |                              |
           |   |                 Cost        |  |  |                 Cost         |  |  |                 Cost         |
           |   |                 ----        |  |  |                 ----         |  |  |                 ----         |
           |   | NW CORP.--100%  $25,683,532 |  |  | NW CORP.--100%  $126,509,480 |  |  | NW CORP.--100%  $14,603,732  |
           |    -----------------------------   |   ------------------------------   |   ------------------------------
           |                                    |                                    |
           |    ---------------------------     |   ------------------------------   |   ------------------------------
           |   |  GATES, MCDONALD & COMPANY  |  |  |       WAUSAU PREFERRED       |  |  |    NATIONWIDE MANAGEMENT     |
           |   |      OF NEW YORK, INC.      |  |  |      HEALTH INSURANCE CO.    |  |  |         SYSTEMS, INC.        |
           |   |                             |  |  |                              |  |  |                              |
           |   | Common Stock:   3           |  |  | Common Stock:   250,000      |  |  | Common Stock:   100          |
           |-- | ------------    Shares      |  |--| ------------    Shares       |  |--| ------------    Shares       |
           |   |                             |  |  |                              |  |  |                              |
           |   |                 Cost        |  |  |                 Cost         |  |  | NW HMO          Cost         |
           |   |                 ----        |  |  |                 ----         |  |  |                 ----         |
           |   | GATES--100%     $106,947    |  |  | NW CORP.--100%  $57,413,193  |  |  | Inc.--100%      $25,149      |
           |    -----------------------------   |   ------------------------------   |   ------------------------------
           |                                    |                                    |
           |    -----------------------------   |   ------------------------------   |   ------------------------------
           |   |  GATES, MCDONALD & COMPANY  |  |  |     KEY HEALTH PLAN, INC.    |  |  |          NATIONWIDE          |
           |   |         OF NEVADA           |  |  |                              |  |  |          AGENCY, INC.        |
           |   |                             |  |  |                              |  |  |                              |
           |   | Common Stock:   40          |  |  | Common Stock:   1,000        |  |  | Common Stock:   100          |
           |-- | ------------    Shares      |  |--| ------------    Shares       |  |--| ------------    Shares       |
           |   |                             |     |                              |  |  |                              |
           |   |                 Cost        |     |                 Cost         |  |  | NW HMO          Cost         |
           |   |                 ----        |     |                 ----         |  |  |                 ----         |
           |   | Gates--100%     $93,750     |     | ELIOPW--80%  $2,700,000      |  |  | Inc.--99%       $116,077     |
           |    -----------------------------       ------------------------------   |   ------------------------------
           |
           |    -----------------------------
           |   |      GATES, MCDONALD        |
           |   |     HEALTH PLUS, INC.       |
           |   |                             |
           |   | Common Stock:   200         |
           |-- | ------------    Shares      |
               |                             |
               |                 Cost        |
               |                 ----        |
               | NW CORP.--100%  $2,000,000  |
                -----------------------------









                                                                                Subsidiary Companies    -- Solid Line

                                                                                Contractual Association -- Double Line

                                                                                Partnership Interest    -- Dotted Line



                                                                                                             March 6, 1997

                                                                                                                    Page 2

ITEM 27.  NUMBER OF CONTRACT OWNERS

         Not applicable.

ITEM 28.  INDEMNIFICATION


         Provision is made in the Company's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ITEM 29.      PRINCIPAL UNDERWRITER



                                     NATIONWIDE INVESTMENT  SERVICES CORPORATION
                                               DIRECTORS AND OFFICERS


                                                                       POSITIONS AND OFFICES
         NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER


Joseph J. Gasper                                                       Chairman of the Board
One Nationwide Plaza                                                        and Director
Columbus, OH  43215

Richard A. Karas                                                           Vice Chairman
One Nationwide Plaza                                                        and Director
Columbus, OH  43215

Dimon Richard McFerson                                         Chairman and Chief Executive Officer -
One Nationwide Plaza                                              Nationwide Insurance Enterprise
Columbus, OH  43215                                                         and Director

Timothy E. Murphy
One Nationwide Plaza                                                         President
Columbus, OH  43215

Gordon E. McCutchan
One Nationwide Plaza                                             Executive Vice President - Law and
Columbus, OH  43215                                               Corporate Services and Secretary

Robert A. Oakley                                             Executive Vice President - Chief Financial
One Nationwide Plaza                                                          Officer
Columbus, OH  43215

Robert J. Woodward, Jr.                                     Executive Vice President - Chief Investment
One Nationwide Plaza                                                          Officer
Columbus, OH  43215



                                   79 of 88


W. Sidney Druen                                              Senior Vice President and General Counsel
One Nationwide Plaza
Columbus, OH  43215

Robert O. Cline                                               Vice President - Treasurer and Assistant
One Nationwide Plaza                                                         Secretary
Columbus, OH  43215

Barbara J. Shane                                             Vice President - Chief Compliance Officer
One Nationwide Plaza
Columbus, OH  43215

Dennis W. Click                                                         Assistant Secretary
One Nationwide Plaza
Columbus, OH  43215

James E. Brock                                                                Director
One Nationwide Plaza
Columbus, OH  43215

Harvey S. Galloway, Jr.                                                       Director
One Nationwide Plaza
Columbus, OH  43215


 (c)       NAME OF       NET UNDERWRITING           COMPENSATION ON
          PRINCIPAL       DISCOUNTS AND              REDEMPTION OR               BROKERAGE
         UNDERWRITER       COMMISSIONS               ANNUITIZATION              COMMISSIONS      COMPENSATION
         -----------       -----------               -------------              -----------      ------------

         Nationwide               N/A                       N/A                          N/A                N/A
         Investment
         Services
         Corporation



                                   80 of 88

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

         Robert O. Cline
         Nationwide Life Insurance Company
         One Nationwide Plaza
         Columbus, OH 43215

ITEM 31.  MANAGEMENT SERVICES

         Not Applicable

ITEM 32.  UNDERTAKINGS

         The Registrant hereby undertakes to:

         (a) File a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) Include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                  (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

         (c) Deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Represent that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Code, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC
                  Section 403(b)(11).


         The Depositor hereby represents:


         (a) That the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


                                   81 of 88

         OFFERED BY

                  NATIONWIDE
                  LIFE INSURANCE COMPANY
                  NATIONWIDE DCVA-II





































                                   Group
                                   Flexible Fund
                                   Retirement
                                   Contracts


                                   PROSPECTUS

                                  MAY 1, 1997


                                   82 of 88

  ACCOUNTANTS' CONSENT AND INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT
                                   SCHEDULES




The Board of Directors of Nationwide Life Insurance Company:


The audits referred to in our report on Nationwide Life Insurance Company (the Company) dated January 31, 1997, included the related financial statement schedules as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, included in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the references to our firm under the heading "Services" in the Statement of Additional Information.


                                                        KPMG Peat Marwick LLP


Columbus, Ohio
April 21, 1997


                                   83 of 88

                                   SIGNATURES

         As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Nationwide DCVA-II has caused this Pre-Effective Amendment No. 2 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 21st day of April, 1997.


                                                 NATIONWIDE DCVA-II
                                       ----------------------------------------
                                                     (Registrant)

                                           NATIONWIDE LIFE INSURANCE COMPANY
                                       ----------------------------------------
                                                      (Depositor)

                                                     By /s/ JOSEPH P. RATH
                                       ----------------------------------------
                                                        Joseph P. Rath
                                                        Vice President


         As required by the Securities Act of 1933, this Pre-Effective Amendment No. 2 has been signed by the following persons in the capacities indicated on the 21st day of April, 1997.

              SIGNATURE                                           TITLE

LEWIS J. ALPHIN                                               Director
--------------------------------------------
Lewis J. Alphin

KEITH W. ECKEL                                                Director
--------------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                              Director
--------------------------------------------
Willard J. Engel

FRED C. FINNEY                                                Director
--------------------------------------------
Fred C. Finney

JOSEPH J. GASPER                                           President/Chief
--------------------------------------------         Operating Officer and Director
Joseph J. Gasper

CHARLES L. FUELLGRAF, JR.                                     Director
--------------------------------------------
Charles L. Fuellgraf, Jr.

HENRY S. HOLLOWAY                                       Chairman of the Board
--------------------------------------------                and Director
Henry S. Holloway

DIMON RICHARD McFERSON                                Chairman and Chief Executive
-------------------------------------------- Officer-Nationwide Insurance Enterprise and Director
Dimon Richrad McFerson

DAVID O. MILLER                                               Director
--------------------------------------------
David O. Miller

C. RAY NOECKER                                                Director
--------------------------------------------
C. Ray Noecker

ROBERT A. OAKLEY                                      Executive Vice President-
--------------------------------------------           Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                            Director          By:             JOSEPH P. RATH
--------------------------------------------                                       ---------------------------
James F. Patterson                                                                     Joseph P. Rath, Attorney-in-Fact

ARDEN L. SHISLER                                              Director
--------------------------------------------
Arden L. Shisler

ROBERT L. STEWART                                             Director
--------------------------------------------
Robert L. Stewart

NANCY C. THOMAS                                               Director
--------------------------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                               Director
--------------------------------------------
Harold W. Weihl

                                   88 of 88

                                POWER OF ATTORNEY



         KNOWN ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of NATIONWIDE LIFE INSURANCE COMPANY, and NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, both Ohio corporations, which have filed or will file with the U.S. Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, various Registration Statements and amendments thereto for the registration under said Act of Individual Deferred Variable Annuity Contracts in connection with MFS Variable Account, Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Multi-Flex Variable Account, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C and Nationwide VA Separate Account-Q; and the registration of fixed interest rate options subject to a market value adjustment offered under some or all of the aforementioned individual Variable Annuity Contracts in connection with Nationwide Multiple Maturity Separate Account and Nationwide Multiple Maturity Separate Account-A, and the registration of Group Flexible Fund Retirement Contracts in connection with Nationwide DC Variable Account, Nationwide DCVA-II, and NACo Variable Account; and the registration of Group Common Stock Variable Annuity Contracts in connection with Separate Account No. 1; and the registration of variable life insurance policies in connection with Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VL Separate Account-A and Nationwide VL Separate Account-B, hereby constitutes and appoints Dimon Richard McFerson, Joseph J. Gasper, W. Sidney Druen, and Joseph P. Rath, and each of them with power to act without the others, his/her attorney, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to approve, and sign such Registration Statements and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

         IN WITNESS WHEREOF, the undersigned have herewith set their names and seals as of this 2nd day of April, 1997.

/s/ Lewis J. Alphin                                                 /s/ David O. Miller
-------------------------------------------------                   --------------------------------------------------
Lewis J. Alphin, Director                                           David O. Miller, Director

/s/ Keith W. Eckel                                                  /s/ C. Ray Noecker
-------------------------------------------------                   -------------------------------------------------
Keith W. Eckel, Director                                            C. Ray Noecker, Director

/s/ Willard J. Engel                                                /s/ Robert A. Oakley
-------------------------------------------------                   --------------------------------------------------
Willard J. Engel, Director                                          Robert A. Oakley, Executive Vice President and Chief
                                                                    Financial Officer

/s/ Fred C. Finney                                                  /s/ James F. Patterson
-------------------------------------------------                   --------------------------------------------------
Fred C. Finney, Director                                            James F. Patterson, Director

/s/ Charles L. Fuellgraf                                            /s/ Arden L. Shisler
-------------------------------------------------                   --------------------------------------------------
Charles L. Fuellgraf, Jr., Director                                 Arden L. Shisler, Director

/s/ Joseph J. Gasper                                                /s/ Robert L. Stewart
-------------------------------------------------                   --------------------------------------------------
Joseph J. Gasper, President and Chief Operating Officer             Robert L. Stewart, Director
and Director

/s/ Henry S. Holloway                                               /s/ Nancy C. Thomas
-------------------------------------------------                   --------------------------------------------------
Henry S. Holloway, Chairman of the Board, Director                  Nancy C. Thomas, Director

/s/ Dimon Richard McFerson                                          /s/ Harold W. Weihl
-------------------------------------------------                   --------------------------------------------------
Dimon Richard McFerson, Chairman and Chief Executive                Harold W. Weihl, Director
Officer-Nationwide Insurance Enterprise and Director